82-34628.

KLABIN S.A.
Rua Formosa 367
01075-900 São Paulo
Brasil
tel +55 11 3225 4000

Klabin



São Paulo, August 25, 2003.

Ms. Anne Marie Tierney
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549



Re: KLABIN S.A.

SUPPL

Dear Madam:

Please find enclosed herewith:

- The Quarterly Information (ITR) of the period ended on June 30, 2003.
- The Annual Report of Klabin S.A. of 2002.

Very truly yours,

Maria Elizabeth Toledo Pacheco
Legal Department

dw 9/2

(A free translation of the original in Portuguese)


SEC MAIL PROCESSING
AUG 2 9 2003
WASH, D.C.
SECTION
187

Klabin S.A.

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)
June 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

July 25, 2003

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. for the quarters ended June 30, 2003 and 2002 and March 31, 2003. This information is the responsibility of the Company's management. The reviews of the accounting information relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A. for the quarters and six-month periods ended June 30, 2003 and 2002, included in the above mentioned Quarterly Information, were conducted by other independent accountants. Our report, insofar as it relates to the amounts of these investments at June 30, 2003, of R$ 136,277 thousand (March 31, 2003 – R$ 144,758 thousand) and the equity in the losses incurred by them (R$ 5,810 thousand and R$ 7,435 thousand in the six-month periods ended June 30, 2003 and 2002, respectively), as well as the respective assets and liabilities included in the Notes to the Quarterly Information, is based solely on the reports of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regards to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

PRICEWATERHOUSECOOPERS

3 Based on our limited reviews and on the reports of the other independent accountants, we are not aware of any material modifications which should be made to the Quarterly Information referred to in paragraph 1 in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 Klabin S.A. has investments in companies located in Argentina totaling R$ 55,263 thousand at June 30, 2003 (March 31, 2003 – R$ 59,204 thousand). As mentioned in Note 5 (c) to the Quarterly Information, it is still impracticable to determine the possible effects on the Company's business or on the realization of its assets resulting from the economic crisis currently affecting that country and the recent economic measures adopted by the Government of Argentina.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 6/30/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	**KLABIN S.A.**	**89.637.490/0001-45**
4 – STATE REGISTRATION NUMBER (Nire) **35300188349**		

01.02 – HEAD OFFICE

1 – ADDRESS			2 –SUBURB OR DISTRICT	
Rua Formosa nº 367 – 12º andar			Centro	
3 – POSTAL CODE 01075-900	4 - MUNICIPALITY São Paulo			5 – STATE SP
6 - AREA CODE 011	7 – TELEPHONE 3225-4000	8 – TELEPHONE	9 – TELEPHONE	10 – Telex
11 - AREA CODE 011	12 – Fax 3225-4241	13 – Fax	14 – Fax	
15 – e-mail klabin@klabin.com.br				

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME				
Ronald Seckelmann				
2 – ADDRESS Rua Formosa nº 367 – 12º andar			3 –SUBURB OR DISTRICT Centro	
4 – POSTAL CODE 01075-900	5 - MUNICIPALITY São Paulo			6 – STATE SP
7 - AREA CODE 011	8 – TELEPHONE 3225-4019	9 – TELEPHONE	10 – TELEPHONE	11 – Telex
12 – AREA CODE 011	13 – Fax 3225-4241	14 – Fax	15 – Fax	
16 – e-mail rseckelmann@klabin.com.br				

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 – END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 – END
1/01/2003	12/31/2003	2	4/01/2003	6/30/2003	1	1/01/2003	3/31/2003
9 – INDEPENDENT ACCOUNTANT						10 – CVM CODE	
PricewaterhouseCoopers Auditores Independentes						00287-9	
11 – PARTNER RESPONSIBLE				12 – INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE			
Paulo Cesar Estevão Netto						018.950.957-00	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 6/30/2003 *Corporate Legislation*
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (Units)	1 – CURRENT QUARTER 6/30/2003	2 – PRIOR QUARTER 3/31/2003	3 – SAME QUARTER IN PRIOR YEAR 6/30/2002
Paid-up Capital			
1 – Common	317,049,392	317,049,392	317,049,392
2 – Preferred	601,750,949	601,750,949	601,750,949
3 – Total	918,800,341	918,800,341	918,800,341
Treasury Stock			
4 – Common	221,829	221,829	221,829
5 – Preferred	895,216	895,216	895,216
6 – Total	1,117,045	1,117,045	1,117,045

01.06 – CHARACTERISTICS OF THE COMPANY

1 – TYPE OF COMPANY
Commercial, Industrial and Other
2 – SITUATION
Operating
3 – NATURE OF OWNERSHIP
Private National
4 – ACTIVITY CODE
1160100 – Paper and pulp industry
5 – MAIN ACTIVITY
Paper, pulp, packaging, forestation and reforestation.
6 – TYPE OF CONSOLIDATION
Full consolidation
7- TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without exceptions

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 – NAME

01.08 – DIVIDEND APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – DATE APPROVED	4 - TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) 6/30/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF ALTERATION	3 – CAPITAL (R$ Thousand)	4 – AMOUNT OF ALTERATION (R$ Thousand)	5 – NATURE OF ALTERATION	7 – NUMBER OF SHARES ISSUED (Units)	8 – SHARE PRICE ON ISSUE DATE (Reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE
7/28/2003	

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **(Unaudited)**
QUARTERLY INFORMATION (ITR) **6/30/2003** **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.01- BALANCE SHEET - ASSETS (R$ thousands)

1 - CODE	2 - DESCRIPTION	3 – 6/30/2003	4 – 3/31/2003
1	Total assets	5,821,968	4,912,468
1.01	Current assets	1,541,030	990,081
1.01.01	Available funds	671,234	62,633
1.01.01.01	Cash and banks	651,967	51,611
1.01.01.02	Financial investments	19,267	11,022
1.01.02	Receivables	525,567	565,242
1.01.02.01	Trade accounts receivable	450,861	487,458
1.01.02.02	Exchange acceptances and discounted trade receivables	(109,006)	(177,402)
1.01.02.03	Provision for doubtful accounts	(15,540)	(15,528)
1.01.02.04	Subsidiary and associated companies	199,252	270,714
1.01.03	Inventories	220,316	255,244
1.01.04	Other	123,913	106,962
1.01.04.01	Taxes and contributions recoverable	83,162	62,258
1.01.04.02	Prepaid expenses	13,843	19,232
1.01.04.03	Other accounts receivable	26,908	25,472
1.02	Long-term receivables	503,352	1,111,266
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	54,879	670,112
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	54,879	670,112
1.02.02.03	Other related companies	0	0
1.02.03	Other	448,473	441,154
1.02.03.01	Deferred income tax and social contribution	277,476	263,522
1.02.03.02	Judicial deposits	137,578	127,306
1.02.03.03	Taxes to offset	8,829	22,928
1.02.03.04	Prepaid expenses	6,213	6,119
1.02.03.05	Other accounts receivable	18,377	21,279
1.03	Permanent assets	3,777,586	2,811,121
1.03.01	Investments	1,877,536	833,553
1.03.01.01	In associated companies	1,161,618	16,704
1.03.01.02	In subsidiary companies	712,005	812,811
1.03.01.03	Other investments	3,913	4,038
1.03.02	Property, plant and equipment	1,748,696	1,787,934
1.03.03	Deferred charges	151,354	189,634

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **(Unaudited)**
QUARTERLY INFORMATION (ITR) **6/30/2003** **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

02.02 – BALANCE SHEET- LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2003	4 – 3/31/2003
2	Total liabilities and stockholders' equity	5,821,968	4,912,468
2.01	Current liabilities	1,974,159	2,052,861
2.01.01	Loans and financings	932,063	994,297
2.01.02	Debentures	482,208	524,206
2.01.03	Suppliers	118,077	183,986
2.01.04	Taxes, charges and contributions	78,714	57,638
2.01.04.01	Taxes payable	17,804	21,934
2.01.04.02	Provision for income tax and social contribution	60,910	35,704
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	225,061	200,408
2.01.08	Other	138,036	92,326
2.01.08.01	Salaries, vacation pay and payroll charges	45,776	38,018
2.01.08.02	Other accounts payable	92,260	54,308
2.02	Long-term liabilities	1,668,420	1,711,755
2.02.01	Loans and financings	845,622	879,024
2.02.02	Debentures	564,000	564,000
2.02.03	Provisions	0	0
2.02.04	Payable to related parties	20,205	25,689
2.02.05	Other	238,593	243,042
2.02.05.01	Deferred income tax and social contribution	7,539	7,886
2.02.05.02	Provision for contingencies	208,789	203,828
2.02.05.03	Other accounts payable	22,265	31,328
2.03	Deferred income	0	0
2.03.01	Lease with *jointly-controlled company*	0	0
2.05	Stockholders' equity	2,179,389	1,147,852
2.05.01	Capital	800,000	800,000
2.05.02	Capital reserves	195,351	194,892
2.05.02.01	Special Restatement – Law 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Fiscal incentives	1,719	1,260
2.05.03	Revaluation reserves	92,709	93,262
2.05.03.01	Own assets	92,709	93,262
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	(3,865)	(3,865)
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0

(*A free translation of the original in Portuguese*)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **(Unaudited)**
QUARTERLY INFORMATION (ITR) **6/30/2003** **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

1 - CODE	2 – DESCRIPTION	3 – 6/30/2003	4 – 3/31/2003
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retention of profits	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.05	Retained earnings	1,095,194	63,563

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **(Unaudited)**
QUARTERLY INFORMATION (ITR) **6/30/2003** **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

03.01 – STATEMENT OF OPERATIONS (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 4/01/2003 to 6/30/2003	4 - 1/01/2003 to 6/30/2003	5 – 4/01/2002 to 6/30/2002	6 - 1/01/2002 to 6/30/2002
3.01	Gross sales and/or service revenues	841,058	1,702,374	592,117	1,151,882
3.02	Deductions	(86,052)	(177,156)	(62,499)	(123,595)
3.03	Net sales and/or service revenues	755,006	1,525,218	529,618	1,028,287
3.04	Cost of sales and/or services rendered	(435,819)	(818,595)	(327,997)	(627,865)
3.05	Gross profit	319,187	706,623	201,621	400,422
3.06	Operating income (expenses)	(246,725)	(534,758)	(432,277)	(622,568)
3.06.01	Selling	(80,159)	(155,127)	(62,888)	(118,307)
3.06.02	General and administrative	(81,507)	(111,982)	(36,876)	(72,753)
3.06.03	Financial, net	(90,206)	(256,714)	(341,455)	(421,184)
3.06.03.01	Financial income	(13,299)	(22,187)	21,149	23,418
3.06.03.02	Financial expenses	(76,907)	(234,527)	(362,604)	(444,602)
3.06.04	Other operating income	(1,343)	13,097	11,320	18,813
3.06.05	Other operating expenses	(10,477)	(33,292)	(11,687)	(31,247)
3.06.06	Equity in the earnings of subsidiaries	16,967	9,260	9,309	2,110
3.07	Operating profit	72,462	171,865	(230,656)	(222,146)
3.08	Non-operating income, net	969,521	970,672	226	(270)
3.08.01	Income	995,299	996,455	226	484
3.08.02	Expenses	(25,778)	(25,783)	0	(754)
3.09	Income (loss) before taxes and profit sharing	1,041,983	1,142,537	(230,430)	(222,416)
3.10	Provision for income tax and social contribution	(26,885)	(60,551)	8,826	386
3.11	Deferred income tax	16,156	12,476	(8,726)	(662)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income (loss) for the period	1,031,254	1,094,462	(230,330)	(222,692)
	NUMBER OF SHARES (units) EX-TREASURY STOCK	917,683,296	917,683,296	917,683,296	917,683,296
	NET INCOME PER SHARE	1.12376	1.19264		
	LOSS PER SHARE			(0.25099)	(0.24267)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 - NOTES TO THE QUARTERLY INFORMATION

1 OPERATIONS

The Notes to the Quarterly Information are presented in thousands of reais, except when stated in cents.

Klabin S.A. and its subsidiaries operate in the following segments of the pulp and paper industry to meet the needs of the domestic (63% of net revenues) and foreign (37%) markets: reforestation and wood, bleached short fiber cellulose from eucalyptus, soluble and special cellulose, newsprint (discontinued), printing paper, toilet paper, packaging paper, paper sacks, envelopes and corrugated cardboard boxes. Their operations are fully integrated from forestation to production of the end products.

As described in Note 5(a), all the corporate acts necessary to enable Aracruz Celulose S.A. to become the owner of the shares of Riocell S.A. were completed on July 2, 2003.

Riocell S.A., located in the Municipality of Guaiba – RS, produces bleached short fiber cellulose from eucalyptus, mainly destined for the foreign market, and has a production capacity of 400 thousand tons.

Up to March 31, 2003, the activities of Klabin in the newsprint segment were carried out through Norske Skog Klabin Comércio e Indústria Ltda. (NSK), a joint-venture in which Klabin held a 50% investment together with Norske Skog do Brasil Ltda., a subsidiary of Norske Skogindustrier ASA of Norway.

As provided by the Quotaholders' Agreement (Norske Skog - Klabin) dated February 25, 2000, the production of newsprint by NSK was ceased on March 31, 2003, and the machinery and equipment used in the production process was converted to the production of packaging by Klabin.

As described in Note 5(b), on July 2, 2003 the corporate operations that resulted in the closing of the joint venture of Norske Skog Klabin Comércio e Indústria Ltda were concluded.

Klabin's activities in the disposable paper sector are mainly carried out through Klabin Kimberly S.A., a joint-venture with Kimberly-Clark since May 1998, in four plants located in the states of Santa Catarina, São Paulo and Bahia.

The Stockholders' Agreement related to the governance of Klabin Kimberly's activities provides that during the months of April, May and June 2003, 2004, 2005 or 2006 (option period) Klabin will be entitled to sell to Kimberly Clark the total amount of its shares in Klabin Kimberly.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Accounting principles applied

The Quarterly Information has been presented in conformity with accounting principles determined by Brazilian Corporate Legislation and has been prepared based on principles, methods and criteria consistent with those applied in the preparation of the financial statements for the year ended December 31, 2002.

(b) **Consolidation of the financial statements of jointly-controlled companies**

In accordance with CVM Instruction 247/96, on June 30, 2003 the financial statements of the jointly-controlled companies Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda. are consolidated on a proportional basis (the ownership in these companies is 50%).

On May 23, 2003, the former jointly-controlled (50%) Norske Skog Klabin Comércio e Indústria Ltda. (now named Klabin Monte Alegre Comércio e Indústria Ltda.) became a wholly-owned subsidiary of Klabin before the transfer of this investment to Norske Skog do Brasil Ltda., as described in Note 5 (b). The consolidated financial information included in this Quarterly Information includes the balance sheet of NSK under full consolidation and the statement of operations of NSK consolidated in the proportion of 50% up to May 23, 2003.

The summarized balance sheets and statements of operations of these jointly-controlled companies are shown below:

BALANCE SHEET

	Consolidated			
	Klabin Kimberly S.A.		KCK Tissue S.A.	
ASSETS	**6/30/2003**	**3/31/2003**	**6/30/2003**	**3/31/2003**
Current assets	164,583	197,099	29,450	30,623
Long-term receivables	26,194	25,511		
Permanent assets	263,597	262,491	67,319	75,023
	454,374	**485,101**	**96,769**	**105,646**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities	198,963	211,915	47,216	52,611
Long-term liabilities	22,861	25,527	9,347	10,934
Minority interest	205	247		
Stockholders' equity	232,345	247,412	40,206	42,101
	454,374	**485,101**	**96,769**	**105,646**

STATEMENT OF OPERATIONS FOR THE SIX MONTH PERIODS ENDED:

	Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Klan Monte Alegre Com. e Ind. Ltda. (*)	
	6/30/2003	6/30/2002	6/30/2003	6/30/2002	6/30/2003	6/30/2002
Net sales revenues	261,320	196,271	22,348	27,681	22,858	57,936
Cost of sales	(182,480)	(130,848)	(18,066)	(12,076)	(22,928)	(54,443)
Gross profit	78,840	65,423	4,282	15,605	(70)	3,493
Operating expenses	(83,267)	(78,613)	(1,890)	(13,670)	(9,163)	(3,863)
Financial results, net	(12,517)	(6,024)	2,915	(2,458)	890	(8,150)
Operating income	(16,944)	(19,214)	5,307	(523)	(8,343)	(8,520)
Non-operating income (expenses)	211	(177)			56,595	
Income tax and social contribution		5,004			(104)	236
Minority interest	57	20				
Net income (loss) for the period	**(16,676)**	**(14,367)**	**5,307**	**(523)**	**48,148**	**(8,284)**

(*) Former Norske Skog Klabin Comércio e Indústria Ltda.

3 RESTRICTED CASH

Financial investments include the amounts of R$ 19,267 – parent company and R$ 54,002 - consolidated (March 31, 2003 - R$ 10,451 parent company and R$ 40,950 consolidated), which are pledged in guarantee of loans.

4 INCOME TAX AND SOCIAL CONTRIBUTION

(a) Nature and expected realization or payment of deferred taxes

	6/30/2003		3/31/2003	
	Income tax	Social contribution	Income tax	Social contribution
				Parent company
Non-deductible provisions	108,319	23,804	84,324	24,037
Taxes being questioned in court	36,528		34,474	
Tax losses	73,564	35,261	84,487	36,200
Long-term receivables	**218,411**	**59,065**	**203,285**	**60,237**
Incentive benefit of accelerated depreciation	6,574	965	6,919	967
Long-term liabilities	**6,574**	**965**	**6,919**	**967**
				Consolidated
Non-deductible provisions	114,378	26,336	84,324	24,634
Taxes being questioned in court	36,528		34,474	
Tax losses	74,299	42,337	91,286	45,524
Long-term receivables	**225,205**	**68,673**	**210,084**	**70,158**
Incentive benefit of accelerated depreciation	6,574	965	6,919	967
Long-term liabilities	**6,574**	**965**	**6,919**	**967**

The long-term receivables at March 31, 2003 do not include credits on temporary additions of R$ 1,944 relating to Norske Skog Klabin Comércio e Indústria Ltda.

The credits relating to non-deductible provisions, mainly the provision for doubtful accounts, labor and tax contingencies and taxes being questioned in court, will be realized as the final outcomes are known.

Management, based on the budget and business plan approved by the Fiscal Council and the Board of Directors, expects that the credits relating to income tax and social contribution losses will be realized from 2003 to 2007, as shown below:

		6/30/2003		3/31/2003
	Income tax	Social contribution	Income tax	Social contribution
				Parent company
2003	39,169	14,101	39,169	14,101
2004	51,328	18,478	51,328	18,478
2005	59,167	21,300	59,167	21,300
2006	49,306	5,186	49,306	6,358
2007	19,441		4,315	
	218,411	**59,065**	**203,285**	**60,237**
				Consolidated
2003	39,169	15,256	39,169	15,256
2004	51,641	20,059	51,641	20,059
2005	59,514	22,875	59,514	22,875
2006	49,595	6,498	49,595	7,670
2007	25,286	3,985	10,165	4,298
	225,205	**68,673**	**210,084**	**70,158**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

(b) Reconciliation of income tax and social contribution with pre-tax income multiplied by the tax rate:

(i) Parent company

		6/30/2003		6/30/2002	
		Income tax	Social Contribution	Income tax	Social contribution
Income before income tax and social contribution		1,142,537	1,142,537	(222,416)	(222,416)
Tax rate		25%	9%	25%	9%
		285,634	**102,828**	**(55,604)**	**(20,017)**
Income tax and social contribution in the statement of operations:					
. Current		53,162	7,389	(134)	(252)
. Deferred		(17,806)	5,330	(2,780)	3,442
		35,356	12,719	(2,914)	3,190
Difference		**(250,278)**	**(90,109)**	**52,690**	**23,207**
Reconciliation:					
Permanent additions (deductions)					
. Equity in the losses of subsidiaries		(9,260)	(9,260)	(2,110)	(2,110)
. Capital gain through change in the percentage ownership of investment	(1)	(989,594)	(989,594)		
. Private pension contribution				1,543	1,543
. Provision for net capital deficiency of subsidiary				(2,959)	(2,959)
. Realization of special monetary restatement		1,268	1,268	1,552	1,552
. Donations and free gifts		1,792	1,792	1,449	1,449
. Non-deductible royalties		2,502		2,973	
. Amortized goodwill		2,899		2,915	
. Other		34		(67)	(67)
		(990,359)	(995,794)	5,296	(592)
Tax rate		25%	9%	25%	9%
Permanent additions (deductions)		(247,590)	(89,621)	1,324	(53)
Fiscal incentive deductions		(1,314)			
Increase from provision at 8%					3,331
Deferred tax credit not recorded				54,326	21,215
Provision relating to companies merged				(1,892)	(711)
Reversal of provisions on foreign profits		(1,365)	(491)		
Others		(9)	3	(1,068)	(575)
		(250,278)	**(90,109)**	**52,690**	**23,207**

(1) See Note 5(a).

(ii) **Consolidated**

	6/30/2003		6/30/2002	
	Income tax	*Social contribution*	*Income tax*	*Social contribution*
Income before income tax and social contribution	1,148,936	1,148,936	(222,688)	(222,688)
Tax rate	25%	9%	25%	9%
	287,234	**103,404**	**(55,672)**	**(20,042)**
Income tax and social contribution in the statement of operations:				
. Current	60,324	9,722	1,251	255
. Deferred	(21,849)	4,316	(4,498)	2,513
	38,475	14,038	(3,247)	2,768
Difference	**(248,759)**	**(89,366)**	**52,425**	**22,810**
Reconciliation				
Permanent additions (deductions)				
. Equity in the earnings (losses) of investments	40	40	(905)	(905)
. Capital gain through change in the percentage ownership of investment	(1) (1,046,297)	(1,046,297)		
. Private pension contribution	160	160	1,821	1,821
. Realization of special monetary restatement	1,268	1,268	1,558	1,558
. Donations and free gifts	1,934	1,934	1,475	1,475
. Amortized goodwill	2,899		2,915	
. Royalties	11,954		6,376	
. Other	81		66	(62)
	(1,027,961)	(1,042,895)	13,306	3,887
Tax rate	25%	9%	25%	9%
Permanent additions (deductions)	(256,990)	(93,861)	3,327	350
Deferred tax credit not recorded	2,384	1,629	57,992	22,397
Reversal of provisions on foreign profits	(1,365)	(491)		
Increase from provision at 8%				3,331
Provision relating to companies merged			(1,892)	(711)
Tax effects on exchange variation on foreign investments	11,533	4,152		
Tax effects on unrealized profits	1,960	705		
Offset of tax losses not previously recognized	(1,620)	(339)	(573)	(87)
Profits not taxed abroad	(3,168)	(1,184)		
Tax incentive deductions	(1,314)			
Other	(179)	23	(6,429)	(2,470)
	(248,759)	**(89,366)**	**52,425**	**22,810**

(1) See Notes 5(a) and (b)

5 INVESTMENTS IN SUBSIDIARY AND ASSOCIATED COMPANIES

JUNE 30, 2003		Parent company		
Associated companies		Direct and indirect investment	Investment	Equity in the earnings (loss) accumulated for the period
Riocell S.A.		59.98%	1,144,873	(6,419)
Klabin Riocell Limited	(1)	99.90%		(10,431)
Norcell S.A.		13.85%	14,973	(39)
Other			1,772	
			1,161,618	(16,889)
Subsidiary and jointly-controlled companies				
Klabin Bacell S.A.		81.71%	308,599	8,890
Mirca Limited		100.00%	151,872	(24,372)
Klabin Kimberly S.A.		50.00%	116,173	(8,338)
KCK Tissue S.A.		50.00%	20,104	2,528
Klabin Monte Alegre Comércio e Indústria Ltda.	(2)	100.00%	60,405	48,148
Klabin Argentina S.A.		100.00%	35,159	(218)
Other			19,693	(489)
			712,005	26,149
			1,873,623	9,260

(1) The investment of R$ 55,776 was contributed as a capital increase in the investee Riocell S.A., as described in Note 5(a).

(2) Formerly Norske Skog Klabin Comércio e Indústria Ltda. and the ownership percentage from January to April was 50%.

(a) Investment in Riocell S.A.

On December 1, 2002, as part of the structure of the guarantees pledged in favor of the fourth issue, second series debenture holders (see Note 9), Riocell S.A. (a company set up by Klabin S.A. for this special purpose) received, as capital increase and as payment of debentures convertible into Riocell shares in the amounts of R$ 70,106 and R$ 619,050, respectively, all property, plant and equipment of the Guaiba plant (RS). The 61,905 debentures due on January 31, 2005 are remunerated at a fixed interest rate of 1% per six-month period, plus variable interest equivalent to 90% of the pre-tax income of Riocell.

Up to June 30, 2003, Klabin held 100% of the total capital of Riocell S.A., whose main activities are the manufacture and sale of pulp, paper and related products, including imports and exports, wood, agriculture, forestation and reforestation.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 – NOTES TO THE QUARTERLY INFORMATION

Because of the above mentioned plant transfer, Klabin S.A. and Riocell S.A. entered into a leasing and exploitation agreement in which Klabin S.A. leased the plant (in full operation, including the production of pulp and paper) from Riocell S.A. for a non-renewable term of six-months, with a monthly payment of R$ 5,000.

The Extraordinary General Meeting of stockholders (EGM) held on May 1, 2003 approved a capital increase of Riocell S.A. of R$ 91,755, in accordance with a report issued by an independent appraiser, fully subscribed and paid-up by Klabin through the assignment of assets, rights and obligations listed below:

Assets	
Cash and banks	13
Accounts receivable	39,073
Taxes to offset	175
Inventories	49,914
Prepaid expenses	966
Other accounts receivable	1,223
ICMS credits on permanent assets	12,011
Judicial deposits	517
Investments	55,776
Property, plant and equipment	35,200
	194,868
Liabilities and net assets	
Suppliers	29,686
Taxes payable	407
Provision for income tax/social contribution	1,857
Salaries, vacation pay and payroll charges	2,789
Provision for profit sharing	406
Prepayments from customers	51,813
Freights payable	1,697
Provision for contingencies	13,817
Other accounts payable	641
	103,113
Net assets	91,755
	194,868

Due to the transfer of the assets and liabilities listed above, the leasing agreement with Klabin was cancelled on May 1, 2003.

On May 30, 2003, an "Investment and Other Covenants Contract" was signed between Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda. on the one hand, and Aracruz Celulose S.A. and Aracruz Trading S.A. on the other, for the subscription and payment of a capital increase in Riocell S.A. and, subsequently, the purchase by Riocell S.A. of its own shares, to remain in treasury or for subsequent cancellation. The structure of the above transaction was carried out and implemented by company management based on opinions of its legal advisors.

04.01 – NOTES TO THE QUARTERLY INFORMATION

According to this agreement, on June 30, 2003 Riocell S.A. increased its capital by R$ 1,758,728, equivalent in reais to US$ 610,500,000, through the issue of 108,000,000 common nominative shares, with no par value, fully paid by Aracruz Celulose S.A. (99%) and Aracruz Trading S.A. (1%). Of the amount paid, R$ 108,000 was contributed to the capital of Riocell S.A. and the balance was credited to a capital reserve in stockholders' equity, as a reserve for subscription premium. Following this capital increase, on June 30, 2003 Aracruz Celulose S.A. and Aracruz Trading S.A. jointly held 51.5% of the voting capital and 40% of the total capital of Riocell S.A., and Klabin S.A. and Klabin do Paraná Produtos Florestais Ltda. jointly held 48.5% and 60% of the voting and total capital, respectively.

As a result of this capital payment, Klabin S.A. recognized a non-taxable capital gain of R$ 989,594 through the change in its percentage ownership.

Part of the funds received by Riocell from the capital increase, amounting to R$ 632,630, was used for the early redemption of the debentures issued by it and held by Klabin, as described in the first paragraph of this Note.

On July 2, 2003, Riocell purchased 101,861,000 common shares and 60,000,000 preferred shares, representing the remaining interest of Klabin in its capital, to remain in treasury and for subsequent cancellation, for R$ 1,126,099. Of this amount, R$ 1,008,498 was received in cash on that date, and the remainder of R$ 117,601 will be settled through net asset adjustments usually present in such negotiations, to be agreed between the parties.

The consolidated financial information included in this Quarterly Information includes the full results of operations of Riocell S.A. and its subsidiary Riocell Trade Limited up to June 30, 2003. However, due to the transactions described above, the consolidated balance sheet of Klabin S.A. does not include the balance sheet of Riocell S.A.

(b) Investment in Norske Skog Klabin Comércio e Indústria Ltda. (NSK)

In view of the end of the Quotaholders' Agreement (Norske Skog - Klabin) with Norske Skog do Brasil Ltda., as mentioned in Note 1, Klabin carried out a series of corporate transactions to segregate and transfer the assets and liabilities of NSK to the quotaholders and resulted in the transfer of the investment held by Klabin in this company to Norske Skog do Brasil Ltda. As a result of these transactions, Klabin recorded a non-taxable capital gain of R$ 56,703.

(c) Investments in Argentina

Although there were some improvements in certain important economic indexes in Argentina at the end of 2002 and during the first six-month period of 2003, mainly related to the stabilization of the foreign exchange rate and the reversal of the declining trend in industrial and commercial activities, it is still impracticable to determine with confidence and accuracy the effects on the business of the investees KCK Tissue S.A. and Klabin Argentina S.A. arising from the economic crisis of that country, as well as from the economic measures adopted by the Government, and the potential effects on the investments maintained by Klabin in Argentina at June 30, 2003, totaling R$ 55,263 (March 31, 2003 - R$ 59,204).

However, based on information available at the time of the preparation of this Quarterly Information, management believes that no additional losses are expected to occur which have not been reflected.

6 PROPERTY, PLANT AND EQUIPMENT

(i) Parent company

	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	Total
Land		95,724	75,973			171,697
Buildings and structures	4%	265,089	46,053	(107,761)	(29,566)	173,815
Machinery, equipment and installations	5% to 20%	2,048,672	91,065	(1,091,298)	(91,060)	957,379
Transportation equipment	20%	49,960		(45,381)		4,579
Furniture and fixtures	10%	16,688		(12,486)		4,202
Computers and software	20%	74,159		(48,513)		25,646
Forestation and reforestation		455,632		(164,432)		291,200
Investments in progress		88,282				88,282
Other	10%	41,763	7,055	(12,574)	(4,348)	31,896
		3,135,969	**220,146**	**(1,482,445)**	**(124,974)**	**1,748,696**

(ii) Consolidated

	Annual depreciation rate	Cost	Revaluation	Accumulated depreciation and depletion	Accumulated depreciation on revaluation	Total
Land		106,833	75,973			182,806
Buildings and structures	4%	356,614	46,053	(126,548)	(29,566)	246,553
Machinery, equipment and installations	5% to 20%	2,497,251	91,065	(1,249,320)	(91,060)	1,247,936
Transportation equipment	20%	52,926		(48,426)		4,500
Furniture and fixtures	10%	21,668		(14,998)		6,670
Computers and software	20%	88,351		(58,022)		30,329
Forestation and reforestation		459,891		(166,043)		293,848
Investments in progress		129,445				129,445
Other	10%	53,214	7,055	(15,624)	(4,348)	40,297
		3,766,193	**220,146**	**(1,678,981)**	**(124,974)**	**2,182,384**

(a) As approved at General Meetings of stockholders held between 1983 and 1992, Indústrias Klabin S.A., which was merged into Klabin S.A., recorded revaluations of assets based on appraisals made by experts. As permitted under the terms of the IBRACON Technical Pronouncement XXIV, ratified by CVM Resolution 183/95, management opted to maintain the revaluation reserves recorded at June 30, 1995.

(b) Based on CVM Deliberation 183/95, the amount of the realization of the revaluation reserve is transferred to retained earnings, together with the income tax and social contribution on this realized revaluation reserve.

7 DEFERRED CHARGES

		June 30, 2003			March 31, 2003
		Cost	Accumulated amortization	Net	Net
Parent company					
Goodwill on the acquisition of:					
. Klamasa Participações S.A.	(i),(ii)	83,836	50,300	33,536	60,083
. Igaras Papéis e Embalagens S.A.	(ii)	186,364	79,909	106,455	115,773
Implementation expenses	(iii)	86,759	77,827	8,932	11,531
Reorganization expenses	(iii)	2,506	1,896	610	663
Others		7,134	5,313	1,821	1,584
		366,599	**215,245**	**151,354**	**189,634**
Consolidated					
Klabin Kimberly S.A.	(iv)	34,721	20,735	13,986	15,476
Klabin Bacell S.A.	(v)	52,201	30,954	21,247	24,969
Klabin Argentina S.A.		11,222	9,329	1,893	2,437
Others		2,831	542	2,289	2,161
		467,574	**276,805**	**190,769**	**234,677**

(i) *This corresponds to the net amount of the goodwill and negative goodwill of R$ 255,332 and R$ 171,496, respectively, which was recorded by Klabin S.A. in connection with the merger of Indústrias Klabin S.A. in 2001.*

(ii) *The goodwill amounts are based on the expectation of future profitability and are being amortized based on the related projections of profits (in up to five years).*

(iii) *These are pre-operating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as the implementation and pre-operating expenses of several projects of the industrial divisions, which are being amortized over five to ten years.*

(iv) *This goodwill is mainly based on the future profitability of Lalekla S.A., which is being amortized over five years.*

(v) *This refers to expenses related to the start-up of Klabin Bacell S.A., when the production at the desired quality level followed a learning curve ending in December 1997. It is being amortized at the rate of 10% per year.*

8 LOANS AND FINANCINGS

(a) Balances

Parent company	Annual interest - %	Current	Long-term	Total
In local currency				
. National Bank for Economic and Social Development (BNDES)	7.0 to 13.0	122,950	357,090	480,040
. Government Agency for Machinery and Equipment Financing (FINAME)	7.5 to 12.0	11,913	16,843	28,756
. Others	1.0 to 23.8	153,461	104,738	258,199
		288,324	478,671	766,995
In foreign currency (**)				
. Loans to finance property, plant and equipment	1.5 to 11.9	16,117	18,579	34,696
. Eurobonds	11.0	8,477	201,040	209,517
. Export financing	3.0 to 15.9	342,046	129,284	471,330
. Others	2.7 to 6.0	272,680		272,680
		639,320	348,903	988,223
		927,644	**827,574**	**1,755,218**
. Interest rate swap contract - hedge (*)	100 to 121.5% of the interbank certificate of deposit (CDI) rate	4,419	18,048	22,467
		932,063	**845,622**	**1,777,685**

Long-term maturities:		Financings	Hedge	Total
	2004	467,378		467,378
	2005	151,669		151,669
	2006	95,956		95,956
	2007	78,355		78,355
	2008	23,039	18,048	41,087
	2009	5,831		5,831
	2010	5,346		5,346
		827,574	**18,048**	**845,622**

Consolidated	Interest % Weighted Average	Interest % Annual	Current	Long-Term	Total
In local currency					
. BNDES	10.7	7.0 to 13.0	123,756	357,090	480,846
. FINAME	10.0	7.5 to 12.0	14,241	19,661	33,902
. Others	9.3	1.0 to 33.5	186,973	105,533	292,506
			324,970	482,284	807,254
In foreign currency (*)					
. Loans to finance property, plant and equipment	5.7	1.5 to 11.9	33,830	38,210	72,040
. Eurobonds	11.0	11.0	2,796	64,936	67,732
. Export financing	5.5	3.0 to 15.9	301,624	96,371	397,995
. Other	4.3	2.7 to 6.0	397,101		397,101
			735,351	199,517	934,868
			1,060,321	**681,801**	**1,742,122**
. Interest rate swap contract - hedge (**)		100 to 121.5% of the CDI rate	4,419	18,048	22,467
			1,064,740	**699,849**	**1,764,589**

Long-term maturities:

	Financings	Hedge	Total
2004	309,070		309,070
2005	160,635		160,635
2006	98,248		98,248
2007	79,602		79,602
2008	23,069	18,048	41,117
2009	5,831		5,831
2010	5,346		5,346
	681,801	**18,048**	**699,849**

(*) 97% in US$ and 3% in EURO.

(**) On March 11, 2003, a swap contract with Banco Votorantim S.A. of US$ 150 million notional amount was redeemed before its scheduled maturity date in December 2005. This transaction generated a financial gain of R$ 12,889 thousand, net of income tax.

04.01 – NOTES TO THE QUARTERLY INFORMATION

A US$ 100 million swap contract, which matures in February 2008, was entered into with the same financial institution on the same date.

(b) Guarantees

The accrued financial charges are included in the loan accounts, which are guaranteed by inventories, land, buildings, improvements, machinery, equipment and installations, as well as liens and sureties from third parties.

9 DEBENTURES

On December 15, 2002, as part of the corporate restructuring, Klabin issued 10,360 Debentures of its fourth issue. These debentures are registered and nominative, non-convertible into shares, and have a unit value of R$ 100 and total amount of R$ 1,036,000. They have the following characteristics:

(a) Series and maturities

The Company issued first series debentures totaling R$ 472,000, due on October 15, 2004, and second series debentures totaling R$ 564,000, due on December 15, 2005.

On June 30, 2003, the first series debentures were classified in current liabilities because of the commitment undertaken by Klabin to sell assets to repay these debentures in the short-term.

(b) Remuneration and payment

The debentures earn interest at 100% of the SELIC rate plus 4.5% per year.

On July 2, 2003, using part of the funds received from the purchase by Riocell of the remaining Riocell shares held by Klabin, Klabin prepaid the outstanding balance of the debentures of its fourth issue totaling R$ 1,048,479. Up to July 7, 2003, other commitments were settled in the amount of R$ 275,550.

10 STOCKHOLDERS' EQUITY

(a) Changes

Balance at December 31, 2002	**1,083,566**
Fiscal incentives	1,719
Net income for the period	1,094,462
Income tax on revaluation reserve	(358)
Balance at June 30, 2003	**2,179,389**

(b) Revaluation reserve

As provided by CVM Instruction 197/93, the Company decided not to apply the requirements of articles 1 and 2 of CVM Instruction 189/92 (income tax and social contribution on revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Revaluation reserve at June 30, 2003	92,709
Price-level restatement determined by Law 8200/91, included in the revaluation reserve	(45,155)
Tax effects	(16,168)
	31,386

(c) Treasury stock

During the year ended December 31, 2002, the Company purchased 199,501 common shares from stockholders that decided not to participate in the 2001 corporate restructuring.

These stockholders received repayment of their investment based on the conditions of the Public Exchange Offer of Preferred Shares of IKPC – Indústrias Klabin de Papel e Celulose S.A. for common and preferred shares of Klabin S.A. (formerly Klabin Riocell S.A. – at the rate of 3.5 shares of Klabin Riocell S.A. for each IKPC share). This public offer was duly approved by the CVM and carried out based on the economic value of these companies, according to the economic and financial appraisal of independent appraisers dated September 23, 2000.

At June 30, 2003, the Company held 1,117,045 shares in treasury, at the average price of R$ 3.46, as shown below:

			Number of shares
	Common	**Preferred**	**Total**
Balance at December 31, 2001	22,328	895,216	917,544
Purchased from stockholders during the corporate restructuring	199,501		199,501
Balance at June 30, 2003	**221,829**	**895,216**	**1,117,045**

11 FINANCIAL INCOME (EXPENSES)

				Parent company
	1/01/2003 to 6/30/2003	1/01/2002 to 6/30/2002	4/01/2003 to 6/30/2003	4/01/2002 to 6/30/2002
Financial income	30,908	7,504	23,001	4,149
Financial expenses	(294,723)	(177,731)	(140,114)	(108,602)
Exchange variations, net	7,101	(250,957)	26,907	(237,002)
	(256,714)	**(421,184)**	**(90,206)**	**(341,455)**

				Consolidated
Financial income	18,227	15,963	6,384	9,116
Financial expenses	(359,418)	(163,227)	(187,913)	(84,958)
Exchange variations, net	16,480	(266,793)	32,607	(246,865)
	(324,711)	**(414,057)**	**(148,922)**	**(322,707)**

12 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in asset and liability accounts, to meet their own needs as well as to reduce their exposure to market, currency and interest rate risks. They manage these risks by means of operating strategies, control policies and determination of position limits. No transactions involving financial instruments of a speculative nature are carried out.

(b) Credit risk

These risks are managed by specific rules for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 11% of the total consolidated sales).

(c) Currency risk and derivatives

Klabin S.A. and its subsidiaries use derivative financial instruments to manage the foreign exchange risk of their liabilities or net exposure in U.S. dollars. Swap agreements are used to exchange the foreign exchange variations on liabilities for the Interbank Deposit Certificate (CDI) interest rate. Gains or losses on these instruments are recorded in the statement of operations and as additions or reductions of the corresponding liabilities. During this quarter, a loss of R$ 98,211 was recorded.

In addition, as approximately 37% of the sales are in U.S. dollars, management believes that these sales represent a natural hedge of part of the liabilities in foreign currency.

Since the swap contracts referred to above are linked to the CDI variation, which reflects the daily changes in interest rates of transactions between financial institutions, management believes that there are no significant differences between the market values of these contracts and the balances in the financial statements.

(d) Interest rate risk

Klabin S.A. and its subsidiaries adopt conservative policies for funding and investing financial resources. The financial investments in the amount of R$ 19,267 – parent company and R$ 54,689 - consolidated (March 31, 2003 - R$ 11,022 parent company and R$ 50,645 – consolidated) substantially reflect market values at the end of the year.

13 EUROBONDS

In 1996, the Company issued US$ 70 million in Eurobonds due in August 2004. Of this amount, US$ 47.6 million were purchased and are held by a group company.

14 STATEMENT OF CASH FLOWS

	June 30, 2003	
	Parent company	Consolidated
Cash flows from operating activities		
Net income for the six-month period	1,094,462	1,094,462
Expenses (income) not affecting cash and cash equivalents		
. Depreciation, amortization and depletion	121,317	168,486
. Amortization of non-operating goodwill	21,656	21,656
. Amortization of goodwill	2,900	2,971
. Gain on the sale of property, plant and equipment	(1,694)	(1,128)
. Provision for loss of permanent assets	(112)	(112)
. Capital gains and losses	(989,594)	(1,046,296)
. Deferred income tax and social contribution	(12,476)	(17,533)
. Income tax and social contribution expense	60,551	70,046
. Interest and exchange variations on loans and financings	180,998	161,167
. Equity in the (earnings) losses of subsidiaries	(9,260)	39
. Exchange variation on investments abroad		51,399
. Minority interest		1,962
Decrease (increase) in assets		
. Financial investments	(17,977)	(9,607)
. Accounts receivable	(46,462)	(309,939)
. Inventories	(40,497)	(70,019)
. Taxes recoverable	(31,062)	(47,778)
. Prepaid expenses	8,133	12,536
. Judicial deposits	(6,803)	(7,156)
. Debentures of subsidiaries	632,630	
. Other accounts receivable	(8,329)	(154,487)
Increase (decrease) in liabilities		
. Suppliers	50,098	206,960
. Taxes payable	(5,809)	(8,022)
. Provision for income tax and social contribution		(3,765)
. Salaries, vacation pay and payroll charges	(2,037)	1,317
. Provision for contingencies	16,974	1,130
. Deferred income	(5,211)	(2,605)
. Other accounts payable	80,459	46,480
. Former subsidiaries no longer consolidated		214,580
Net cash provided by operating activities (carried forward)	**1,092,855**	**376,744**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

04.01 - NOTES TO THE QUARTERLY INFORMATION

	June 30, 2003	
	Parent company	Consolidated
Net cash provided by operating activities (brought forward)	**1,092,855**	**376,744**
Cash flow from investing activities:		
. Purchase of property, plant and equipment	(69,239)	(90,955)
. Increase in deferred charges	(2,989)	(784)
. Sale of property, plant and equipment	1,829	1,829
. Loans to related companies	(3,793)	25,577
. Payment of capital		(3,487)
. Other investments, net	(2,426)	97
. Formers subsidiaries no longer consolidated		637,027
. Assignment of assets	(11)	108
Net cash (used in) provided by investing activities	**(76,629)**	**569,412**
Cash flow from financing activities:		
. Raising of loans and financings	589,737	664,548
. Payment of loans and financings	(728,231)	(740,133)
. Payment of interest	(279,220)	(266,050)
. Loans to related companies	(2,148)	
Net cash used in financing activities	**(419,862)**	**(341,635)**
Increase in cash and cash equivalents	**596,364**	**604,521**
Opening balance of cash and cash equivalents	55,603	75,428
Closing balance of cash and cash equivalents	651,967	679,949
	596,364	**604,521**

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **(Unaudited)**
QUARTERLY INFORMATION (ITR) **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of the operations for the quarter in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER.**

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousands)

1 - CÓDE	2 - DESCRIPTION	3 – 6/30/2003	4 – 3/31/2003
1	Total assets	5,848,801	4,828,892
1.01	Current assets	1,761,920	1,139,020
1.01.01	Available funds	733,951	115,381
1.01.01.01	Cash and banks	679,262	64,736
1.01.01.02	Financial investments	54,689	50,645
1.01.02	Receivables	558,879	550,329
1.01.02.01	Trade accounts receivable	556,004	688,433
1.01.02.02	Exchange acceptances and discounted trade notes	(94,133)	(150,347)
1.01.02.03	Provision for doubtful accounts	(23,791)	(30,517)
1.01.02.04	Subsidiary and associated companies	120,799	42,760
1.01.03	Inventories	281,883	318,261
1.01.04	Other	187,207	155,049
1.01.04.01	Taxes and contributions recoverable	137,228	104,104
1.01.04.02	Prepaid expenses	16,190	20,281
1.01.04.03	Other accounts receivable	33,789	30,664
1.02	Long-term receivables	501,851	482,604
1.02.01	Sundry receivables	0	0
1.02.02	Receivables from related parties	23,323	7,974
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	23,323	7,974
1.02.02.03	Other related parties	0	0
1.02.03	Other	478,528	474,630
1.02.03.01	Deferred income tax and social contribution	293,878	282,186
1.02.03.02	Judicial deposits	141,213	130,588
1.02.03.03	Taxes to offset	11,339	26,072
1.02.03.04	Prepaid expenses	6,213	6,119
1.02.03.05	Other accounts receivable	25,885	29,665
1.03	Permanent assets	3,585,030	3,207,268
1.03.01	Investments	1,211,877	68,564
1.03.01.01	Investments in associated companies	1,161,618	16,704
1.03.01.02	Investments in subsidiary companies	32,333	33,818
1.03.01.03	Other investments	17,926	18,042
1.03.02	Property, plant and equipment	2,182,384	2,904,027
1.03.03	Deferred charges	190,769	234,677

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – 6/30/2003	4 – 3/31/2003
2	Total liabilities and stockholders' equity	5,848,801	4,828,892
2.01	Current liabilities	2,043,049	2,096,448
2.01.01	Loans and financings	1,064,740	1,131,503
2.01.02	Debentures	482,208	524,206
2.01.03	Suppliers	167,722	246,042
2.01.04	Taxes, charges and contributions	85,416	69,655
2.01.04.01	Taxes payable	23,658	30,727
2.01.04.02	Provision for income tax and social contribution	61,758	38,928
2.01.05	Dividends payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	75,066	217
2.01.08	Other	167,897	124,825
2.01.08.01	Salaries, vacation pay and payroll charges	52,598	43,169
2.01.08.02	Other accounts payable	115,299	81,656
2.02	Long-term liabilities	1,530,729	1,521,739
2.02.01	Loans and financings	699,849	701,849
2.02.02	Debentures	564,000	564,000
2.02.03	Provisions	0	0
2.02.04	Payables to related parties	15,471	0
2.02.05	Other	251,409	255,890
2.02.05.01	Deferred income tax and social contribution	7,539	7,886
2.02.05.02	Provision for contingencies	214,940	215,113
2.02.05.03	Other accounts payable	28,930	32,891
2.03	Deferred income	0	0
2.04	Minority interest	95,634	62,853
2.05	Stockholders' equity	2,179,389	1,147,852
2.05.01	Realized capital	800,000	800,000
2.05.02	Capital reserves	195,351	194,892
2.05.02.01	Special Restatement - Law 8200/91	83,986	83,986
2.05.02.02	Share premium	109,646	109,646
2.05.02.03	Fiscal incentives	1,719	1,260
2.05.03	Revaluation reserves	92,709	93,262
2.05.03.01	Own assets	92,709	93,262
2.05.04	Revenue reserves	(3,865)	(3,865)
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	Contingencies	0	0
2.05.04.04	Unrealized profits	0	0

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

1 - CÓDE	2 – DESCRIPTION	3 – 6/30/2003	4 – 3/31/2003
2.05.04.05	Retained earnings	0	0
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	(3,865)	(3,865)
2.05.04.07.01	Treasury stock	(3,865)	(3,865)
2.05.05	Retained earnings	1,095,194	63,563

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

07.01 – CONSOLIDATED STATEMENTS OF OPERATIONS (R$ thousands)

1 – CODE	2 – DESCRIPTION	3 – 4/01/2003 to 6/30/2003	4 - 1/01/2003 to 6/30/2003	5 – 4/01/2002 to 6/30/2002	6 - 1/01/2002 to 6/30/2002
3.01	Gross sales and/or service revenues	919,156	1,898,877	654,257	1,284,741
3.02	Deductions	(107,167)	(218,409)	(69,159)	(141,624)
3.03	Net sales and/or service revenues	811,989	1,680,468	585,098	1,143,117
3.04	Cost of sales and/or services rendered	(443,204)	(878,022)	(350,644)	(673,585)
3.05	Gross profit	368,785	802,446	234,454	469,532
3.06	Operating income (expenses)	(347,690)	(681,051)	(466,028)	(688,285)
3.06.01	Selling	(98,472)	(212,453)	(87,345)	(164,751)
3.06.02	General and administrative	(88,474)	(124,381)	(40,993)	(81,126)
3.06.03	Financial, net	(148,922)	(324,711)	(322,707)	(414,057)
3.06.03.01	Financial income	(15,965)	(12,850)	16,456	22,673
3.06.03.02	Financial expenses	(132,957)	(311,861)	(339,163)	(436,730)
3.06.04	Other operating income	13,557	25,355	5,470	9,735
3.06.05	Other operating expenses	(25,406)	(44,821)	(21,183)	(38,991)
3.06.06	Equity in the earnings (losses) of subsidiaries	27	(40)	730	905
3.07	Operating profit	21,095	121,395	(231,574)	(218,753)
3.08	Non-operating income, net	1,026,273	1,027,541	(37)	(3,935)
3.08.01	Income	1,052,059	1,053,438	6	154
3.08.02	Expenses	(25,786)	(25,897)	(43)	(4,089)
3.09	Income (loss) before taxes/profit sharing	1,047,368	1,148,936	(231,611)	(222,688)
3.10	Provision for income tax and social contribution	(33,569)	(70,046)	8,355	(1,506)
3.11	Deferred income tax	18,576	17,533	(6,814)	1,985
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(1,121)	(1,961)	(260)	(483)
3.15	Net income (loss) for the period	1,031,254	1,094,462	(230,330)	(222,692)
	NUMBER OF SHARES (units), ex-treasury stock	917,683,296	917,683,296	917,683,296	917,683,296
	NET INCOME PER SHARE	1.12376	1.19264		
	LOSS PER SHARE			(0.25099)	(0.24267)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUATERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Initial Considerations

The information presented herewith in connection with the Company's operations and finances consists of consolidated figures stated in local currency as per Brazilian Corporate Law, except where otherwise indicated. This release compares the performance of Klabin S.A. in 2Q03 to the figures for 2Q02, save specifications to the contrary.

Sales Volume and Net Revenue

R$ Million	2Q03	2Q02	1Q03	Change 2Q03/2Q02	Change 2Q03/1Q03
Sales Volume (1,000 ton)	421	444	450	(5%)	(6%)
Net Revenue	812	585	868	39%	(7%)
Gross Profit	369	234	434	57%	(15%)
Gross margin	45%	40%	50%		
EBIT	170	90	276	88%	(38%)
Net Income (Loss)	1.031	(230)	63		
EBITDA(*)	297	169	361	75%	(18%)
EBITDA margin	37%	29%	42%		

(*) Before the expenses related to the investment agreement involving Riocell, totaling R$ 40.5 million in 2Q03

Klabin's sales showed two different behaviors in the second quarter of 2003. While exports continued to grow, supported by the production of packaging paper and pulp at full capacity, other segments such as corrugated boxes, tissue and multiwall bags, basically geared towards the domestic market, were affected by the sluggish Brazilian economy. Sales volume, excluding wood, totaled 421 thousand tons in 2Q03, down 5% from 2Q02.

Net revenue rose 39% to R$ 812 million. The reason for this improvement in revenue is that the higher prices practiced in 1Q03 were maintained in 2Q03. Furthermore, the average exchange rate was superior to that registered in 2Q02, albeit lower than the rate observed in 1Q03.

Operating Result

Thanks to productivity gains, tight control over operating costs and higher prices, gross profit grew 57%, totaling R$ 369 million, with a gross margin of 45% against 40% in 2Q02.

Operating profits before financial results (EBIT) reached R$ 170 million in 2Q02 (R$ 90 million in 2Q02). Operating margin jumped from 15% to 21%.

It should be noted that General & Administrative Expenses include non-recurrent disbursements in the amount of R$ 40.5 million related to the investment agreement involving Riocell.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

EBITDA

Cash generation (EBITDA) reached R$ 297 million in 2Q03, up 75% from 2Q02. However, this figure fell 18% when compared to 1Q03 due to a weaker demand in the domestic market.

Below is a breakdown of the Company's EBITDA by business line over the period. The packaging segment comprises packaging paper, corrugated boxes and multiwall bags (Brazil).


R$ Million
EBITDA Margin
400
300
200
100
0
50%
40%
30%
20%
10%
0%
33
29
34
41
42
37
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
EBITDA
EBITDA Margin

(*) Before the expenses related to the investment agreement involving Riocell, totaling R$ 40.5 million in 2Q03

EBITDA per business segment

R$ Million	1Q02	2Q02	3Q02	4Q02	2002	1Q03	2Q03(*)
Packaging	126	127	170	257	680	249	188
Forestry	33	36	40	46	155	57	50
Market Pulp	26	21	57	75	179	74	62
Dissolving Pulp	10	7	16	15	49	13	9
Tissue Brazil	3	(1)	5	5	12	6	0
Tissue Argentina	1	1	1	0	3	1	1
Sacks Argentina	1	2	1	1	6	1	1
Newsprint	1	(1)	0	0	0	(15)	6
Corporate Expenses / Intercompany	(20)	(22)	(27)	(34)	(104)	(24)	(19)
Consolidated	**181**	**169**	**262**	**366**	**979**	**361**	**297**

(*) Before the expenses related to the investment agreement involving Riocell, totaling R$ 40.5 million in 2Q03

Financial Result and Indebtedness

Net financial expenses totaled R$ 149 million in 2Q03 (R$ 323 million in 2Q02). Net currency variations generated a R$ 33 million gain against a R$ 246 million loss in 2Q02.

Gross debt declined from R$ 2,941 million in late 2002 to R$ 2,811 million in June 2003. Forty-five per cent (45%) of this amount refers to long-term debts with terms to maturity extending to 2010.

Foreign currency debt represents 34% of Klabin's total indebtedness, 42% of which refers to trade finance.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

With the anticipated redeem of the debentures issued by Riocell, owned by Klabin, the Company's net debt closed 2Q03 at R$ 2,077 million, down 26% from the end of 2002. Current net debt corresponds to 48% of total capitalization (72% in 2Q02).

The net debt/EBITDA ratio improved significantly from 3.8x in 2Q02 to 1.6x in 2Q03.

Debt - Consolidated

R$ million	12/31/2002			6/30/2003		
	Currency		Total	Currency		Total
	Local	Foreign		Local	Foreign	
Short Term	899	719	1,618	807	739	1,547
Long Term	1,028	295	1,323	1,046	218	1,264
GROSS DEBT	**1,927**	**1,014**	**2,941**	**1,854**	**957**	**2,811**
Cash and Short Term Investments			(120)			(734)
NET DEBT			**2,821**			**2,077**

Net Profit

Net Profit amounted to R$ 1,031 million in 2Q03, reflecting non-operating revenues of R$ 1,026 million, mainly related to capital gains due to a change in the stake on investments in Riocell and Norske Skog Klabin.

Business Performance

In this section, Sales volume and Net Revenues are consolidated 100%.


Volume
1H03
Sacks/ Envelopes 6%
Corrugated Boxes 21%
Printing/ Writing 5%
Dissolving Pulp 6%
Packaging Paper 38%
Others 1%
Tissue 8%
Market Pulp 15%
Net Revenue
1H03
Market Pulp 10%
Sacks/ Envelopes 9%
Corrugated Boxes 20%
Printing/ Writing 4%
Dissolving Pulp 4%
Packaging Paper 28%
Others 2%
Wood 6%
Tissue 17%

(*) Sales volume figures do not include wood

(*) Net Revenue consolidated 100%
Net revenue does include wood

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Packaging Paper – Sales volume reached 170 thousand tons in 2Q03, up 26% from 2Q02, while net revenue rose 68% to R$ 261 million. With regard to exports, a noteworthy event was the recovery of the Argentinean market. Sales to this specific market over the period exceeded the levels attained before the economic crisis. As for the domestic market, the positive evolution of packaging cardboard sales despite the unfavorable market conditions in this segment resulted from productivity gains and the development of new applications as a means to secure customer loyalty.

Kraftliner production on machine # 6 as of April also helped to improve the performance of packaging paper sales in the second quarter of 2003.

Corrugated Boxes– Economic activity remained sluggish in Brazil and affected the sale of non-durable consumer goods, which account for 60% of Klabin's output of corrugated boxes. The sales volume of corrugated boxes totaled 89 thousand tons in 2Q03, down 30% from 2Q02.

Net revenue amounted to R$ 183 million, up 21% from 2Q02. For strategic purposes, Klabin has sought to preserve the contribution margin of this business line by optimizing selling prices and operating costs.

Multiwall Bags – Sales volume totaled 28 thousand tons in 2Q03, down 5% from 2Q02. Decreased sales to the domestic market on account of the general slowdown in Brazil's economy were offset by increased exports. Thanks to the prices practiced internationally and to an adjustment to domestic prices at the beginning of the year, net revenue improved 40%, totaling R$ 77 million in 2Q03.

Market Pulp – Now that the Guaiba (RS) mill operating at full capacity, sales volume jumped 29% to 61 thousand tons in 2Q03. Net revenue reached R$ 85 million, up 79% from 2Q02.

Dissolving Pulp – After the annual downtime for maintenance in 1Q03, productivity improved and the plant began to produce 10 thousand tons of dissolving pulp per month. Sales volume amounted to 29 thousand tons, with total output already sold up to July 2004. Financially, favorable external market conditions allowed average prices to rise 39%, resulting in a net revenue of R$ 46 million.

Tissue – Sales volume amounted to 32 thousand tons, down 18% from 2Q02 due to the loss of purchasing power among Brazilians and the increasing sales of cheaper brands. Thanks to price adjustments and new launches, net revenue advanced 22%, totaling R$ 138 million.

Printing & Writing Paper – Sales volume amounted to 7 thousand tons in 2Q03, up 18% from 2Q02. Net revenue rose 61% from 2Q02, closing the period at R$ 17 million.

Wood – Klabin sold 619 thousand tons of pinus and eucalyptus logs to third parties in 2Q03, 7% more than the amount registered in 2Q02. Net revenue improved 35%, totaling R$ 52 million.

Sales by market – Export volumes grew 24% to 213 thousand tons in 2Q03. Their share in total sales volume expanded from 39% in 2Q02 to 51% in 2Q03. In 1H03, exports totaled 414 thousand tons, and revenue of R$ 690 million.


Sales Volume by Market
48%
52%
40%
60%
1H03
1H02
Domestic Market
Exports
(*) Sales volume figures
do not include wood
Net Revenue by Market
37%
63%
32%
68%
1H03
1H02
Domestic Market
Exports
(*) Net Revenue consolidated 100%
Net revenue does include wood

By conquering new markets and new customers, Klabin increased its export revenues by 62% to R$ 335 million, when compared to 2Q02.

Capital Expenditures

Capital expenditures totaled R$ 54 million in 2Q03 and R$ 100 million in the first half of the year. Major capital investments included: R$ 27 million in the recycling plant at Correia Pinto (SC), R$ 13 million in the revamping of machine # 6 for the production of packaging paper at Monte Alegre (PR), and R$ 9 million in the pulp plant at Guaiba (RS).

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Net Revenue Breakdown

Sales Volume and Net Revenue Breakdown

	2Q03	2Q02	Change	1H03	1H02	Change
Sales Volume (tons)	**421.033**	**443.541**	-5%	**871.305**	**884.073**	-1%
Exports	213.325	171.958	24%	414.027	351.039	18%
Domestic Market	207.708	271.583	-24%	457.278	533.034	-14%
Net Revenue (R$ 000)	**811.989**	**585.098**	**39%**	**1.680.468**	**1.143.117**	**47%**
Exports	316.186	196.904	61%	645.851	378.484	71%
Domestic Market	495.803	388.194	28%	1.034.617	764.633	35%

Note 1: The sales volume above considers 100% of the sales of Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda.
Note 2: Net Revenue is stated in (R$) according to Brazilian Corporate Law.
Note 3: Sales volume figures do not include wood. Net revenue does include wood.

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1-ITEM	2-COMPANY NAME	3 - CNPJ	4 - CLASSIFICATION	5 - % OF NET EQUITY OF INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE QUARTER (Units)		9 – NUMBER OF SHARES IN THE PRIOR PERIOD (Units)	
01	KLABIN BACELL S.A.	69.037.133/0001-39	Unlisted subsidiary company	81.71	13.11
Commercial, Industrial and Other		2.965.362.140		2.965.362.140	
02	RIOCELL S.A.	05.148.712/0001-76	Unlisted associated company	59.98	52.53
Commercial, Industrial and Other		161.861.000		0	

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **(Unaudited)**
QUARTERLY INFORMATION (ITR) **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – ITEM	01
2 – ORDER NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/048
4 – DATE OF REGISTRATION WITH CVM	12/27/2002
5 – SERIES ISSUED	FIRST
6 – TYPE OF ISSUE	SINGLE
7 – NATURE OF ISSUE	PUBLIC
8 – DATE OF ISSUE	12/15/2002
9 – DUE DATE	10/15/2004
10 – TYPE OF DEBENTURE	REAL
11 – REMUNERATION TERMS	100% of SELIC + 4.5% p.a.
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Reais)	100,000.00
14 – AMOUNT ISSUED (thousands of reais)	472,000
15 – DEBENTURES ISSUED (units)	4,720
16 – OUTSTANDING DEBENTURES (units)	4,720
17 – TREASURY DEBENTURES (units)	0
18 – REDEEMED DEBENTURES (units)	0
19 – CONVERTED DEBENTURES (units)	0
20 – DEBENTURES TO PLACE (units)	0
21 – DATE OF LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

1 – ITEM	02
2 – ORDER NUMBER	4
3 – CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/049
4 – DATE OF REGISTRATION WITH CVM	12/27/2002
5 – SERIES ISSUED	SECOND
6 – TYPE OF ISSUE	SINGLE
7 – NATURE OF ISSUE	PÚBLIC
8 – DATE OF ISSUE	12/15/2002
9 – DUE DATE	12/15/2005
10 – TYPE OF DEBENTURE	REAL
11 – REMUNERATION TERMS	100% of SELIC + 4.5% p.a.
12 – PREMIUM/DISCOUNT	
13 – NOMINAL VALUE (Reais)	100,000.00
14 – AMOUNT ISSUED (thousands of reais)	564,000
15 – DEBENTURES ISSUED (units)	5,640
16 – OUTSTANDING DEBENTURES (units)	5,640
17 – TREASURY DEBENTURES (units)	0
18 – REDEEMED DEBENTURES (units)	0
19 – CONVERTED DEBENTURES (units)	0
20 – DEBENTURES TO PLACE (units)	0
21 – DATE OF LAST RENEGOTIATION	
22 – DATE OF NEXT EVENT	

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

15.01 – INVESTMENT PROJECTS

Klabin S.A. and its subsidiary companies invested R$ 53.9 million in the second quarter of 2003.

Klabin S.A.

Invested R$ 30.9 million in its operating divisions. These funds were used for normal replacements and in the following major projects:

- Project for renovation of the MP6 of the Telêmaco Borba - PR Unit
- Purchase of forests and reforestation

Klabin S.A.

Invested R$ 7.7 million in replacements and in the completion of its expansion project in Guaíba – RS.

Klabin Kimberly S.A . (jointly-controlled subsidiary)

Invested R$ 13.0 million in replacements and in the construction of a Recycling Facility at the Correia Pinto – SC Unit.

Klabin Bacell S.A.

Invested R$ 1.8 million in various assets and replacements.

KCK Tissue S.A. (jointly-controlled company)

Invested R$ 0.4 million in various assets.

Klabin Argentina S.A.

Invested R$ 0.1 million in various assets.

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

IN ACCORDANCE WITH THE REGULATIONS FOR CORPORATE GOVERNANCE PRACTICES – LEVEL 1, WE PRESENT BELOW ADDITIONAL INFORMATION ON THE COMPANY AS OF JUNE 30, 2003.

1 COMPANY SHAREHOLDING POSITION, INCLUDING HOLDERS OF SHARES WITH MORE THAN 5% OF THE VOTING CAPITAL UP TO THE LEVEL OF INDIVIDUALS.

(a) Company position

	NUMBER OF SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Klabin Irmãos & Cia.	163,797,753	51.66	-	-	163,797,753	17.83
Niblak Participações S.A.	24,699,654	7.79	-	-	24,699,654	2.69
Monteiro Aranha S.A.	63,458,605	20.02	33,142,269	5.51	96,600,874	10.51
Treasury stock	221,829	0.07	895,216	0.15	1,117,045	0.12
Others (*)	64,871,551	20.46	567,713,464	94.34	632,585,015	68.85
TOTAL	**317,049,392**	**100.00**	**601,750,949**	**100.00**	**918,800,341**	**100.00**

(*) Shareholders with holding less than 5% of the voting capital.

(b) Analysis of the capital of the controlling companies up to the level of individuals

CONTROLLING SHAREHOLDER/ INVESTOR:
(*) Klabin Irmãos & Cia.

	QUOTAS	
QUOTAHOLDERS	Number of shares	% of capital
Jacob Klabin Lafer Adm. Partic. S.A.	1	12.52
Miguel Lafer Participações S.A.	1	6.26
VFV Participações S.A.	1	6.26
PRESH S.A.	1	12.52
GL S.A. Participações	1	12.52
GLIMDAS Participações S.A.	1	11.07
DARO Participações S.A.	1	11.07
DAWOJOBE Participações S.A.	1	11.07
ESLI Participações S.A.	1	8.36
LKL Participações S.A.	1	8.35
TOTAL	**10**	**100.00**

(*) General partnership, with capital in the amount of R$ 1,000,000, divided into quotas of various amounts.

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Jacob Klabin Lafer Adm. Partic. S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Miguel Lafer	446,458,508	50.00
Vera Lafer	446,458,508	50.00
TOTAL	892,917,016	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Miguel Lafer Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Miguel Lafer	928,270,312	99.9999
Mildred Lafer	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
VFV Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Vera Lafer	928,270,312	99.9999
Other	688	0.0001
TOTAL	928,271,000	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
PRESH S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Sylvia Lafer Piva	17,658,895	66.66662
Pedro Franco Piva	12	0.00005
Horácio Lafer Piva	2,943,151	11.11111
Eduardo Lafer Piva	2,943,151	11.11111
Regina Piva Coelho Magalhães	2,943,151	11.11111
TOTAL	26,488,360	100.0000

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
GL S.A. Participações

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Graziela Lafer Galvão	9,969,170	99.9999	19,938,336	99.99992	29,907,506	99.9999
Other	8	0.0001	16	0.00008	24	0.0001
TOTAL	9,969,178	100.0000	19,938,352	100.00000	29,907,530	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Israel Klabin	276,765	13.309
GLIMDAS-ALPHA Participações S.A.	142,020	6.829
Alberto Klabin	276,787	13.310
Leonardo Klabin	276,787	13.310
Stela Klabin	276,787	13.310
Maria Klabin	276,787	13.310
Dan Klabin	276,787	13.310
Gabriel Klabin	276,787	13.310
Maurício Klabin Estate	29	0.001
TOTAL	2,079,536	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
GLIMDAS-ALPHA Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Israel Klabin	4,072	14.28772
Alberto Klabin	4,071	14.28421
Leonardo Klabin	4,071	14.28421
Stela Klabin	4,071	14.28421
Maria Klabin	4,071	14.28421
Dan Klabin	4,071	14.28421
Gabriel Klabin	4,071	14.28421
Other	2	0.00702
TOTAL	28,500	100.0000

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
DARO Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Daniel Miguel Klabin	2,645,466	53.065
Rose Klabin	780,000	15.645
Amanda Klabin	780,000	15.645
David Klabin	780,000	15.645
TOTAL	4,985,466	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
DAWOJOBE Participações S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Armando Klabin	2,017,182,248	100.00	-	-	2,017,182,248	53.24
Wolff Klabin	-	-	442,878,289	25.00	442,878,289	11.69
Daniela Klabin	-	-	442,878,289	25.00	442,878,289	11.69
Bernardo Klabin	-	-	442,878,289	25.00	442,878,289	11.69
José Klabin	-	-	442,878,289	25.00	442,878,289	11.69
TOTAL	2,017,182,248	100.00	1,771,513,156	100.00	3,788,695,404	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
ESLI Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Esther Klabin Landau	17,673,750	99.9999
Alfred Landau	10	0.0001
TOTAL	17,673,760	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
LKL Participações S.A.

	AÇÕES	
SHAREHOLDERS	COMMON	% Total
Lilia Klabin Levine	17,933,200	99.998
Other	300	0.002
TOTAL	17,933,500	100.000

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Niblak Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
KL Participações Ltda.	6,076,071	25.0420
GL S.A. Participações	3,038,061	12.5211
KLA RO Participações Ltda.	2,686,869	11.0737
KLA PI Participações Ltda.	2,686,869	11.0737
KLA ZETA Participações Ltda.	2,686,869	11.0737
MEKLA DELTA Participações Ltda.	4,050,722	16.6947
Pedro Franco Piva	3,038,061	12.5211
TOTAL	24,263,522	100.0000

CONTROLLING SHAREHOLDER/INVESTOR:
KL Participações Ltda. (*)

	QUOTAS	
QUOTAHOLDERS	Number of shares	% Capital
Jacob Klabin Lafer Adm e Partic. S.A.	1	99.999
Miguel Lafer	1	0.001
TOTAL	2	100.000

(*) Limited liability partnership, capital divided into quotas of various amounts.

CONTROLLING SHAREHOLDER/INVESTOR:
KLA RO Participações Ltda.

	QUOTAS	
QUOTAHOLDERS	Number of shares	% Capital
GLIMDAS Participações S.A.	20,421,452,628	99.999
Other	43,261	0.001
TOTAL	20,421,495,889	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
KLA PI Participações Ltda. (*)

	QUOTAS	
QUOTAHOLDERS	Number of shares	% Capital
DARO Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability partnership, with capital divided into quotas of various amounts.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
KLA ZETA Participações Ltda. (*)

	QUOTAS	
QUOTAHOLDERS	**Number of shares**	**% Capital**
DAWOJOBE Participações S.A.	356,244	52.1789
IDAPAR Administração e Participação Ltda.	309,228	45.2925
Other	17,264	2.5286
TOTAL	682,736	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
IDAPAR Administração e Participação Ltda.

	QUOTAS	
QUOTAHOLDERS	**Number of shares**	**% Capital**
Armando Klabin	1,381,415	54.5714
Wolf Klabin	287,490	11.3570
Daniela Klabin	287,490	11.3570
Bernardo Klabin	287,490	11.3570
José Klabin	287,490	11.3570
Roberto Augusto Dutra	15	0.0006
TOTAL	2,531,390	100.000

CONTROLLING SHAREHOLDER/INVESTOR:
MEKLA DELTA Participações Ltda. (*)

	QUOTAS	
QUOTAHOLDERS	**Number of shares**	**% Capital**
ESLI Participações S.A.	1	99.999
Other	2	0.001
TOTAL	3	100.000

(*) Limited liability partnership, with capital divided into quotas of various amounts.

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Monteiro Aranha S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Joaquim Francisco M. de Carvalho	1,626,651,965	14.03
Itajoana Invest. e Participações S.A.	1,397,964,380	12.05
Fundo Banco Espirito Santo Lisboa (*)	1,168,120,757	10.07
Dresdner Bank AG (*)	1,159,759,765	10.00
Bradesco Saúde S.A.	1,134,121,719	9.78
Soc. Técnica Monteiro Aranha Ltda.	961,337,879	8.29
AMC Participações S/C Ltda.	599,525,779	5.17
CEJMC Participações S/C Ltda.	599,525,779	5.17
SAMC Participações S/C Ltda.	599,525,779	5.17
Joaquim Álvaro M. de Carvalho	482,525,780	4.16
Treasury stock	102,274,187	0.88
Other	1,766,263,881	15.23
TOTAL	11,597,597,650	100.00

(*) Foreign company

CONTROLLING SHAREHOLDER/INVESTOR:
Itajoana Invest. e Participações S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Olavo Egydio Monteiro de Carvalho	14,976,350	77.90
Ushuaia Gestão Trading Internacional (*)	4,248,746	22.10
Maobi Participações Ltda.	1	-
TOTAL	19,225,097	100.00

(*) Foreign company

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Saúde S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Bradesco Seguros S.A.	2,207,164	99.999
Others	13	0.001
TOTAL	2,207,177	100.000

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) (Unaudited)
QUARTERLY INFORMATION (ITR) Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Bradesco Seguros S.A.

	SHARES	
SHAREHOLDERS	COMMON	% Total
Banco Bradesco S.A.	625,315	99.66
Others	2,133	0.34
TOTAL	627,448	100.00

CONTROLLING SHAREHOLDER/INVESTOR:
Banco Bradesco S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Cidade de Deus Cia Cial de Particip.	381,004,321,232	49.91	103,800,000	0.01	381,108,121,232	25.15
Fundação Bradesco	126,464,714,394	16.56	17,641,630,092	2.35	144,106,344,486	9.51
Other (*)	255,988,832,839	33.53	734,244,715,629	97.64	990,233,548,468	65.34
TOTAL	763,457,868,465	100.00	751,990,145,721	100.00	1,515,448,014,186	100.00

(*) Shareholders holding less than 5% of the voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Cidade de Deus Cia Cial de Particip.

	SHARES	
SHAREHOLDERS	COMMON	%
Nova Cidade de Deus Partic. S.A.	2,024,355,764	43.16
Fundação Bradesco	1,533,275,100	32.69
Lia Maria Aguiar	417,744,408	8.91
Lina Maria Aguiar	417,744,408	8.91
Others (*)	296,732,820	6.33
TOTAL	4,689,852,500	100.00

(*) Shareholders holding less than 5% of the voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Nova Cidade de Deus Partic. S.A.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	TOTAL	%
Fundação Bradesco	70,840,798	46.30	162,122,728	98.35	232,963,526	73.29
Cx. Benef. dos Funcionários Bradesco	-	-	2,723,027	1.65	2,723,027	0.86
Elo Participações S.A.	82,157,662	53.70	-	-	82,157,662	25.85
TOTAL	152,998,460	100.00	164,845,755	100.00	317,844,215	100.00

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

CONTROLLING SHAREHOLDER/INVESTOR:
Elo Participações S.A.

	SHARES					
SHAREHOLDERS	**COMMON**	**%**	**PREFERRED**	**%**	**TOTAL**	**%**
Shareholders (*)	75,983,821	100.00	50,671,844	100.00	126,655,665	100.00
TOTAL	75,983,821	100.00	50,671,844	100.00	126,655,665	100.00

(*) No shareholder holds, individually, more than 5% of the voting capital.

CONTROLLING SHAREHOLDER/INVESTOR:
Soc. Técnica Monteiro Aranha Ltda.

	QUOTAS	
QUOTAHODLERS	**Number of shares**	**% Total**
Joaquim Monteiro de Carvalho	15,163,633	99.99998
Others	3	0.00002
TOTAL	15,163,636	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
AMC Participações S/C Ltda.

	QUOTAS	
QUOTAHOLDERS	**Number of shares**	**% Total**
Astrid Monteiro de Carvalho	4,015,162	99.99998
Soc. Técnica Monteiro Aranha Ltda.	1	0.00002
TOTAL	4,015,163	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
CEJMC Participações S/C Ltda.

	QUOTAS	
QUOTAHOLDERS	**Number of shares**	**% Total**
Celi Elisabete Júlia M. de Carvalho	2.923.469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

CONTROLLING SHAREHOLDER/INVESTOR:
SAMC Participações S/C Ltda.

	QUOTAS	
QUOTAHOLDERS	**Number of shares**	**% Total**
Sérgio Alberto M. de Carvalho	2,923,469	99.99997
Soc. Técnica Monteiro Aranha Ltda.	1	0.00003
TOTAL	2,923,470	100.00000

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

2 NUMBER OF SHARES ISSUED BY THE COMPANY WHICH ARE DIRECTLY OR INDIRECTLY HELD BY THE CONTROLLING SHAREHOLDERS, MANAGERS AND MEMBERS OF THE BOARD OF DIRECTORS.

	SHARES					
SHAREHOLDERS	COMMON	%	PREFERRED	%	Total	%
Controlling shareholders	201,962,562	63.70	137,583,215	22.86	339,545,777	36.96
Members of the Board of Directors	18,763,534	5.92	2,733,727	0.45	21,497,261	2.35
Fiscal Council	1	-	3,541	-	3,542	-
Executive Directors	-	-	358,000	0.05	358,000	0.05

3 NUMBER OF SHARES IN CIRCULATION

	COMMON	%	PREFERRED	%	COMMON+ PREFERRED	%
Controlling companies/ in treasury	202,184,391	63.77	138,478,431	23.01	340,662,822	37.08
Shares in circulation	114,865,001	36.23	463,272,518	76.99	578,137,519	62.92
Total	**317,049,392**	**100.00**	**601,750,949**	**100.00**	**918,800,341**	**100.00**

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM) **(Unaudited)**
QUARTERLY INFORMATION (ITR) **Corporate Legislation**
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

17.01 - REPORT ON THE SPECIAL REVIEW - WITHOUT EXCEPTIONS

July 25, 2003

To the Board of Directors and Stockholders
Klabin S.A.

1 We have carried out limited reviews of the Quarterly Information (ITR) of Klabin S.A. for the quarters ended June 30, 2003 and 2002 and March 31, 2003. This information is the responsibility of the Company's management. The reviews of the accounting information relating to the jointly-controlled companies Klabin Kimberly S.A. and KCK Tissue S.A. for the quarters and six-month periods ended June 30, 2003 and 2002, included in the above mentioned Quarterly Information, were conducted by other independent accountants. Our report, insofar as it relates to the amounts of these investments at June 30, 2003, of R$ 136,277 thousand (March 31, 2003 – R$ 144,758 thousand) and the equity in the losses incurred by them (R$ 5,810 thousand and R$ 7,435 thousand in the six-month periods ended June 30, 2003 and 2002, respectively), as well as the respective assets and liabilities included in the Notes to the Quarterly Information, is based solely on the reports of the other independent accountants.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regards to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3 Based on our limited reviews and on the reports of the other independent accountants, we are not aware of any material modifications which should be made to the Quarterly Information referred to in paragraph 1 in order that such information be stated in conformity with accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

17.01 - REPORT ON THE SPECIAL REVIEW - WITHOUT EXCEPTIONS

4 Klabin S.A. has investments in companies located in Argentina totaling R$ 55,263 thousand at June 30, 2003 (March 31, 2003 – R$ 59,204 thousand). As mentioned in Note 5 (c) to the Quarterly Information, it is still impracticable to determine the possible effects on the Company's business or on the realization of its assets resulting from the economic crisis currently affecting that country and the recent economic measures adopted by the Government of Argentina.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 – COMPANY NAME
KLABIN BACELL S.A.

18.01 – STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (R$ thousand)

1 – CODE	2 - DESCRIPTION	3 – 4/01/2003 to 6/30/2003	4 - 1/01/2003 to 6/30/2003	5 – 4/01/2002 to 6/30/2002	6 - 1/01/2002 to 6/30//2002
3.01	Gross sales and/or service revenues	38,815	74,872	34,529	64,084
3.02	Deductions	(148)	(243)	(2,858)	(2,941)
3.03	Net sales and/or service revenues	38,667	74,629	31,671	61,143
3.04	Cost of sales and/or services rendered	(33,704)	(60,100)	(28,135)	(49,745)
3.05	Gross profit	4,963	14,529	3,536	11,398
3.06	Operating income (expenses)	2,163	(843)	(1,028)	(6,558)
3.06.01	Selling	(958)	(1,875)	(1,355)	(3,153)
3.06.02	General and administrative	(1,555)	(2,782)	(428)	(1,417)
3.06.03	Financial, net	4,676	3,814	755	(1,988)
3.06.03.01	Financial income	(2,765)	(3,515)	183	213
3.06.03.02	Financial expenses	7,441	7,329	572	(2,201)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating profit	7,126	13,686	2,508	4,840
3.08	Non-operating income, net	0	120	(215)	(341)
3.08.01	Income	0	120	0	0
3.08.02	Expenses	0	0	(215)	(341)
3.09	Income before taxes and profit sharing	7,126	13,806	2,293	4,499
3.10	Provision for income tax and social contribution	(870)	(2,926)	(870)	(1,865)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	6,256	10,880	1,423	2,634
	NUMBER OF SHARES (units), EX-TREASURY SHARES	3,629,082,578	3,629,082,578	3,629,082,578	3,629,082,578
	NET INCOME PER SHARE	0.00172	0.00300	0.00039	0.00073
	LOSS PER SHARE				

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: KLABIN BACELL S.A.

For a better analysis of the performance of Klabin companies, we present our comments on the consolidated results of operations of the period in section **08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER.**

A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES - 6/30/2003

(Unaudited)
Corporate Legislation

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

SUBSIDIARY/ASSOCIATED COMPANY

1 – COMPANY NAME
RIOCELL S.A.

18.01 – STATEMENT OF OPERATIONS OF THE SUBSIDIARY/ASSOCIATED COMPANY (R$ thousand)

1 – CODE	2 – DESCRIPTION	3 – 4/01/2003 to 6/30/2003	4 - 1/01/2003 to 6/30/2003	5 – 4/01/2002 to 6/30/2002	6 - 1/01/2002 to 6/30/2002
3.01	Gross sales and/or service revenues	93,642	93,642	0	0
3.02	Deductions	(5,930)	(5,930)	0	0
3.03	Net sales and/or service revenues	87,712	87,712	0	0
3.04	Cost of sales and/or services rendered	(47,170)	(58,729)	0	0
3.05	Gross profit	40,542	28,983	0	0
3.06	Operating income (expenses)	(37,828)	(26,658)	0	0
3.06.01	Selling	(3,134)	(3,134)	0	0
3.06.02	General and administrative	(1,426)	(1,515)	0	0
3.06.03	Financial, net	(28,945)	(31,989)	0	0
3.06.03.01	Financial income	(10)	(10)	0	0
3.06.03.02	Financial expenses	(28,935)	(31,979)	0	0
3.06.04	Other operating income	(3,778)	10,525	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the loss of subsidiaries	(545)	(545)	0	0
3.07	Operating profit	2,714	2,325	0	0
3.08	Non-operating income, net	80	80	0	0
3.08.01	Income	80	80	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	2,794	2,405	0	0
3.10	Provision for income tax and social contribution	(986)	(986)	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	1,808	1,419	0	0
	NUMBER OF SHARES (units), EX-TREASURY STOCK	269,861,000	269,861,000	0	0
	NET INCOME PER SHARE	0.00670	0.00526	0.00000	0.00000
	LOSS PER SHARE				

01.01 - IDENTIFICATION

1 – CVM CODE	2 - COMPANY NAME	3 – FEDERAL TAXPAYERS' REGISTRATION NUMBER (CNPJ)
01265-3	KLABIN S.A.	89.637.490/0001-45

18.02 – COMMENTS ON PERFORMANCE OF SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: RIOCELL S.A.

For a better understanding of the performance of the Klabin companies, we present our comments on the consolidated results of operations for the period in section 08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER.


Relatório Anual 2002 Annual Report
Klabin

ÍNDICE

INDEX

DESEMPENHO OPERACIONAL 1º TRIMESTRE 2003

OPERATIONAL PERFORMANCE, 1st QUARTER 2003

O volume de vendas, sem incluir madeira, atingiu 452 mil toneladas no 1T03, crescimento de 3% em relação ao 1T02. Em relação ao 4T02, o volume de vendas apresentou queda de 8%, devido à sazonalidade do primeiro trimestre do ano, principalmente no segmento de embalagens de papel.

A receita líquida no 1T03 atingiu R$ 868 milhões, 56% superior ao 1T02, com queda de 3% em relação ao 4T02 (R$ 899 milhões). O crescimento da receita é explicado pelo comportamento firme dos preços, apesar do arrefecimento da demanda no segmento de caixas de papelão ondulado. Adicionalmente, a variação refletiu a melhora nos preços internacionais da celulose e o efeito positivo da desvalorização cambial nas receitas de exportação.

O lucro bruto totalizou R$ 434 milhões, 84% superior ao 1T02, decorrente de melhores preços, crescimento do volume e rígido controle dos custos de produção. A margem bruta foi de 50% (42% no 1T02).

O resultado operacional antes das despesas financeiras (EBIT) atingiu R$ 276 milhões no 1T03 (R$ 104 milhões no 1T02). A margem operacional passou de 19% para 32%, beneficiada principalmente pelo crescimento do lucro bruto, aliado à redução das despesas gerais e administrativas.

O crescimento do volume exportado (45% do volume total no 1T03 e 41% no 1T02) aumentou as despesas com fretes de exportação, denominadas em dólar, que acumularam R$ 62 milhões (R$ 47 milhões no 1T02).

Apesar do 1T03 ser sazonalmente o mais fraco do ano, o EBITDA manteve a trajetória de crescimento observada no 4T02, totalizando R$ 361 milhões (99% superior ao 1T02 e 1% inferior ao 4T02). A margem EBITDA foi ainda superior ao do 4T02 alcançando 42%, reflexo da evolução favorável da receita e da bem-sucedida racionalização dos custos operacionais da Companhia.

As despesas financeiras líquidas somaram R$ 176 milhões no 1T03 (R$ 91 milhões no 1T02). As variações cambiais líquidas totalizaram R$ 16 milhões (9% do total), reflexo da menor exposição cambial da Companhia.

O endividamento bruto passou de R$ 2.941 milhões em dezembro de 2002 para R$ 2.922 milhões em março de 2003. Desse total 43% é de longo prazo, com vencimentos que se estendem até 2010.

O endividamento em moeda estrangeira representa 33% do endividamento total da Klabin. Desse montante, 59% se refere a pré-pagamentos de exportação.

O endividamento líquido era de R$ 2.806 milhões no final do 1T03, equivalente a 70% da capitalização total (71% no 4T02).

O crescimento da geração de caixa melhorou a relação dívida líquida/EBITDA, que passou de 3,4x no 1T02 para 2,4x no 1T03 (2,9x no 4T02).

A Klabin atingiu lucro líquido de R$ 63 milhões no 1T03, refletindo o excelente desempenho operacional.

Sales volume, excluding wood, increased 3% to 452 thousand tons in 1Q03 compared to 1Q02. In relation to 4Q02, it declined 8% due to seasonal effects in the first quarter of the year, particularly in the packaging segment.

Net revenue reached R$ 868 million in 1Q03, up 56% from 1Q02 but down 3% from R$ 899 million in 4Q02. Net revenue growth can be attributed to a steady improvement in prices despite a poorer demand for corrugated boxes. Furthermore, it reflects a recovery in international pulp prices, coupled with the positive effect of currency devaluation on export revenues.

Gross profit totaled R$ 434 million, up 84% from 1Q02 thanks to more favorable prices, higher sales volumes and a tight control over production costs. Gross margins amounted to 50% compared to 42% in 1Q02.

Operating result before net financial expenses (EBIT) reached R$ 276 million in 1Q03 against R$ 104 million 1Q02. Operating margins expanded from 19% to 32%, mainly due to the increase in gross profit, coupled with lower general and administrative expenses.

Higher export volumes (45% of total sales volume in 1Q03 versus 41% in 1Q02) caused dollar-denominated freight expenses to rise to R$ 62 million, as compared to R$ 47 million in 1Q02.

Although business in the first quarter is typically slower due to seasonal effects, EBITDA in 1Q03 gave continuity to the rising trend observed in 4Q02, totaling R$ 361 million, i.e. up 99% from 1Q02 and 1% down from 4Q02. EBITDA margin climbed to 42%, above the level attained in 4Q02, thanks to growing revenues and successful efforts towards operating cost efficiency.

Net financial expenses totaled R$ 176 million in 1Q03 versus R$ 91 million in 1Q02. Net exchange variations reached R$ 16 million (9% of the total amount), now that the Company is less exposed to currency variations.

Gross debt fell from R$ 2,941 million in December 2002 to R$ 2,922 in March 2003. Forty-three per cent (43%) of this amount refers to long-term contracts with maturity dates extending to 2010.

Foreign currency debt represents 33% of Klabin's total indebtedness. Fifty-nine per cent (59%) of this amount refers to trade finance.

Net debt at the end of 1Q03 amounted to R$ 2,806 million or 70% of total capitalization, versus 71% in 4Q02.

Higher cash generation improved the Company's net debt/EBITDA ratio from 3.4x in 1Q02 to 2.4x in 1Q03, as compared to 2.9x in 4Q02.

Klabin reported a net profit of R$ 63 million in 1Q03, reflecting an excellent operating performance.



DESEMPENHO OPERACIONAL 4º TRIMESTRE 2002

OPERATIONAL PERFORMANCE, 4th QUARTER 2002

O volume de vendas, sem incluir madeira, atingiu 491 mil toneladas no 4T02, expansão de 3%, em relação ao 4T01, com destaque para as vendas de papéis para embalagens.

A receita líquida no 4T02 cresceu 33%, atingindo R$ 899 milhões. Esse aumento é explicado por dois fatores: maiores receitas de exportação (56% de crescimento em Reais) decorrentes do aumento de volume e da desvalorização cambial, e melhores preços no mercado doméstico, nos segmentos de caixas de papelão ondulado, sacos multifolhados e cartões para embalagens.

O lucro bruto no trimestre foi de R$ 450 milhões, crescimento de 92%, com margem bruta de 50% (35% no 4T01).

A melhoria da margem bruta é decorrente do rígido controle dos custos dos produtos vendidos, da recuperação dos preços no mercado doméstico e do aumento dos volumes e da receita de exportação (em Reais).

O resultado operacional antes das despesas financeiras líquidas (EBIT) totalizou R$ 279 milhões no 4T02, com margem de 31% (8% no 4T01).

O crescimento do volume exportado (42% do volume total no 4T02 e 41% no 4T01) aumentou as despesas com fretes de exportação, denominados em dólar, que acumularam R$ 72 milhões (R$ 53 milhões no 4T01).

Confirmando a melhoria operacional, a Klabin alcançou um EBITDA recorde de R$ 366 milhões no 4T02; acréscimo de 199% em relação ao 4T01.

A margem EBITDA no trimestre foi de 41% (18% no 4T01), voltando ao patamar histórico da Klabin. O crescimento da geração operacional de caixa é explicado pela combinação da evolução da receita, em razão de melhores volumes, preços de venda e da eficiência na gestão dos custos.

No 4T02, a recuperação do Real (valorização de 9%) gerou variações cambiais líquidas positivas de R$ 108 milhões, beneficiando o resultado do trimestre com receitas financeiras líquidas de R$ 8 milhões.

O endividamento bruto passou de R$ 2.526 milhões em dezembro de 2001 para R$ 2.941 milhões em dezembro de 2002. Desse total, 45% é de longo prazo, com vencimentos que se estendem até 2009.

O endividamento líquido atingiu R$ 2.821 milhões no final do 4T02, ou 71% da capitalização total (64% no 4T01).

A Klabin concluiu com sucesso um importante passo do programa de adequação da sua estrutura de capital, com a emissão em dezembro de 2002 de debêntures no valor de R$ 1.036 milhões em duas séries com valores de R$ 472 milhões e R$ 564 milhões. Com essa emissão, a Companhia diminuiu sua exposição às oscilações cambiais, pela redução do montante do endividamento denominado em moeda estrangeira de 70% para 34% (sendo 68% pré-pagamentos de exportação).

Com o bom desempenho operacional e favorecido pelo efeito cambial na dívida, a Klabin obteve lucro líquido de R$ 401 milhões no 4T02.

Sales volume, excluding wood, increased 3% to 491 thousand tons in 4Q02, with a significant contribution from packaging paper sales.

Net revenue grew 33% in 4Q02 to R$ 899 million. This increase can be attributed to two factors, namely: higher export revenues (56% growth in Brazilian *reais*) due to an increase in export volumes coupled with a currency depreciation, and more favorable prices in the domestic market in the corrugated boxes, multiwall bags and cardboards segments.

Gross profit increased 92% in 4Q02 to R$ 450 million, with a gross margin of 50% (35% in 4Q01).

This improvement in gross margin results from a strict control over the cost of products sold, a price recovery in the domestic market and an increase in export revenues (in *reais*).

Operating result before net financial expenses (EBIT) totaled R$ 279 million in 4Q02, with a margin of 31% (8% in 4Q01).

The higher sales volume shipped to the export market (42% in 4Q02 versus 41% in 4Q01), increased the US dollar denominated export freight costs up to R$ 72 million (R$ 53 million in 4Q01).

Confirming Klabin's operational improvements, EBITDA hit a record level of R$ 366 million in 4Q02, 199% higher than 4Q01.

EBITDA margin reached 41% in 4Q02 (18% in 4Q01), rebounding to the Company's historical levels. This increase in operating cash generation can be explained by: higher revenues on account of increased volumes and more favorable prices, and greater efficiency in cost management.

A stronger *real* (up 9%) in 4Q02 generated positive net exchange variations in the amount of R$ 108 million, thus benefiting the Company's quarterly result with R$ 8 million in net financial revenues.

Gross debt rose from R$ 2,526 million in December 2001 to R$ 2,941 million in December 2002. Forty-five percent (45%) of this amount refers to long-term debts with terms to maturity extending to the year 2009.

The last quarter of 2002 ended with a net debt of R$ 2,821 million, 71% of total capitalization (64% in 4Q01).

Klabin accomplished an important step of its capital restructuring program with the issue of debentures totaling R$ 1,036 million in December 2002. These were issued in two series worth R$ 472 million and R$ 564 million, respectively. By doing so, the Company reduced its debt in foreign currency from 70% to 34% (of which 68% refers to trade finance) and, therefore, its exposure to currency fluctuations.

Thanks to a good operational performance and favorable effects of currency variations on debt, Klabin obtained a net profit of R$ 401 million in 4Q02.



INTRODUÇÃO

A Terra é azul. Mas nas mãos da Klabin está cada vez mais verde.

Para a Klabin, a preservação das matas naturais e o reflorestamento são tão importantes quanto os próprios produtos que fabrica.

Maior produtora integrada de celulose, papel e produtos de papel, a Klabin é também uma empresa privada brasileira preocupada com o verde.

Valorizar cada centímetro de mata, cada tronco, cada espécie animal e todo o ecossistema é olhar para o presente valorizando o futuro. Esta é a filosofia da Klabin, pois nossa maior riqueza está presa às raízes que devemos fortalecer e preservar.

Pioneira na adoção do conceito de Desenvolvimento Sustentável, a Klabin utiliza e desenvolve tecnologias não-agressoras ao meio ambiente. Nosso trabalho de preservação em 136 mil hectares de florestas naturais, junto aos nossos 231 mil hectares de florestas plantadas, garante o equilíbrio dos ecossistemas.

Respeito à natureza é o que a Klabin tem feito em seus 104 anos de existência, como empresa reconhecida internacionalmente pelos altos padrões de qualidade de seus produtos e pela preservação ambiental.

É um pouco disso que você vai conhecer nas fotos que ilustram este relatório anual.

Porque, para nós, o verde é muito mais do que a cor do nosso logo.



INTRODUCTION

The Earth is blue. But Klabin is working to make it greener everyday.

Klabin is as serious about preserving native forests and reforesting as it is about the products that it makes.

Not only is Klabin the largest integrated manufacturer of pulp, paper and paper products in Brazil, it is also a Brazilian private company with a genuine concern for the environment.

Appreciating the value of every inch of forestland, every tree, every animal species and the entire ecosystem means looking at the present with an eye on the future. This is Klabin's philosophy, as our most precious raw material takes root in the very earth that we must strengthen and preserve.

As a pionner in the adoption of the concept of sustainable development, we use and develop environmentally friendly technologies. Our conservation efforts over 336,000 acres of native forests and 570,800 acres of cultivated forestland have ensured the balance of ecosystems.

A respect for nature is something that Klabin has maintained since it was founded 104 years ago. Today, it is recognized internationally for its high-quality products and environmental conservation efforts.

You will get a glimpse of all this in the photos that illustrate this annual report.

Because for us, green is much more than just the color of our logo.

DESTAQUES OPERACIONAIS E FINANCEIROS

HIGHLIGHTS

Indicadores Financeiros (R$ milhões) Key Financial Data (R$ million)	1998	1999	2000	2001**	2002	Variação 02/01 Change
Consolidado* / Consolidated*						
Receita Bruta Gross Revenue	1.265	1.681	2.136	2.761	3.163	14,6%
Receita Líquida Net Revenue	1.106	1.482	1.884	2.434	2.814	15,6%
Lucro Bruto Gross Profit	291	596	819	982	1.265	28,8%
Margem Bruta Gross Margin	26%	40%	44%	40%	45%	
Lucro Operacional (antes do Res. Financeiro) Operating Profit (before Financial Result)	33	312	462	477	651	36,5%
Margem Operacional Operating Margin	3%	21%	25%	20%	23%	
EBITDA EBITDA	181	457	632	729	979	34,3%
Margem EBITDA EBITDA Margin	16%	31%	34%	30%	35%	
Lucro/Prejuízo Líquido Net Income/Loss	(34)	(116)	14	(170)	(208)	NA

* A consolidação é realizada proporcionalmente à participação acionária, conforme instrução CVM 247/96.
** Demonstração proforma que reflete a consolidação das empresas Klabin no período de 12 meses de 2001.
Obs.: Os números de 1998 a 2000 referem-se a IKPC – Indústria Klabin de Papel e Celulose S.A., incorporada pela Klabin S.A. em 28 de dezembro de 2001. Os dados de 2001 consideram os resultados integrais da IKPC e demais empresas incorporadas no exercício, conforme disposto nas Notas Explicativas.
NA - Não-Aplicável

* Figures consolidated proportionally to the Company's shareholdings in subsidiaries, as per CVM Instruction no. 247/96.
** Pro forma statement that reflects the consolidation of Klabin companies during a 12-month period in 2001.
Note: The figures for 1998 to 2000 refer to IKPC – Indústria Klabin de Papel e Celulose S.A., incorporated by Klabin S.A. on December 28, 2001. Data for the year 2001 consider all the results reported by IKPC and other companies incorporated during this period, as stated in the Explanatory Notes.
NA - Not Applicable



Receita Líquida
Net Revenue
(R$ Milhões) / (R$ Million)
1.482
1.884
2.434
2.814
1999
2000
2001
2002
Nota: Receita consolidada proporcionalmente às participações acionárias em controladas, conforme Instrução CVM 24796.
Note: Revenue consolidated proportionally to Company shareholdings in subsidiaries, as per CVM Instruction no 24796.
Origem das Receitas - 2002
Source of Revenues - 2002
%
Mercado Interno
Domestic Market
Mercado Externo
Export Market
64



Distribuição da Receita Líquida - 2002
Breakdown of Net Revenue - 2002
%
Papéis para Embalagens
Packaging Paper
Caixas P.O.
Corrugated Boxes
Celulose
Pulp
Imprensa / Imprimir
Newsprint
Madeiras / Outros
Wood / Others
Sacos e Envelopes
Sacks and Envelopes
Descartáveis
Tissue
6
14
16
8
26
Considera 100% da Receita Líquida. Inclui receita de madeira.
Considers 100% of Net Revenue. Including timber revenues.
Evolução do EBITDA
e da Margem
EBITDA and EBITDA
Margin Evolution
Ebitda
Ebitda
Margem Ebitda
Ebitda Margin
16%
31%
34%
30%
35%
181
457
632
729
979
1998
1999
2000
2001
2002



Investimentos - R$ 1,95 bilhão
Capital Expenditure - R$ 1.95 billion
Inclui aquisições
Including acquisitions
233
165
1.003
361
193
1998
1999
2000
2001
2002
* Aquisição de Igaras / * Acquisition of Igaras
Market Share - 2002 - Brasil
Market Share - 2002 - Brazil
%
Caixas P.O. (ABPO)
Corrugated Boxes (ABPO)
Papéis para Embalagens (Bracelpa)
Packaging Paper (Bracelpa)
Descartáveis (Nielsen)
Tissue (Nielsen)
Sacos Multifolhados
Multiwall Sacks
27%
38%
21%
47%


MENSAGEM DA
ADMINISTRAÇÃO

O ano de 2002 marcou um período especialmente desafiador para a Klabin. No âmbito operacional, muitos foram os avanços decorrentes da reestruturação implementada no final de 2001 e dos ganhos de qualidade, redução de custos e produtividade obtidos ao longo do ano. No segmento de papéis, superamos os volumes de produção do ano anterior. Os custos fixos por tonelada de produto também se reduziram em todas as fábricas. Foram implementados e continuam em andamento diversos projetos, visando a adotar as melhores práticas dos processos operacionais.

Esses avanços representam o fundamento da competitividade da Klabin e possibilitaram aumentar em 4% o volume total de vendas, em 11% o volume de exportações e registrar, pelo quinto ano consecutivo, um incremento na geração de caixa das operações (EBITDA), que atingiu R$ 979 milhões, ante R$ 729 milhões em 2001.

Mesmo com a melhoria operacional, o desempenho da Companhia foi afetado pelo cenário desfavorável que marcou a economia brasileira em 2002, impactada pelas incertezas do período pré-eleitoral e pela forte oscilação do câmbio. A combinação da desvalorização da moeda nacional com o fechamento das linhas de crédito à exportação no segundo semestre do ano foi danosa para o resultado financeiro da Klabin, revertendo o resultado operacional e provocando prejuízo no período.

Com vistas a melhorar a sua estrutura de capital, a Administração da Klabin está equacionando a sua dívida em termos de porte e de perfil de vencimentos. Um importante passo já ocorreu ao final de 2002, quando a composição do endividamento sofreu profunda alteração, com o volume da dívida em moeda estrangeira, que atingia 70% em dezembro de 2001, passando a representar 34% do endividamento total. A meta é melhorar a capitalização da Klabin e, para isso, a Companhia incluiu a rigorosa limitação dos investimentos e a alienação de ativos em sua estratégia de curto prazo. A Companhia conta também com um contínuo aumento de geração de caixa das operações e um apropriado retorno sobre seus investimentos.



MESSAGE FROM THE MANAGEMENT

2002 was particularly challenging for Klabin. Great operational strides were made as the result of a restructuring project implemented in late 2001 and improvements in quality, cost savings and productivity gains achieved throughout the year. In the paper segment, output surpassed the previous year's. Fixed costs on a per-ton basis were reduced in all manufacturing units. The Company implemented several projects aimed at incorporating best practices in all operating processes and many more are still in progress.

These advancements are the bedrock of Klabin's competitiveness and enabled us to grow total sales volume by 4% and export volumes by 11%, as well as to increase our operating cash generation (EBITDA) for the fifth consecutive year, from R$ 729 million in 2001 to R$ 979 million in 2002.

Notwithstanding such improvements, our performance was affected by the unfavorable economic conditions in Brazil in 2002, particularly on account of the uncertainties associated with the presidential elections and currency volatility. The combined effect of a sharp Real devaluation and the closing of credit lines for exporters in the second half of the year exacted a heavy toll on our financial accounts, not only neutralizing positive operating results but also causing Klabin to report a net loss in 2002.

In order to strengthen our capital structure, Management is aligning the level and average term to maturity of the Company's indebtedness. An important step in this direction was taken in late 2002, changing the debt profile significantly. As a result, the amount of debt denominated in foreign currency was reduced from 70% of total indebtedness in December 2001 to 34% at the end of 2002. In an effort to improve Klabin's balance sheet, we have adopted a short-term strategy that places severe restrictions on capital spending and provides for asset divestitures. Furthermore, the Company expects continued operating cash generation growth and an appropriate return on investment.

Com relação ao meio ambiente, nossa atuação – pioneira no Brasil na adoção do conceito de Desenvolvimento Sustentável – foi premiada, mais uma vez. Entre as conquistas estão o *Top de Ecologia* 2002, da Associação dos Dirigentes de Vendas e Marketing do Brasil (ADVB), e o troféu *Onda Verde*, oferecido no 10º Prêmio Expressão de Ecologia, da revista Expressão.

No que diz respeito à expectativa para 2003, a visão da Klabin é otimista em relação à economia brasileira. A Klabin oferece produtos a mercados que apresentam grande potencial de crescimento, podendo se beneficiar do enfoque de atuação adotado pelo atual governo federal, que visará promover uma melhor distribuição de renda. A Companhia também considera que irá contribuir para o processo de consolidação da economia brasileira, pois, além de prever a ampliação das exportações, continuará enfatizando sua atuação no mercado interno, para o qual destina hoje 59% do seu volume de vendas.

Pela postura responsável para com o meio ambiente, os investimentos constantes em melhorias de qualidade e produtividade e a visão estratégica, de centralizar esforços nos negócios com produtos de maior valor agregado, acreditamos na capacidade da Klabin de continuar trilhando o já centenário caminho de solidez.

A Administração

With regard to environmental protection, our pioneering efforts towards sustainable development in Brazil have once again been recognized with important awards such as the *Top Ecology* prize 2000 granted by the Brazilian Association of Sales and Marketing Directors, and the *Green Wave* trophy offered by *Expressão* magazine in the 10th edition of its Ecology Award.

Looking ahead to 2003, we are optimistic about the Brazilian economy. Our products are present in markets with great growth potential. Therefore, we stand to benefit from the new federal government's commitment to improve income distribution in Brazil. Furthermore, we are fully aware of our contribution to the consolidation of Brazil's economy, and we not only expect to increase exports, but we also plan to maintain our focus on the domestic market, which accounts for 59% of our total sales volume today.

An environmentally responsible attitude, continuous investments to improve quality and productivity levels and a strategy focused on businesses with higher value-added products ensure that Klabin will continue its path toward corporate strength, as it has over the past 100 years.

The Management



FOCO DE ATUAÇÃO DA ADMINISTRAÇÃO DA KLABIN

A atuação da Administração da empresa em 2003 estará focada em:

- Aumentar as exportações de celulose, papéis e cartões para embalagens, caixas de papelão ondulado e sacos multifolhados, com base em investimentos já realizados;
- Aumentar a produtividade total da empresa;
- Incrementar a geração operacional de caixa;
- Reduzir o endividamento via limitação de investimentos e venda de ativos;
- Elaborar um novo plano de desenvolvimento.

A geração de caixa e a restrição de investimentos, complementadas pela venda de ativos, serão a base do equacionamento da estrutura de capital da Klabin.

FOCUS OF COMPANY MANAGEMENT

In 2003, Company Management will focus on the following initiatives:

- Expand pulp, paper, packaging cardboard, corrugated cardboard box and multiwall bag exports, based on the capital investments already made;
- Boost the Company's overall productivity;
- Increase its operating cash generation;
- Reduce indebtedness through restrictions on capital spending and the divestment of assets;
- Prepare a new development plan.

Cash generation and restrictions on capital spending, coupled with asset divestitures, are the basis for strengthening Klabin's balance sheet.


PERFIL
PROFILE

Com uma receita bruta de R$ 3,2 bilhões, em 2002, a Klabin é a maior produtora integrada de papel e celulose no Brasil, com capacidade de produção anual de 2,1 milhões de toneladas. Seu portfolio é amplo e inclui papéis e cartões para embalagens, caixas de papelão ondulado, sacos multifolhados e envelopes, madeira, celulose para papel, celulose solúvel e papéis descartáveis *(tissue)*.

O segmento de embalagens, no qual a Companhia é líder de mercado, inclui papel para embalagens, caixas de papelão ondulado, sacos e envelopes. Ele é responsável por 59,5% da receita do Grupo – em 2001 havia somado 60,4%. Ainda nesse segmento, a Klabin vem dando ênfase ao desenvolvimento de soluções de embalagem implantadas nas fábricas de seus clientes. O trabalho segue a estratégia da Companhia, de priorizar as atividades de maior valor agregado.

Com a norte-americana Kimberly Clark, a Klabin mantém uma *joint venture* na linha de papéis descartáveis – a Klabin Kimberly –, líder nesse segmento, no mercado brasileiro.

Klabin is the leader in the integrated production of paper, paper products and pulp in Brazil, with a capacity of 2.1 million tpy and gross revenues of R$ 3.2 billion (2002). It holds a broad portfolio of products which includes packaging cardboards and paper, corrugated boxes, paper sacks, wood, pulp for paper production, dissolving pulp and tissue.

The Company holds a leadership position in the packaging segment, whose products range from packaging paper and corrugated boxes to paper sacks and envelopes. This segment accounts for 59.5% of the Group's overall revenues – in 2001, this share was 60.4%. Also in this segment, Klabin has been focusing on developing solutions for its clients' packaging needs, by implementing packaging services at the customers' sites. The operations remain in line with the Company's strategy that gives priority to higher value-added activities.

Klabin maintains a joint venture with the US-based Kimberly Clark in the production of tissue – namely, Klabin Kimberly – the leading manufacturer in this segment in the Brazilian market.

Auto-suficiente na produção de madeira e celulose, a Klabin opera com um dos mais baixos custos em nível mundial. Pioneira, no Brasil, na adoção do conceito de Desenvolvimento Sustentável, a Klabin é a primeira empresa do setor de papel e celulose das Américas a ter suas florestas, no Paraná, certificadas pelo Forest Stewardship Council (FSC), confirmando que a empresa desenvolve suas atividades dentro dos mais elevados padrões de conservação ambiental e sustentabilidade socioeconômica. A empresa também obteve certificação FSC pelo seu manejo, no Paraná, de plantas medicinais e para 100% da sua produção de celulose e papel, que tem como matéria-prima o eucalipto das suas florestas no Rio Grande do Sul. É também a maior recicladora de papéis do Brasil, com capacidade de reciclar 400 mil toneladas de aparas.

Com 104 anos de existência, a Klabin possui 27 unidades industriais, sendo duas delas na Argentina. Ao final de 2002, a Companhia mantinha 9.294 funcionários diretos e outros 7.247 terceirizados.

Self sufficient in wood and pulp production, Klabin is one of the lowest cost operators in the world. It was a pioneer in adopting the practice of sustained and balanced development and was the first paper and pulp company in the American continent to earn a certification by the Forest Stewardship Council (FSC) for its forests in Paraná state. This recognition attests the Company's concern to operate in accordance with the most stringent social, economic and environmental requirements. The seal was also granted based on the Company's farming of herbal therapy plants in its forest reserves in the state of Paraná, as well as on 100% of its pulp and paper production, which uses eucalyptus planted in its forest reserves in the state of Rio Grande do Sul as raw material. Klabin is also the largest recycler of paper in the Brazil, with recycling capacity of 400,000 tons of paper scrap per year.

With 104 years of experience, Klabin operates 27 industrial units, two of which are located in Argentina. At the end of 2002, Klabin had 9,294 employees on its staff and outsourced services with 7,247 collaborators.



Estrutura de Negócios
Business Structure
Klabin S.A
Florestal
Forestry
Celulose
Pulp
Papéis
Paper
Caixas P.O.
Corrugated Boxes
Sacos
Sacks
Descartáveis
Tissue
Papel Imprensa*
Newsprint*
Toras
Cavacos
Resíduos
Logs
Chips
By-products
Celulose de Mercado
Celuloses Especiais e Solúvel
BEKP
Dissolving and Specialty Pulp
Papéis para Embalagens
Cartões para Embalagens
Papéis de Imprimir/Escrever
Packaging Paper
Cardboards
Printing and Writing Paper
Caixas de Papelão Ondulado
Corrugated Boxes
Sacos Multifolhados e Envelopes
Multiwall Sacks and Envelopes
Higiene Pessoal
Mercado Institucional
Personal Care
Away from Home
Papel para Impressão de Jornais
Newsprint
(*) Término da Joint Venture em março de 2003
(*) Joint Venture finished as of March 2003


BRASIL
ARGENTINA
CAIXAS P.O.
CORRUGATED BOXES
Goiana - PE
Feira de Santana - BA
Ponta Nova - MG
Betim - MG
Del Castilho - RJ
Guapimirim - RJ
Itaquaquecetuba - SP
Piracicaba - SP
Jundiaí - SP (2)
Itajaí - SC
São Leopoldo - RS
PAPEIS
PAPER
Angatuba - SP
Monte Alegre - PR
Correia Pinto - SC
Otacílio Costa - SC
Guaíba - RS
FLORESTAL
FORESTRY
Bahia - BA
São Paulo - SP
Paraná - PR
Santa Catarina - SC
Rio Grande do Sul - RS
DESCARTÁVEIS
TISSUE
BRASIL / BRAZIL
Santo Amaro - BA
Cruzeiro - SP
Mogi das Cruzes - SP
Correia Pinto - SC
ARGENTINA
Bernal
SACOS MULTIFOLHADOS
E ENVELOPES
MULTIWALL SACKS
& ENVELOPES
BRASIL / BRAZIL
Correia Pinto - SC
Lages - SC (2)
ARGENTINA
Pilar
CELULOSE
PULP
Camaçari - BA
Guaíba - RS
PAPEL IMPRENSA
NEWSPRINT
Monte Alegre - PR

A Klabin é pioneira na utilização do conceito de Desenvolvimento Sustentável. Hoje ela tem 231 mil hectares de florestas plantadas e 136 mil hectares de florestas nativas, garantindo assim o equilíbrio do ecossistema.

Klabin is a pioneer in the use of the concept of Sustainable Development. Today, the company has 231,000 hectares of forest plantations and 136,000 hectares of native forests, thereby ensuring the ecosystem balance.









Nas fazendas da Klabin, áreas reflorestadas de Pinus, Eucalipto e Araucária se mesclam com corredores de matas nativas favorecendo a livre circulação dos animais da região.

On Klabin's farms, areas that have been reforested in Pinus, Eucalyptus and Araucaria pine are mixed with native forest alleys that favor the free circulation of animals in the region.

DESEMPENHO DOS NEGÓCIOS

BUSINESS PERFORMANCE

A conjuntura econômica foi adversa ao longo de 2002, tanto no cenário externo como no interno. No exterior, foram tímidos os sinais de recuperação da economia americana, além da estagnação vivenciada pelos países europeus. A expectativa de um cenário de guerra no Oriente Médio também causou oscilação nos mercados e indefinições nas estratégias das empresas em geral.

Apesar dessa conjuntura, a receita líquida apresentou incremento, acumulando R$ 2.814 milhões em 2002, 16% acima do registrado no ano anterior. Esse aumento é explicado por dois fatores: maiores receitas de exportação (em Reais), decorrentes do aumento de volume e da desvalorização cambial, e melhores preços no mercado doméstico. O volume de vendas, sem incluir madeira, atingiu 1.863 mil toneladas e representou uma expansão de 4%, com destaque para as vendas de papéis para embalagens.

2002 was marked by adverse domestic and international economic conditions. The U.S. showed very modest signs of economic recovery, while Europe stagnated. The impending war in the Middle East caused markets to fluctuate and companies as a whole remained reticent about their business strategies.

Despite this scenario, Klabin posted net revenue of R$ 2,814 million in 2002, up 16% from the previous year. This improvement can be attributed to two factors: higher export revenues (in reais) on account of increased sales and currency devaluation, and more favorable domestic prices. Total sales volume, excluding timber, grew 4% to 1,863,000 tons, with a special contribution from packaging paper sales.

Distribuição dos Volumes - 2002
Breakdown of Sales Volume - 2002
%



Papéis para Embalagens / Packaging Paper
Caixas P.O. / Corrugated Boxes
Celulose / Pulp
Imprensa / Imprimir / Newsprint
Outros / Others
Sacos e Envelopes / Sacks and Envelopes
Descartáveis / Tissue



7
6
27
33
1
8
18

Não inclui volume de madeira
Excluding timber

Receita Líquida
Net Revenue
(R$ Milhões) / (R$ Million)





2.814
2.434
1.884
1.482
1999
2000
2001
2002

Nota: Receita consolidada proporcionalmente às participações acionárias em controladas, conforme Instrução CVM 24796.
Note: Revenue consolidated proportionally to Company shareholdings in subsidiaries, as per CVM Instruction nº 24796.

O volume exportado cresceu 11%, alcançando 764 mil toneladas. A participação das exportações no volume vendido aumentou de 38% em 2001 para 41% em 2002.

A receita de exportação cresceu 31% e somou R$ 1.107 milhões em 2002. A participação das exportações na receita líquida aumentou de 32% em 2001 para 36% em 2002, em linha com a estratégia da Companhia.

As exportações deverão continuar crescendo em 2003, favorecidas pela maior produção de celulose de mercado em Guaíba (RS), aumento da produção de kraftliner e desenvolvimento de novos mercados.

Os principais destaques nas unidades de negócios da Companhia foram:

Export volumes grew 11% to 764,000 tons. Their share in total sales expanded from 38% in 2001 to 41% in 2002.

Export revenues rose 31% to R$ 1,107 million in 2002. In line with the Company's strategy, exports as a portion of net revenue increased from 32% in 2001 to 36% in 2002.

Exports should continue growing in 2003, favored by greater market pulp output at Guaíba (RS) and kraftliner, along with the development of new markets.

The highlights in 2002 by business unit were as follows:


Volume de Vendas por Mercado
Sales Volume by Market

%


38
41
62
59
2001
2002

Não inclui volume de madeira
Excluding timber

Receita Líquida por Mercado
Net Revenue by Market
%


32
36
68
64
2001
2002

Considera 100% da Receita Líquida
Inclui receita de madeira
Considers 100% of Net Revenue
Includes timber revenue

Mercado Interno
Domestic Market

Mercado Externo
Export Market

PAPÉIS PARA EMBALAGENS

A unidade de negócios de papéis, estruturada no início de 2001, já alcançou em 2002 significativos ganhos de produtividade e redução de custos. A maioria das máquinas registrou produção superior à de 2001.

A produtividade do negócio-papéis foi aumentada em todas as unidades, com média de 15%. O custo fixo por tonelada se reduziu em 10%.

Ao longo de 2002, houve um expressivo aumento no volume de exportações de papéis e cartões para embalagens, que cresceu 17%, somando 378 mil toneladas comercializadas para 44 países.

Também, durante o ano de 2002, foi iniciado um trabalho de remanejamento da produção das máquinas, o que permitiu um incremento do volume de cartões, produto de maior valor agregado. Esse trabalho, de otimização da produção, será consolidado em 2003 e deverá possibilitar o crescimento das exportações. Em 2002, a Klabin foi responsável por 75% do volume total de papéis para embalagens exportado pelo Brasil.

Em julho, foi instalado o terceiro *coater* da máquina 7 em Monte Alegre (PR), que melhorou a qualidade do papelcartão, especialmente a printabilidade. Essa melhoria, além de atender a crescentes exigências do mercado doméstico, vem possibilitando a ampliação das exportações. No segundo semestre, a empresa iniciou a exportação do papelcartão *carrier board* para o mercado norte-americano. Outros mercados, como Europa e Ásia, vêm sendo prospectados, com destaque para as vendas destinadas à China. Para 2003, espera-se uma ampliação das exportações de papelcartão, para a América do Norte, Europa e Ásia.

Negócio estratégico para a Klabin, os cartões para embalagens são usados para diversas finalidades, entre elas envasar líquidos, produtos alimentícios congelados, embalagens *multipack* para cervejas e refrigerantes, detergentes em pó e cereais.

PACKAGING PAPER

Structured in early 2001, the packaging paper unit has already achieved significant productivity gains and cost savings. Most of the machines and equipment in this unit produced more in 2002 than in the previous year.

All units in Klabin's paper business achieved higher productivity levels, 15% on average, with fixed costs per ton falling 10% year-on-year.

Export sales of packaging paper and cardboards grew 17% in 2002 to 378 thousand tons, with shipments to 44 countries.

In 2002 we also initiated a project to optimize operation of plant machinery, which resulted in higher cardboard output, a value-added product. The project will be consolidated in 2003 and enable us to export more. In 2002, Klabin accounted for 75% of Brazilian packaging paper exports.

In July, we installed a third coater in machine #7 at Monte Alegre (PR), which improved the quality of our cardboard products, particularly in terms of printability. In addition to fulfilling the requirements of an increasingly demanding domestic market, this improvement has also enabled Klabin to export more. In the second half of the year, we began to ship carrier board to the United States. Other markets, such as Europe and Asia, have been prospected, particularly for future sales to China. In 2003, we expect to expand our cardboard shipments to North America, Europe and Asia.

A strategic business for Klabin, cardboard packaging products have many applications. They can be used to manufacture cartons for liquids, packages for frozen foods, soap powder and cereals, as well as bulk packaging for beer and soda cans.

A Klabin é líder nacional na produção de papelcartão para embalagens que acondicionam líquidos.

Klabin is the leader in Brazil in the production of paperboard used in packaging for liquids.

CAIXAS DE PAPELÃO ONDULADO

CORRUGATED BOXES

A atuação nesse segmento visou ao retorno sobre o capital empregado no negócio, começando a atingir resultados aceitáveis. O principal fator que sustentou esse redirecionamento foi o foco na atividade de desenvolvimento do produto, reunindo engenharia de embalagens, pesquisas em materiais e matéria-prima e suporte técnico aos clientes. Foi dado ainda destaque ao uso de papel reciclado, que alia a consciência ambiental à redução de custos, e no qual se registrou recorde, em 2002, com produção de 280 mil toneladas.

In this specific segment, we sought to maximize return on capital investments already made and to start generating results. In order to sustain this change in direction, we focused on product development, bringing together packaging engineering, materials and raw material research and technical support to customers. Special emphasis was also made on the use of recycled paper, which combines environmental awareness with cost reduction. This initiative alone yielded a record production of 280,000 tons of recycled paper in 2002.



A Klabin desenvolve embalagens de caixas de papelão ondulado que servem para o transporte e armazenamento, além de se transformarem em *display* quando abertas.

Klabin designs corrugated cardboard boxes that serve for transportation and storage and also become display cases when opened.

SISTEMAS DE EMBALAGEM

PACKAGING SYSTEMS

As soluções integradas de embalagens oferecidas pela Klabin incluem o desenvolvimento de projetos, introdução e operação de sistemas de embalagem nas unidades de seus clientes. Esse trabalho teve continuidade ao longo de 2002 e permanecerá como importante foco da Companhia. Além de fortalecerem a parceria com os clientes, esses projetos destacam-se no *mix* de produtos da Klabin pelo alto valor agregado.

The integrated packaging solutions offered by Klabin include project development as well as the introduction and operation of packaging systems on customer site locations. Projects of this kind were pursued throughout 2002 and will remain an important focus for the Company. In addition to strengthening our partnership with customers, they play a prominent role in our product mix due to their value added nature.

A Klabin oferece a seus clientes Sistemas de Embalagem em caixas de papelão ondulado, papelcartão e sacos. Ela se responsabiliza por projetos de automação de processos, escolha de máquinas, escolha de equipamentos e ainda pela operação e manutenção dos novos sistemas.

Klabin offers its customers Packaging Systems for corrugated cardboard boxes, paperboard and bags. It is responsible for designing process automation projects, machinery and equipment selection and for the operation and maintenance of the new systems.



SACOS E ENVELOPES

MULTIWALL SACKS

Um dos destaques desse negócio foi o aumento de 35% nas exportações, concentradas principalmente no final do ano. No encerramento de 2002, as negociações com o exterior já significavam cerca de 12% do volume total.

O ano de 2002 foi eleito pela unidade como o ano da qualidade, com um grande esforço para elevar a qualidade dos produtos e serviços.

Exports in this business segment increased 35%, gaining momentum particularly towards the end of the year. By late 2002, negotiations with foreign buyers already accounted for approximately 12% of our total export sales.

This unit dedicated its efforts in 2002 to improving the quality of its products and services.



Os sacos multifolhados servem para os mais diversos usos. Eles têm excelente padrão de qualidade tanto para o mercado interno quanto para o internacional.

Multiwall bags serve for many purposes. Their quality is suitable for both the domestic and international markets.

CELULOSE

PULP

Em maio de 2002 houve a parada geral da fábrica em Guaíba (RS) para o *start-up* do projeto de expansão da capacidade. No segundo semestre a indústria operou em curva de aprendizado, devendo atingir a plena capacidade em 2003.

A produção da unidade de negócios celulose (celulose para papel e celulose solúvel) totalizou 405 mil toneladas em 2002, um crescimento de 5% em relação a 2001 (387 mil toneladas). O volume de vendas de celulose para papel manteve-se estável em comparação a 2001 e atingiu 295 mil toneladas.

O volume de vendas de celulose solúvel totalizou 110 mil toneladas em 2002, ano em que foram desenvolvidos novos mercados e conquistados novos clientes na Europa, nos Estados Unidos e na China. A produtividade da unidade de Camaçari (BA) também aumentou em linha com as demais unidades. A instalação da tecnologia CBC *(Continuous Batch Cooking)* e outras melhorias de processo propiciaram um aumento da capacidade nominal de 11%.

In May 2002 plant operations in Guaíba (RS) were interrupted for the startup of a production capacity expansion project. Operations were resumed in the second half of the year and learning curve progression indicates that the plant should be operating at full capacity as of 2003.

Pulp output (both market and soluble) totaled 405,000 tons in 2002, up 5% from 387,000 tons in 2001. Paper pulp sales remained level at 295,000 tons when compared to the previous year.

Soluble pulp sales totaled 110,000 tons in 2002, and the Company developed new markets and conquered new customers in Europe, the United States and China. Furthermore, productivity levels rose at Camaçari (BA) to levels in line with the other units. The introduction of CBC (Continuous Batch Cooking) technology and other process enhancements boosted its nominal capacity by 11%.



A Klabin produz celulose para a fabricação de papel, para dissolução, utilizada na indústria têxtil, e também celuloses especiais que abastecem as indústrias de alimentos, tintas e filamentos.

Klabin produces pulp for paper manufacturing; for dissolution purposes in the textile industry; and special pulp for the food, paint and filament segments.

FLORESTAL

FORESTRY

A Klabin movimentou 8.314 mil toneladas de toras de pinus e eucalipto, volume 14% superior ao de 2001, dos quais 5.850 mil toneladas foram transferidas para suas fábricas de São Paulo, Paraná, Santa Catarina e Rio Grande do Sul.

O volume de vendas para terceiros foi de 2.464 mil toneladas, 34,5% superior ao de 2001, destinado principalmente à laminação e serrarias. A receita líquida das vendas para terceiros foi de R$ 165 milhões em 2002, 62% superior à do ano anterior.

Ao final de 2002, a Klabin possuía 422 mil hectares de área florestal, dos quais 231 mil hectares de florestas plantadas e 136 mil hectares de florestas nativas preservadas.

Klabin harvested 8,314,000 tons of pinus and eucalyptus logs in 2002, up 14% from 2001. Altogether, 5,850,000 tons of this amount were transferred to our manufacturing units in São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

Sales to third parties – mostly laminators and sawmills – totaled 2,464,000 tons up 34.5% from the previous year. Net revenue from sales to third parties jumped 62% to R$ 165 million when compared to 2001.

At the end of 2002, Klabin had 1,042,762 acres of cultivated forestland, plus 570,801 acres of preserved native forest.





A preservação do meio ambiente na Klabin permite a manutenção da biodiversidade, protegendo importantes espécies da flora. Um destaque é a Araucária, árvore símbolo da Região Sul do País.

Klabin's preservation of the environment fosters maintenance of biodiversity, preserving important flora species. One highlight is the Araucaria pine, a tree that is the symbol of Brazil's Southern region.

PAPÉIS DESCARTÁVEIS

TISSUE

A Klabin Kimberly, *joint venture* com a Kimberly Clark, obteve importantes conquistas em 2002. No segmento de toalhas de papel, com a marca *Chifon*, a Companhia retomou a liderança do mercado brasileiro. A fabricação do produto passou a adotar uma nova tecnologia, desenvolvida pela própria Companhia, que garante ao papel maior velocidade na absorção de líquidos.

No terceiro trimestre, o papel higiênico *Neve* foi relançado, passando a ser fabricado com uma tecnologia também desenvolvida pela Companhia. Com a mudança, as vendas do papel *Neve* cresceram cerca de 25% na comparação entre o segundo e o primeiro semestre. No ano, esse segmento do mercado registrou evolução de 5%.

2002 was a year of important accomplishments for Klabin Kimberly, a joint venture with Kimberly Clark. With the *Chifon* brand, we resumed our leadership in the Brazilian market for paper towels, thanks to a new proprietary technology that enhances their liquid absorption capacity.

Neve toilet paper, now also manufactured with a new proprietary technology, was reintroduced in the third quarter. The change boosted *Neve* toilet paper sales by approximately 25% between the first and second quarter of the year. The market segment grew 5% in 2002.





Em associação com a norte-americana Kimberly Clark, a Klabin fabrica produtos descartáveis de higiene pessoal, como lenços, toalhas e guardanapos de papel, e papel higiênico.



In association with the US-based Kimberly Clark, Klabin manufactures disposable personal hygiene products such as paper tissues, towels and napkins, and toilet paper.

PROJETOS ESPECIAIS

SPECIAL PROJECTS

A área de Desenvolvimento de Produtos tem por objetivo pesquisar soluções e criar novos produtos em segmentos diferenciados e, acima de tudo, surpreender o cliente, com o desenvolvimento de embalagens inovadoras e criativas, a partir das especificações do produto.

Entre as principais conquistas já obtidas pela área destacam-se as caixas para o sistema *Bag in Box* para transporte de produtos fluídicos, assim como as embalagens com alta solicitação de desempenho para acondicionamento, transporte e armazenagem de peças para carros e componentes industriais, além de alimentos processados, entre outros.

Ecologicamente correto, o papelão ondulado está se consolidando como a alternativa mais viável para atender às exigências dos mercados nacional e internacional, com excelente retorno dos clientes.

The Product Development Area strives to find solutions and to create new products in different segments, and above all to surprise the customer by developing innovative and creative packaging solutions, given the product specifications.

Among the area's main achievements, the highlights are the boxes for the *Bag in Box* system for transportation of fluids, as well as the packaging with high performance requirements for preservation, transportation and storage of auto-parts and industrial components, processed food, among others.

Corrugated cardboard is viewed as an ecologically correct product and is gaining recognition as the most viable alternative to meet the requirements of both the domestic and international markets, with excellent return to clients.




O sistema *Bag in Box* é exemplo de parceria de sucesso da Klabin e seus clientes. Ele é ideal para acondicionar produtos líquidos e pastosos.


The *Bag in Box* system is an example of a successful partnership between Klabin and its customers. It is ideal for holding liquid and viscous products.

PAPEL IMPRENSA

NEWSPRINT

Até março de 2003, a Klabin atuou nesse mercado por meio de uma associação com a Norske Skog. Em abril de 2003, promoveu-se a adaptação da Máquina 6 (MP6), que passou a produzir papéis para embalagens e destinará a maior parte da produção para exportação.

Up until March 2003, Klabin operated in this segment through a partnership with Norske Skog. In April 2003, Machine #6 (MP6) used to produce newsprint was adapted for the manufacture of packaging paper products, and the majority of production will be directed to export markets

A presença de pumas, animal que está no topo da cadeia alimentar, evidencia a grande biodiversidade existente nas florestas da Klabin.

The presence of pumas, an animal that is at the top of the food chain, is evidence of the great biodiversity that exists within Klabin's forestlands.









Os reflorestamentos da Klabin são feitos de acordo com a capacidade de uso da terra e respeitam as normas de conservação do solo e proteção ambiental.

Klabin's reforested areas are established according to the capacity of the land and respect rules regarding soil conservation and environmental protection.

DESEMPENHO ECONÔMICO E FINANCEIRO

ECONOMIC AND FINANCIAL PERFORMANCE

A melhoria do desempenho da Klabin em 2002 destacou-se pelo avanço na performance operacional, pelo aumento das exportações e pela recuperação das margens. No entanto, os resultados de 2002 foram prejudicados pelo custo financeiro da dívida da Companhia, impactado pela variação do Real.

LUCRO BRUTO

A Klabin apresentou lucro bruto de R$ 1.265 milhões em 2002, 29% superior a 2001, devido à melhoria do *mix* de produtos e à recuperação dos preços no mercado interno, além da variação cambial que compensou a queda dos preços no mercado internacional. A margem bruta evoluiu de 40% para 45%.

Klabin's superior performance in 2002 was basically a result of operational improvements, increased export sales, and margin recovery. However, the results attained were negatively affected by debt financing costs impacted by currency variations.

GROSS PROFIT

Klabin reported a gross profit of R$ 1,265 million in 2002, up 29% from the previous year, driven by an improved product mix and a recovery in domestic prices, coupled with currency variations that offset falling international prices. Gross margin grew from 40% to 45%.

RESULTADO OPERACIONAL

O resultado operacional antes das despesas financeiras líquidas foi de R$ 651 milhões, um crescimento de 37% em relação a 2001, com a margem operacional passando de 20% para 23%.

A elevação nas despesas com vendas foi fruto, principalmente, do aumento dos dispêndios com fretes de exportação denominados em Dólar e do crescimento do volume das exportações. Durante o ano, o resultado operacional da Klabin também foi impactado pela amortização de R$ 54 milhões de ágio referente a Igaras e Klamasa.

OPERATING RESULT

Operating result before net financial expenses rose 37% to R$ 651 million against the previous year, with operating margin improving from 20% to 23%.

Higher selling expenses resulted basically from an increase in dollar-denominated export freight costs and higher export volumes. Klabin's operating result in 2002 was also affected by the amortization of goodwill related to the acquisition of Igaras and Klamasa, in the amount of R$ 54 million.

GERAÇÃO OPERACIONAL DE CAIXA (EBITDA)

Confirmando a melhoria operacional, a Klabin alcançou em 2002 um EBITDA recorde de R$ 979 milhões, 34% maior que em 2001, e a margem EBITDA passou de 30% para 35%. O crescimento da geração operacional de caixa é explicado pela combinação da evolução da receita, em razão de melhores volumes, preços de venda e da eficiência na gestão dos custos.

EBITDA

A reflection of the operational improvements, Klabin ended the year 2002 with a record cash generation of R$ 979 million, up 34% from the previous year, while EBITDA margins rose from 30% to 35%. This growth in operating cash generation can be attributed to the combined effect of higher revenue levels – supported by a larger sales volume and more favorable selling prices – and greater cost efficiency.




Evolução do EBITDA e da Margem /
EBITDA and EBITDA Margin Evolution
Ebitda /
Ebitda
Margem Ebitda /
Ebitda Margin
16%
31%
34%
30%
35%
181
457
632
729
979
1998
1999
2000
2001
2002

No período, a participação por linha de negócio na geração de caixa operacional (EBITDA) da Companhia foi a seguinte, considerando-se que o negócio Embalagens compreende papéis e cartões para embalagens, caixas de papelão ondulado e sacos/envelopes (Brasil):

The contribution of each business line to the Company's operating cash generation (EBITDA) in 2002 is shown in the chart below, considering that Packaging Paper includes packaging paper and cardboard products, corrugated cardboard boxes and multiwall bags (Brazil).

EBITDA por Negócio 2002 EBITDA by Business - 2002	R$ Milhões R$ Million
Embalagens / Packaging Paper	680
Madeira / Timber	155
Celulose para Papel / Paper Pulp	179
Celulose Solúvel / Soluble Pulp	49
Tissue Brasil / Tissue Brazil	12
Tissue Argentina / Tissue Argentina	3
Sacos Argentina / Multiwall Sacks Argentina	6
Papel Imprensa / Newsprint	0
Despesas Corporativas / Ajuste Intercompanhias / Corporate Expenses / Intercompany Adjustments	(104)
Consolidado / Consolidated	979

RESULTADO FINANCEIRO E ENDIVIDAMENTO

Em 2002, as despesas financeiras líquidas totalizaram R$ 967 milhões. O principal fato gerador desse montante de despesa foi a desvalorização de 52,2% do Real frente ao Dólar no período, fazendo com que as variações cambiais líquidas representassem R$ 581 milhões, ou 60% da despesa financeira total.

FINANCIAL RESULT AND DEBT

Net financial expenses totaled R$ 967 million in 2002, impacted significantly by the 52.2% depreciation of the Real against the U.S. dollar over the period, which contributed to net currency variation of R$ 581 million, or 60% of total financial expenses.

FINANCIAMENTOS - Consolidado
FINANCING - Consolidated

(R$ milhões) (R$ Million)	31/12/2001 Moeda / Currency			31/12/2002 Moeda / Currency		
	Local / Local	Estrangeira / Foreign	Total / Total	Local / Local	Estrangeira / Foreign	Total / Total
Curto Prazo / Short-term	142	988	1.130	899	719	1.618
Longo Prazo / Long-term	625	771	1.396	1.027	295	1.323
ENDIVIDAMENTO BRUTO / GROSS DEBT	767	1.759	2.526	1.926	1.014	2.941
Caixa e aplicações financeiras / Cash and financial investments			(68)			(120)
ENDIVIDAMENTO LÍQUIDO / NET DEBT			2.458			2.820
END. LÍQUIDO CONVERTIDO em US$ / NET DEBT CONVERTED INTO US$			1.059			798

No encerramento de 2002, o endividamento líquido convertido para Dólar representava US$ 798 milhões, ante US$ 1.059 milhões em 2001. Essa redução reitera o firme propósito da Administração em reduzir o nível de endividamento com recursos provenientes da geração operacional de caixa, da restrição de investimentos e da venda de ativos, além da estratégia de diminuir a exposição da dívida ao Dólar e alongar o perfil de vencimentos.

In late 2002, net debt as expressed in U.S. dollars totaled US$ 798 million, versus US$ 1,059 million in 2001. This decline reiterates the Management's firm determination to reduce Klabin's indebtedness through operating cash generation, restrictions on capital spending and asset divestitures. It is also the result of a strategy to hedge the Company's debt against sharp currency variations and extend its terms to maturity.

Do total da dívida, 45% são financiados com recursos de longo prazo, com vencimentos que se estendem até 2009.

O segundo semestre de 2002 foi marcado por grandes desafios enfrentados por muitas empresas brasileiras, devido às eleições presidenciais, severa restrição de créditos e dificuldades em *trade finance*.

Mesmo assim, a Klabin concluiu com sucesso um importante passo do programa de adequação da sua estrutura de capital, com a emissão, em dezembro de 2002, de debêntures no valor de R$ 1.036 milhões em duas séries, com valores de R$ 472 milhões e R$ 564 milhões. Essa emissão também possibilitou inverter a exposição da Companhia às oscilações cambiais, reduzindo o montante de endividamento denominado em moeda estrangeira de 70% para 34% no final do exercício.

Forty-five per cent (45%) of our total debt is financed through long-term contracts, with maturities extending to 2009.

The second half of 2002 posed serious challenges to many Brazilian corporations due to the presidential elections, severe restriction on credit and difficulties in obtaining trade finance.

Nevertheless, Klabin successfully completed an important program designed to realign its capital structure, with an issue of two series of debentures in the amounts of R$ 472 million and R$ 564 million, respectively, totaling R$ 1,036 million. This step, taken in December 2002, reduced the Company's exposure to exchange risks, reducing foreign currency denominated debt from 70% to 34% of total debt at the end of the year.


Endividamento Líquido
Net Debt
(US$ milhões) / (US$ million)
1.059
791
-25%
2001
2002

RESULTADO LÍQUIDO

Como resultado dos fatores anteriormente comentados, a Companhia registrou um prejuízo líquido de R$ 208 milhões em 2002.

INVESTIMENTOS

Os investimentos em 2002 totalizaram R$ 193 milhões, valor 46% inferior ao de 2001, quando foram aplicados R$ 361 milhões. Um investimento relevante foi o término da ampliação da capacidade de produção de celulose de mercado, na unidade de Guaíba (RS), que passou de 300 mil para 400 mil toneladas/ano a partir do segundo trimestre de 2002.

Outros investimentos importantes em 2002 foram a instalação do terceiro *coater* na Máquina 7 de Monte Alegre (PR), o que permite produzir um cartão revestido de melhor qualidade, e a instalação de uma planta de reciclados para a produção de papéis descartáveis em Correia Pinto (SC), com término previsto para 2003.

NET RESULT

In view of the factors discussed above, Klabin reported a net loss of R$ 208 million in 2002.

CAPITAL EXPENDITURES

Capital expenditures in 2002 totaled R$ 193 million, down 46% from R$ 361 million in 2001. The most important investment was the completion of a project designed to increase the Company's market pulp production capacity at Guaíba (RS), which jumped from 300,000 to 400,000 tons/year as of the second half of the year.

Other major capital investments in 2002 included the installation of a third coater in Machine #7 at Monte Alegre (PR) for the manufacture of higher quality coated cardboard products, and the construction of a recycling plant for the production of tissue paper at Correia Pinto (SC), which is scheduled for completion in 2003.

O ciclo de investimentos, encerrado em 2002, totaliza um montante global de R$ 1,95 bilhão nos últimos cinco anos. Esses investimentos foram importantes para o atual posicionamento estratégico da Klabin e seu atual portfolio de produtos, que inclui os de maior valor agregado.

A atuação da Administração da Klabin está focada na melhoria da estrutura de capital da Companhia. Para tanto, decidiu adotar rigorosa limitação dos investimentos e a alienação de ativos em sua estratégia de curto prazo, além do contínuo aumento de geração de caixa das operações, associado a um apropriado retorno sobre os investimentos.

The round of capital investments initiated five years ago that was concluded in 2002 totaled R$ 1.95 billion. It contributed to Klabin's present strategic positioning and product range, including higher value-added products.

Management is focused on improving the Company's capital structure. To do so, it has adopted a short-term strategy that includes tight control over capital spending and involves asset divestitures, in addition to continuous growth in operating cash generation coupled with an appropriate return on investment.


Investimentos - R$ 1,95 bilhão
Capital Expenditure - R$ 1.95 billion
Inclui aquisições
Including acquisitions
233
165
1.003
361
193
1998
1999
2000
2001
2002


MERCADO DE
CAPITAIS
CAPITAL MARKETS

O mercado de capitais no País sofreu em 2002 os efeitos da depreciação da moeda, além de fatores conjunturais que afetaram os ativos durante o ano, como os problemas das grandes empresas norte-americanas e o período eleitoral brasileiro.

As ações preferenciais da Klabin foram negociadas em todos os pregões da Bovespa, registrando 13.515 operações que envolveram 99,2 milhões de títulos e um volume médio diário negociado de R$ 400 mil. No período, as cotações das ações preferenciais da Klabin tiveram alta de 8%, enquanto o índice Ibovespa, do qual a KLBN4 faz parte, apresentou desvalorização de 17%.

O capital social da Companhia é representado por 918,8 milhões de ações, dos quais 317,0 milhões de ações ordinárias e 601,8 milhões de ações preferenciais.

DIVIDENDOS

Foi distribuído, em janeiro de 2002, o montante de R$ 30 milhões em dividendos, referente ao resultado de 2001.

In 2002, the Brazilian capital market suffered the effects of a sharp currency devaluation and other macroeconomic conditions that exacted their toll on the value of assets throughout the year, such as the legal issues involving large U.S. corporations and the period of uncertainty that preceded the presidential elections.

Klabin's preferred shares (KLBN4) were traded in all the trading sessions held at the São Paulo Stock Exchange [Bovespa]. Altogether, 99.2 million shares changed hands in 13,515 transactions, with a daily trading volume of R$ 400,000. KLBN4 share price rose 8% in 2002, while the São Paulo Stock Exchange Index [Ibovespa] fell 17%.

The Company's capital stock consists of 918.8 million shares, divided into 317.0 million common shares and 601.8 million preferred shares.

DIVIDENDS

In January 2002, Klabin distributed R$ 30 million in dividends from the earnings obtained in 2001.

Distribuição do Capital Social da Klabin S.A.
Klabin S.A. Shareholders Structure

Ações Ordinárias
Common Shares
%


Klabin Irmãos
Klabin Irmãos
Monteiro Aranha
Monteiro Aranha
Investidores Nacionais
Local Investors
59
21
20

Ações Preferenciais
Preferred Shares
%


Investidores Estrangeiros
Foreign Investors
Investidores Nacionais
Brazilian Investors
Investidores Institucionais
Institutional Investors
BNDESPAR
BNDESPAR


11
38
19
32

Comparativo Klabin Pn x Ibovespa - 2002
Klabin PN X Ibovespa Comparison - 2002


140
130
120
110
100
90
80
70
60
Jan Jan
Fev Feb
Mar Mar
Abr Apr
Mai May
Jun Jun
Jul Jul
Ago Aug
Set Sep
Out Oct
Dez Dec
Klabin PN
Ibovespa


GOVERNANÇA
CORPORATIVA

Em dezembro de 2002, a Klabin aderiu ao Nível I de Governança Corporativa da Bolsa de Valores de São Paulo (Bovespa), selo que certifica a transparência dos informes financeiros da Companhia ao mercado, o respeito e a equanimidade com que trata todos os seus acionistas.

Segundo a definição das práticas diferenciadas de governança corporativa da Bovespa, a listagem no Nível I representa um sólido compromisso com o aprimoramento na prestação de informações ao mercado e com a dispersão acionária.

A adesão da Klabin ao nível I visa melhorar processos e procedimentos de comunicação com o mercado, em consonância com uma da série de medidas que a Companhia vem implementando ao longo dos anos.

Nesse sentido, a Klabin se antecipa às exigências do mercado e já está divulgando, juntamente com estas demonstrações contábeis, a demonstração do fluxo de caixa.

A gestão da Companhia é profissional. O Conselho de Administração é responsável pela definição das grandes estratégias de atuação. É composto por 13 membros, todos eleitos pela Assembléia Geral dos Acionistas, para um mandato de um ano.

CORPORATE GOVERNANCE

In December 2002, Klabin was granted a Level I Corporate Governance seal by the São Paulo Stock Exchange (Bovespa), a token of the transparency of its financial disclosure and the equanimity with which it treats all shareholders.

According to Bovespa, Level I corporate governance practices represent a firm commitment to improve the quality of any information provided to the market and to ensure widespread ownership of shares.

Klabin's adherence to such practices serves to streamline its communication processes and procedures with the market, in tune with a number of other measures implemented over the years.

In anticipation of market requirements, the Company is publishing a cash flow statement for 2002 along with the financial statements presented in this report.

Klabin is managed by professionals. The Board of Directors is responsible for defining major business strategies. It is composed by 13 members, all elected in Shareholders' Meetings for a one-year mandate.



RECURSOS HUMANOS

A área de Recursos Humanos consolidou, em 2002, as mudanças que ocorreram na Klabin com a reestruturação ocorrida no ano anterior. O foco foi a unificação dos procedimentos de gestão de Recursos Humanos desenvolvida nas 27 unidades industriais.

Foi revista toda a política de remuneração, tanto de salários quanto de benefícios, visando criar padrões e critérios uniformes.

Um *software* de gestão de RH centralizado foi implantado, tendo como primeiro subsistema a folha de pagamento. Ao longo de 2003 outros subsistemas serão instalados, o que permitirá uma visão de conjunto de todas as ações da área.

Os planos de benefícios concedidos aos colaboradores da Klabin e a seus dependentes demandaram, ao longo de 2002, investimentos totais de R$ 36,7 milhões em saúde, previdência privada, alimentação, seguro de vida e transporte. O Plano de Aposentadoria Complementar Klabin (PACK) é gerido pela AIG/Prever, e recebe contribuição dos funcionários e da empresa.

Na área de educação, buscou-se a sistematização e padronização das ações de treinamento e desenvolvimento para todos os níveis da Companhia, por meio da instituição de diretrizes e critérios para planejamento dos investimentos nessa área. No ano foram investidos R$ 3,1 milhões entre bolsas de estudo e programas de treinamento e desenvolvimento.

A Klabin mantinha 9.294 empregados próprios e 7.247 contratados de terceiros no final de 2002.



Os funcionários recebem atenção especial, com estímulo a participar de ações de integração.

Employees are the object of special attention through initiatives that promote integration.



HUMAN RESOURCES

In 2002, Human Resources consolidated a number of changes pursuant to the restructuring efforts undertaken at Klabin in the previous year. The area focused on the unification of human resources management procedures developed in 27 industrial units.

They also submitted the Company's entire compensation policy to a review involving both salaries and benefits, for the purpose of setting more consistent standards and criteria.

A centralized HR management software application was implemented in 2002, starting with the payroll module. Other subsystems will be installed throughout the year 2003 to provide Klabin with a panoramic view of all the actions in this area.

The benefit packages granted to employees and their dependents required a total capital investment of R$ 36.7 million in 2002, including health care, private pension, meals, life insurance and transportation. Klabin's Private Pension Plan is managed by AIG/Prever and the fund receives contributions from employees and from the Company.

With regard to education, an effort was made to systematize and standardize training and development at all hierarchical levels through the establishment of guidelines and criteria for investment planning in this area. Altogether, R$ 3.1 million was allocated to school grants as well as training and development programs.

At the end of 2002, Klabin had 9,294 employees on its staff and outsourced services with 7,247 collaborators.

Os funcionários da Klabin contam com treinamentos para a capacitação e atualização profissional.

Klabin's employees receive training for better qualification and to update their professional skills.





AÇÕES
SOCIAIS

A Klabin tem como um de seus principais valores o gerenciamento de suas operações florestais e industriais de maneira ambiental e socialmente responsável. As relações com seus públicos de interesse são cuidadosamente pensadas, buscando-se o respeito mútuo, baseado no conceito de Desenvolvimento Sustentável.

A Companhia é pioneira no uso desse conceito. Desde seus fundadores, atua de forma socialmente justa, se preocupando com a preservação do meio ambiente, sem perder de vista sua viabilidade econômica, que faz dela a líder no seu setor.

As atividades sociais da Klabin visam atender às comunidades onde se localizam suas unidades, por meio de diversas ações cujo objetivo é promover o desenvolvimento social.

APOIO A ENTIDADES

Durante todo o ano a Klabin, por meio de suas 27 unidades espalhadas pelo país, contribuiu com inúmeras entidades para a realização de seus projetos sociais. Por meio de parcerias, a Klabin alcança importantes resultados para as comunidades em que atua. A Unidade de Embalagens em Del Castilho (RJ), por exemplo, em parceria com a Fundação São Martinho, vem desde 1995 reintegrando menores carentes à sociedade.

DISTRIBUIÇÃO DE CADERNOS

O Projeto Educação, da Klabin Riocell, que distribuiu, em 2002, 300 mil cadernos para estudantes da rede municipal de ensino da região, ganhou a adesão da Klabin Bacell, beneficiando 10 mil estudantes.

Os cadernos são produzidos em papel *Ecograph*, que não é branqueado quimicamente.
Além de ecologicamente correto, graças a sua cor levemente amarelada, o papel auxilia a leitura, diminuindo o cansaço visual.





SOCIAL INITIATIVES

One of Klabin's key values is the management of forestry and industrial operations with environmental and social responsibility. Corporate relations with stakeholders are carefully considered in order to ensure mutual respect based on the concept of sustainable development.

Klabin pioneered the application of this concept in Brazil. Ever since its foundation, the Company has always acted with social justice and a genuine concern for the environment, yet without ever losing sight of its own economic viability. It has therefore risen to a leading position in its sector.

Klabin's social initiatives are intended to promote the social development of its surrounding communities.

INSTITUTIONAL CONTRIBUTIONS

Klabin made contributions to numerous institutions for the implementation of social projects throughout 2002 and through its 27 units scattered across the country. Partnerships have also been used to achieve important results for the communities around such units. For instance, the packaging paper plant at Del Castilho (RJ) in partnership with Fundação São Martinho, has reintegrated poor youngsters into society since 1995.

DISTRIBUTION OF SCHOOL NOTEBOOKS

Klabin Riocell's Project Education distributed 300,000 notebooks to municipal public school students in 2002. Thanks to the contributions of Klabin Bacell, the project benefited 10,000 students.

The notebooks are manufactured with Ecograph paper, which is not bleached with chemicals. In addition to being environmentally friendly, this product is off white and therefore less likely to cause eye strain.

Incentivo cultural também é trabalho da Klabin. Um exemplo é o apoio à banda percussiva *Meninos de Lata*. Nesse projeto, crianças carentes produzem instrumentos com material reciclado.

Klabin also provides incentives for culture. One example is the support it provides the *Meninos de Lata* band. In this project, needy youths make musical instruments out of recycled materials.



CIPA MIRIM

A unidade de Otacílio Costa desenvolveu um programa inédito em Santa Catarina. Trata-se da Cipa Mirim, que tem por objetivo despertar estudantes para a questão da segurança no trabalho. A Klabin imprimiu 350 cartilhas que foram distribuídas entre estudantes e professores; ofereceu treinamento para esses educadores que serviram de multiplicadores dos conceitos e, também, organizou o processo de eleição de cipeiros mirins. O projeto já beneficiou seis escolas públicas da região.

TRABALHO VOLUNTÁRIO

A partir da iniciativa de alguns funcionários formaram-se grupos nas diversas unidades da Klabin que, durante o ano, desenvolvem campanhas institucionais destinadas a ajudar várias instituições carentes. A Klabin apóia esse movimento e dele se orgulha.

Em 2002 foram ajudadas diversas entidades assistenciais, asilos, creches, orfanatos, entre outros. O destaque foi a campanha *Natal sem Fome*, realizada nos escritórios corporativos em São Paulo, que arrecadou o suficiente para comprar 558 cestas básicas, o equivalente a 7 toneladas de alimento, para a população carente do sertão nordestino.

Já, em Feira de Santana (BA), a Klabin coloca à disposição seus funcionários voluntários para visitar o *Lar do Irmão Velho* e fazer a manutenção física da instituição, bem como serviços nas áreas da saúde, higiene, alimentação, segurança, jardinagem e administração.

Além disso, durante o inverno de Santa Catarina, as fábricas de papel da Klabin naquele Estado arrecadaram mais de mil peças de roupa e calçados, que foram entregues às *Pastorais das Crianças* das igrejas da região. Cada doador recebeu uma muda de árvore frutífera como um incentivo.



A Klabin incentiva importantes manifestações culturais das comunidades onde atua.

Klabin encourages important cultural initiatives in the communities in which it operates.

CIPA MIRIM

The Otacílio Costa Plant has developed a program named Cipa Mirim, the first of its kind in Santa Catarina. It is intended to raise students' awareness of occupational safety issues. In 2002, Klabin printed and distributed 350 primers among students and teachers. The Company also trained the latter to act as multipliers of occupational safety concepts and organized the election of young project leaders. This initiative has already benefited six local public schools.

VOLUNTEER WORK

Some employees have taken the initiative to form groups in various Klabin units and launch institutional campaigns throughout the year to assist a number of entities in need of help. It gives Klabin great pride to support this initiative.

In 2002, the groups assisted several charities, rest homes, day care centers and orphanages, among other institutions. A notable event was the Christmas Food Campaign conducted in our São Paulo corporate offices, which raised enough funds to buy 558 baskets of staples or 7 tons of food for the poor communities in the backlands of the northeast region.

At Feira de Santana (BA), Klabin employees are engaged in volunteer work at *Lar do Irmão Velho*. They see to the maintenance and upkeep of the rest home and perform a variety of tasks involving health care, hygiene, nutrition, security, gardening and management.

Furthermore, our paper mills in Santa Catarina collected more than one thousand articles of clothing and footwear during the last winter, and donated them to the *Pastorais das Crianças* of local churches. Every donor was given a fruit tree seedling as an incentive.



Outro trabalho social da Klabin é o apoio às iniciativas das comunidades em projetos sociais. Em especial saúde, educação e meio ambiente.

Klabin's social efforts can be seen in the support it provides community initiatives, especially in the field of health, education and the environment.

A preocupação da Klabin, com a natureza, vai muito além do plantio.
Ela se preocupa também em preservar o meio ambiente em todo o processo industrial.

Klabin's concern about nature goes well beyond planting practices.
The company is also concerned about preserving the environment in all stages of its manufacturing processes.









Além de preservar a natureza, a Klabin também ensina a preservá-la.
Ela realiza projetos educacionais em municípios onde está presente.

Besides preserving nature, Klabin also teaches how to preserve it.
The company runs educational projects in the municipalities where it is present.

MEIO AMBIENTE

Um manejo florestal responsável, focado na manutenção da sustentabilidade da produção – que conserva o solo, os recursos hídricos e a biodiversidade, além de buscar permanentemente o aprimoramento das relações com as comunidades vizinhas –, é a filosofia que norteia a atuação centenária da Klabin – líder na produção integrada de celulose, papel e produtos de papel no Brasil.

Auto-suficiente em madeira, a Companhia foi a primeira do País a adotar o conceito de Desenvolvimento Sustentável, utilizando tecnologias não-agressoras ao ambiente e preservando grandes áreas de florestas nativas. Para tanto, conta com um eficiente sistema de controle ambiental composto por estações de tratamento de efluentes; incineradores de gases; coleta seletiva de resíduos e controles de emissões atmosféricas. A Klabin possui 422 mil hectares de terra, sendo 136 mil hectares de florestas nativas preservadas. Já foram identificadas, nessas áreas, mais de 320 espécies de aves e pelo menos 11 espécies de mamíferos ameaçados de extinção.

Preocupada com o desenvolvimento florestal das comunidades em que atua, a Klabin criou programas que possibilitam a pequenos produtores investirem em florestas. Em Santa Catarina, somente em 2002, foram doadas 1,6 milhão de mudas de pinus, o que representa o cultivo de 1.333 hectares. Além das mudas, a Klabin fornece tecnologia de cultivo e, com uma demanda crescente, compra madeira e cavacos desses produtores.

A Klabin conquistou várias premiações ambientais, destacando-se o *Top de Ecologia* 2002, da ADVB, e o *Troféu Onda Verde*, da Revista *Expressão*. Esse reconhecimento ratifica a permanente preocupação da Companhia com o meio ambiente, coerente com a sua prática de Desenvolvimento Sustentável. Essa postura ativa permitiu conquistar, nas florestas do Paraná e do Rio Grande do Sul, o selo FSC (Forest Stewardship Council), certificação internacional que atesta operações florestais dentro dos mais rigorosos critérios socioeconômicos e ambientais.


ENVIRONMENT

Forest stewardship based on the principle of sustainable production – i.e. on the conservation of soil, water resources and biological diversity, coupled with a continuous effort to promote good relations with the surrounding communities – is the philosophy behind Klabin's century-old operations and leading position as an integrated manufacturer of pulp, paper and paper products in Brazil.

Self-sufficient in timber, Klabin was the first paper mill in Brazil to adhere to the concept of sustainable development through the use of environmentally friendly technologies and the preservation of vast areas of native forests. To do so, the Company implemented an efficient system for environmental control, comprising effluent treatment stations, gas incinerators, selective waste collection and air emission controls. Klabin owns 1,042,762 acres of land, including 336,056 acres of preserved native forestland. More than 320 species of birds and at least 11 endangered species of mammals have already been identified in these areas.

Truly concerned about the development of forestland in its surrounding communities, Klabin has embarked upon a number of projects to enable small growers to invest in forest stewardship. In 2002 alone, the Company donated 1.6 million pinus seedlings to producers in Santa Catarina, enough to grow 3,293,843 acres of forestland. Furthermore, it teaches growing techniques to producers and buys lumber and splinters from them whenever demand rises.

Klabin has won several environmental awards, the most important of which are the *Top Ecology* prize 2002 granted by ADVB, and the *Green Wave* trophy offered by Revista *Expressão*. This recognition attests the Company's continuous concern with the environment, in line with its sustainable development practices. This active role in environmental protection has earned the Company an FSC (Forest Stewardship Council) seal for its forests in Paraná and Rio Grande do Sul. The seal is an international certificate granted to forest operations that comply with the most stringent social, economic and environmental requirements.

EDUCAÇÃO AMBIENTAL

Para contribuir com o desenvolvimento da consciência ecológica da população, a Klabin desenvolve sistematicamente ações de educação ambiental. O objetivo é despertar as futuras gerações para a consciência ecológica. Nesse sentido, são desenvolvidos vários projetos nas unidades da Klabin.

Em 2002, o Centro de Educação para Ciências Ambientais da Riocell (CECIELL) completou dez anos e já é referência no Rio Grande do Sul em razão do trabalho que desenvolve com a comunidade. Além da atuação com a comunidade escolar, por meio da capacitação de professores, apóia à realização de fóruns ambientais e treinamento para funcionários próprios e de terceiros.

Para as comunidades de Correia Pinto, Otacílio Costa e Lages, em Santa Catarina, a Klabin também desenvolve programas de conscientização ambiental. Em 2000, a Companhia firmou uma parceria com a Universidade do Planalto Serrano (Uniplac), para o desenvolvimento de um projeto de formação continuada de professores na área de educação ambiental. Em 2002, foram realizados quatro cursos treinando 75 professores, que ministram aulas a 2.625 alunos.

No Paraná, em parceria com a Secretaria Municipal de Educação e a Secretaria Estadual de Educação, por meio do Núcleo Regional de Educação de Telêmaco Borba, é desenvolvido também o Projeto Caiubi, destinado a professores das redes pública e privada. O objetivo é capacitá-los para desenvolver atividades de educação ambiental com seus alunos, como multiplicadores de importantes conceitos ambientais. Para o treinamento dos professores são utilizados o Centro de Interpretação Franz Krajcberg inaugurado durante a ECO 92, com o objetivo de dedicar-se à pesquisa da natureza e a criadouros para espécies ameaçadas de extinção e outras estruturas do Parque Ecológico da Empresa.

Desde que foi criado, em 2001, o Projeto Caiubi já treinou 500 professores. Em 2002, 18 projetos elaborados por educadores, ao longo do ano anterior, foram aplicados nas escolas estaduais e particulares, envolvendo mais de 8,3 mil estudantes. Nas escolas municipais, foram desenvolvidos outros 20 projetos, com a participação de mais de 4,8 mil alunos.

FITOTERÁPICOS

Como forma de aliar sua postura de preservação do meio ambiente à cultura de desenvolvimento sustentável, a Klabin deu início, em 1984, a um projeto de utilização de Produtos Florestais Não–Madeireiros (PFNM) em sua unidade no Paraná.

ENVIRONMENTAL EDUCATION

As a contribution to the development of an environmental awareness among local communities, Klabin has systematically launched a number of projects to this end in all units. The ultimate purpose of which is to raise the awareness of future generations about ecological issues.

In 2002, Riocell's Education Center for Environmental Sciences [CECIELL] completed ten years of existence and is already a reference in Rio Grande do Sul, thanks to the work done in local communities. In addition to qualifying teachers in local schools, CECIELL sponsors environmental forums and training programs for those employed at Klabin or in other companies.

Environmental awareness programs are also offered to the communities in Correia Pinto, Otacílio Costa and Lages (SC). In 2000, the Company partnered up with the Planalto Serrano University [Uniplac] to design a continuing education program for teachers engaged in environmental education. In 2002, four training courses were given to 75 teachers who teach 2,625 students.

Klabin is also pursuing, through the Regional Education Center at Telêmaco Borba and in partnership with the Municipal Board of Education and the Paraná State Board of Education, a project named Caiubi, especially designed for public and private school teachers. The purpose is to train them to develop environmental awareness-raising activities with their students, and disseminate important ecological concepts. This training is delivered at the Center for the Interpretation of Nature Franz Krajcberg, opened during ECO 92 for research into nature and the construction of breeding facilities for endangered species and other structures in the Company's Ecological Park.

Since its creation in 2001, Project Caiubi has already trained 500 teachers. In 2002, 18 projects prepared by educators in the previous year were implemented in private and public state schools, involving more than 8,300 students. Another 20 projects were developed in municipal schools, with the participation of 4,800 students.

PHYTO-THERAPEUTIC PRODUCTS

As a means to combine environmental protection with the idea of sustainable development, Klabin initiated a project in 1984 involving the use of non-wood forest products in Paraná.

Utilizando-se de uma operação permanente de avaliação das florestas, a Fitoterapia, como ficou conhecido o processo, busca a melhoria da qualidade de vida da comunidade (funcionários e familiares) e o multiuso racional da biodiversidade presente nos mais de 85 mil hectares de matas nativas da Klabin ali existentes.

O Projeto Monte Alegre, criado em 2000, já resultou na avaliação potencial de 240 espécies, caracterizando a riqueza das florestas da Companhia. O laboratório de manipulação desenvolve cerca de 30 produtos básicos para a utilização pela equipe de saúde. Em 2002 a fitoterapia esteve presente em até 70% de uma média de 40 mil atendimentos gerais de saúde, beneficiando cerca de 15 mil pessoas.

A Empresa conta também com a linha Beleza & Saúde, com 31 produtos, que aliam a ação preventivo/terapêutica dos vegetais a substâncias de higiene e toucador (função cosmética), abrindo uma nova expectativa de valorização dos recursos naturais renováveis.

RECICLAGEM

Maior recicladora no mercado brasileiro de caixas de papelão ondulado, a Klabin recicla atualmente cerca de 400 mil toneladas de aparas de papelão ondulado por ano, que são utilizadas na produção de caixas de papelão. A empresa recicla, também, papéis empregados na produção de descartáveis (guardanapos, papel higiênico e papel toalha).

Os benefícios dessa iniciativa são evidentes: redução da necessidade de fibra virgem, do volume de lixo urbano, dos custos de produção e, ainda, geração de renda para os coletores e aparistas. A Unidade de Embalagens, em Guapimirim (RJ), tem um programa de auxílio a coletores de papel e suas famílias, fornecendo cestas básicas, roupas, calçados e outros bens de necessidades fundamentais.

Em 2002, para fortalecer ainda mais seus esforços nesse sentido, a Klabin filiou-se ao Compromisso Empresarial para Reciclagem (Cempre), entidade que congrega várias empresas ligadas a iniciativas da reciclagem.

Availing itself of a permanent forest assessment operation there, which came to be known as "Herbal Therapy", Klabin undertook to improve the quality of life of its own community (i.e. employees and their families) and to foster a rational use of the various species found in more than 210,035 acres of its native forestland, for multiple purposes.

Created in 2000, Project Monte Alegre has already resulted in the potential evaluation of 240 species, a token of the wealth in Klabin forests. The pharmaceutical laboratory formulates approximately 30 basic products for the use of its health care team. In 2002, herbal therapy was used in the treatment of up to 70% of the 40,000 general health complaints attended to throughout the year, benefiting approximately 15,000 patients.

The Company also offers a range of 31 beauty/health care products that combine the preventive/therapeutic properties of plants with substances used for personal hygiene and in toiletries (cosmetic function). This will hopefully heighten public awareness about the value of renewable natural resources.

RECYCLING

The largest recycler of corrugated cardboard boxes in the Brazilian market, Klabin currently recycles about 400,000 tons of corrugated cardboard scraps per year, which are then reutilized in the manufacture of cardboard boxes. The material used to produce tissue paper (paper napkins, toilet paper and paper towels) is also recycled.

This initiative has obvious benefits. It reduces not only the amount of virgin fiber required to manufacture paper products but also the volume of urban waste, and production costs. Furthermore, it offers waste and scrap collectors an opportunity to earn more. Our packaging paper unit at Guapimirim (RJ) assists paper collectors and their families with staple foods, clothing, footwear and other essential items.

In order to consolidate its efforts in this area, Klabin participated in the Corporate Recycling Commitment [Cempre] in 2002, supported by an entity that brings together several organizations with recycling operations.



A Klabin tem orgulho de ser a maior recicladora de papéis do Brasil, com capacidade de reciclar 400 mil toneladas/ano de aparas.

Klabin is extremely proud to be the largest paper recycler in Brazil, with capacity to recycle 400,000 tpy of scrap paper.


DEMONSTRAÇÃO
DO VALOR
ADICIONADO
VALUE ADDED
STATEMENT

O valor adicionado da Klabin em 2002 totalizou R$ 1.289 milhões (R$ 1.077 milhões em 2001), distribuído conforme tabela a seguir:

The value added reported by Klabin in 2002 was R$ 1,289 million (R$ 1,077 million in 2001), broken down as follows:


Distribuição do Valor Agregado
Distribution of Value Added
Acionistas
Shareholders
Governo e Comunidades
Government and Community
Instituições Financeiras
Banks
Remuneração do Trabalho
Employee Compensation
1.077
269
698
284
-174
2001
1.289
181
1.013
303
-208
2002



INFORMAÇÕES CORPORATIVAS

CORPORATE INFORMATION

KLABIN S.A.

CONSELHO DE ADMINISTRAÇÃO
BOARD OF DIRECTORS



Pedro Franco Piva
Presidente / Chairman



Alfredo Lobl



Armando Klabin



Daniel Miguel Klabin



Graziela Lafer Galvão



Israel Klabin



Lilia Klabin Levine



Miguel Lafer



Olavo Egydio
Monteiro de Carvalho



Roberto Luiz Leme
Klabin



Sérgio Alberto
Monteiro de Carvalho



Vera Lafer

Eduardo Bunker Gentil - renúncia em janeiro de 2003 / resigned in January 2003

Estatutariamente é prevista a rotatividade na presidência do Conselho de Administração.
Company by-laws allow board members to alternate as Chairman of the Board of Directors.



Comitê Executivo / Executive Committee

Miguel Sampol Pou

Antonio Sergio Alfano

Carlos Alberto Ennes Cariello

Donald Ross Silveira da Mota

Geraldo Ribeiro do Valle Haenel

Jorge Luiz Cidade Lopez

Lucas Lamadrid Godinez

Paulo Roberto Petterle

Reinoldo Poernbacher

Roberto Gimenes Sanches

Ronald Seckelmann

Rubén Batistella

Wilberto Luiz Lima Junior

Diretorias Executivas / Executive Board

Klabin S.A.

Miguel Sampol Pou	Diretor Geral e Diretor de Operações / CEO and COO
Antonio Sergio Alfano	Diretor de Controle e Desenvolvimento / Control and Development Director
Carlos Alberto Ennes Cariello	Diretor de Recursos Humanos / Human Resources Director
Donald Ross Silveira da Mota	Diretor-Gerente – Área Comercial / Commercial Director
José Oscival dos Santos	Diretor – Área de Energia e Recursos Hídricos / Energy and Water Resources Director
Paulo Sérgio Peres	Diretor de Sistemas de Embalagem / Packaging Systems Director
Reinoldo Poernbacher	Diretor de Recursos Estratégicos / Strategic Resources Director
Roberto Gimenes Sanches	Diretor-Gerente de Participações / Investments Director
Ronald Seckelmann	Diretor Financeiro e de Relações com Investidores / CFO and Investor Relations Director
Wilberto Luiz Lima Junior	Diretor de Assuntos Corporativos / Corporate Affairs Director

• Klabin Papéis

Paulo Roberto Petterle	Diretor-Gerente / Managing Director
Arthur Canhisares	Diretor Industrial – PR / Industrial Director – PR
Sadi Carlos de Oliveira	Diretor Industrial – SC / Industrial Director – SC

• Klabin Embalagens

Lucas Lamadrid Godinez	Diretor-Gerente / Managing Director
Carlos Alberto Masili	Diretor / Director

• Klabin Celucat

Jorge Luiz Cidade Lopez	Diretor-Gerente / Managing Director

• Klabin Florestal

Reinoldo Poernbacher	Diretor-Gerente / Managing Director

• Klabin Celulose (Riocel e Bacell)

Geraldo Ribeiro do Valle Haenel	Diretor-Gerente / Managing Director
Paulo Ricardo Pereira da Silveira	Diretor Industrial / Industrial Director

Diretorias de Empresas Controladas / Executive Boards of the Subsidiary Companies

Klabin Bacell S.A.

Geraldo Ribeiro do Valle Haenel	Diretor-Gerente / Managing Director
Paulo Ricardo Pereira da Silveira	Diretor Industrial / Industrial Director

Klabin Kimberly S.A.

João Luiz de Freitas Damato	Diretor-Gerente / Managing Director
Nicolás Alvarez Nuñez	Diretor Administrativo-Financeiro / Administrative & Financial Director
Ricardo Casemiro Tobera	Diretor Industrial / Industrial Director

Norske Skog Klabin Comércio e Indústria Ltda.

Vidar Lerstad	Diretor-Superintendente / Supervising Director
Antonio Dias Júnior	Diretor de Vendas e Marketing / Marketing & Sales Director
Antonio Sergio Alfano	Diretor Administrativo-Financeiro / Administrative & Financial Director
Ivo Luiz Pasinato	Diretor de Produção / Production Director

Klabin Argentina S.A.

Miguel Sampol Pou	Presidente e Diretor-Gerente / President and Managing Director
Jorge Luiz Cidade Lopez	Vice-Presidente / Vice-President
Rubén Arnaldo Batistella	Vice-Presidente / Vice-President
José Maria Garcia Cozze	Diretor / Director
Julio Alfredo Vieito	Diretor / Director

KCK Tissue S.A.

Gustavo Jorge Palazzo	Gerente Geral / General Manager

Outras Informações / Other Information

Relações com Investidores / Investor Relations

Diretor / Director Ronald Seckelmann

Gerente / Manager Luiz Marciano Candalaft

Rua Formosa, 367 - 12º andar - 01049-000 - São Paulo - SP - Brasil

Tel.: (55 11) 3225-4045 - Fax: (55 11) 3225-4245

E-mail: marciano@klabin.com.br

Consultoria Internacional de Relações com Investidores / International Investor Relations Consulting

Thomson Financial Investor Relations

São Paulo: Paulo Esteves

Tel.: (55 11) 3897-6466

E-mail: paulo.esteves@thomsonir.com.br

Sistema de Ações / Transfer Agents

Banco: Itaú S.A.

Rua Boa Vista, 176 - 01092-900 - São Paulo - SP

Auditores Independentes / Independent Auditors

PricewaterhouseCoopers Auditores Independentes

Bolsas de Valores no Brasil / Stock Exchanges in Brazil

Bolsa de Valores de São Paulo (Bovespa) / São Paulo Stock Exchange [Bovespa]

Código das Ações: KLBN3 e KLBN4 / Ticker: KLBN3 and KLBN4

Negociação das ações no mercado externo / International Stock Trading

Mercado de balcão norte-americano - Over the Counter (OTC) / U.S. OTC (over-the-counter) Market

Código: IKLBY / Ticker: IKLBY

Jornais de Divulgação de Informações / Press Publications

Gazeta Mercantil e Diário Oficial do Estado de São Paulo

Gazeta Mercantil and Diário Oficial do Estado de São Paulo

Endereços / Addresses

Klabin S.A.

Corporativa / Corporate

Rua Formosa 367, 12º andar

01049-000 São Paulo SP Brasil

Tel.: (55 11) 3225-4000

Comercial / Commercial

Rua do Rócio, 109

04552-000 São Paulo SP Brasil

Tel.: (55 11) 3046-5800

Klabin Bacell S.A.

Rua Alfa, 1.033 – Área Ind. Norte Copec

42810-000 Camaçari BA Brasil

Tel.: (55 71) 634-0400

Riocell S.A.

Rua São Geraldo, 1.800

92500-000 Guaíba RS Brasil

Tel.: (55 51) 480-2233

Klabin Kimberly S.A.

Av. Brigadeiro Faria Lima, 1.461, 16º andar – Torre Sul

01452-002 São Paulo SP Brasil

Tel.: (55 11) 3038-4500

Klabin Argentina S.A.

Calle del Canal Fracción, 3

Parque Industrial de Pilar

1629 Buenos Aires Argentina

Tel.: (54 232) 249-6244

KCK Tissue S.A.

Avenida Del Libertador 498 piso 24

1001 Buenos Aires Argentina

Tel.: (54 114) 321-5700

Klabin Europe

Kortrijksesteenweg 1190

B9051 Sint-Denijs-Westrem Belgium

Tel.: (32) 9 220-2655

Créditos / Credits

Coordenação Geral / General Coordination

Diretoria de Assuntos Corporativos

Conteúdo / Content

Thomson Financial Investor Relations Brasil

Projeto Gráfico / Graphic Design

Salles D'Arcy Publicidade

Fotos / Photos

Rafael Costa (Produtos/Diretoria)

Sommer Andrey (Florestas/Social)

Zig Koch (Florestas)

Frane Sul (Social)

Marcos Freitas (Social)

Fotolitos/Impressão / Prepress Film/Printing

Gráficos Burti

A Klabin tem orgulho de todas as realizações descritas aqui, inclusive da execução deste Relatório Anual, que emprega papéis produzidos pela empresa:

- Páginas internas (fotos de florestas): Kraftliner Board 140 g
- Berço: papelão parede dupla em papel Kraftliner Board, Onda BC
- Envoltório: papelão microondulado, Onda E
- Capas externas do berço e do envoltório em papel Kraftliner Board e miolo em papel reciclado
- Envelope: Kraft natural 110 g

Klabin is proud of all of the accomplishments that have been described here, including the preparation of this Annual Report, which is produced using paper manufactured by the company:

- Inside pages (photos of forests): Kraftliner 140 g
- Container: double-walled cardboard made from Kraftliner paper, Onda BC
- Wrapper: micro-corrugated cardboard, Onda E
- Container and wrapper outside covers in Kraftliner paper and inside pages made of recycled paper
- Envelope: natural Kraft 110 g

Klabin


Demonstrações Financeiras 2002 Financial Statements
Klabin


ÍNDICE
INDEX

BALANÇO PATRIMONIAL EM 31 DE DEZEMBRO
BALANCE SHEET AT DECEMBER 31

Em milhares de Reais / In thousands of Reais

	NOTA / NOTE	Controladora / Parent company 2002	Controladora / Parent company 2001	Consolidado / Consolidated 2002	Consolidado / Consolidated 2001
ATIVO / ASSETS					
CIRCULANTE / CURRENT ASSETS					
Caixa e bancos / Cash and banks		54.348	7.672	60.952	8.878
Aplicações financeiras / Financial investments	7	2.545	29.465	58.871	59.161
Contas a receber / Accounts receivable					
• Clientes / Trade		503.093	349.137	680.899	483.059
• Cambiais e duplicatas descontadas / Exchange and discounted trade notes		(241.158)	(181.734)	(220.563)	(182.853)
• Provisão para contas de liquidação duvidosa / Allowance for doubtful accounts		(16.072)	(18.757)	(25.650)	(27.367)
• Empresas controladas e ligadas / Subsidiary and associated companies	10	272.315	75.598	38.349	13.765
Estoques / Inventories	8	229.733	196.833	291.805	241.095
Impostos e contribuições a recuperar / Taxes and contributions recoverable		51.465	71.750	90.016	100.606
Despesas antecipadas / Prepaid expenses		21.762	10.458	23.681	12.232
Demais contas a receber / Other accounts receivable		16.509	22.058	23.484	29.998
		894.540	562.480	1.021.844	738.574
REALIZÁVEL A LONGO PRAZO / LONG-TERM RECEIVABLES					
Empresas controladas e ligadas / Subsidiary and associated companies	10	668.202	41.219	8.313	
Imposto de renda e contribuição social diferidos / Deferred income tax and social contribution	9	267.548	143.117	281.457	151.724
Depósitos judiciais / Judicial deposits	18	117.078	75.602	120.254	78.365
Impostos a compensar / Taxes recoverable		21.651	23.505	25.151	33.454
Despesas antecipadas / Prepaid expenses		7.393	4.889	14.734	2.283
Demais contas a receber / Other accounts receivable		21.681	19.110	30.433	45.436
		1.103.553	307.442	480.342	311.262
PERMANENTE / PERMANENT ASSETS					
Investimentos / Investments					
• Empresas controladas e coligadas / Subsidiary and associated companies	11	837.411	536.425	52.076	59.246
• Outros, substancialmente incentivos fiscais / Others, mainly tax incentive investments		4.038	17.915	18.149	34.056
		841.449	554.340	70.225	93.302
Imobilizado / Property, plant and equipment	12	1.801.820	2.518.068	2.921.101	2.927.085
Diferido / Deferred charges	13	204.305	304.330	252.415	364.689
		2.847.574	3.376.738	3.243.741	3.385.076
		4.845.667	4.246.660	4.745.927	4.434.912

As notas explicativas da administração são parte integrante das demonstrações financeiras. / The accompanying notes are an integral part of these financial statements.

	NOTA / NOTE	Controladora / Parent company 2002	Controladora / Parent company 2001	Consolidado / Consolidated 2002	Consolidado / Consolidated 2001
PASSIVO E PATRIMÔNIO LÍQUIDO / LIABILITIES AND STOCKHOLDERS' EQUITY					
CIRCULANTE / CURRENT LIABILITIES					
Fornecedores, empreiteiros e transportadores / Suppliers, contractors and freight providers		182.716	116.003	231.842	157.720
Financiamentos / Loans	14	1.033.797	1.011.128	1.135.431	1.126.685
Debêntures / Debentures	15	482.705	1.995	482.705	1.995
Impostos a recolher / Taxes payable		24.021	25.651	32.510	38.064
Provisão para imposto de renda e contribuição social / Provision for income tax and social contribution		1.856	11.879	3.788	13.831
Salários, férias e encargos sociais / Salaries, vacation pay and payroll charges		51.008	41.165	56.133	45.821
Dividendos a pagar / Dividends payable			30.000		30.000
Empresas controladora, controladas e ligadas / Parent, subsidiary and associated companies	10	142.253	35.111	2.978	408
Demais contas a pagar / Other accounts payable		59.222	34.325	86.018	55.465
		1.977.578	1.307.257	2.031.405	1.469.989
EXIGÍVEL A LONGO PRAZO / LONG-TERM LIABILITIES					
Financiamentos / Loans	14	980.683	1.298.512	758.566	1.282.042
Debêntures / Debentures	15	564.000	115.300	564.000	115.300
Empresas controladas / Subsidiary companies	10	6.263	4.461		
Imposto de renda e contribuição social diferidos / Deferred income tax and social contribution	9	8.231	9.909	8.231	9.909
Provisão para contingências / Provision for contingencies	18	191.418	159.136	199.471	167.437
Demais contas a pagar / Other accounts payable		28.717	37.767	36.350	31.356
		1.779.312	1.625.085	1.566.618	1.606.044
RESULTADO DE EXERCÍCIOS FUTUROS / DEFERRED INCOME					
Arrendamento à empresa controlada em conjunto / Lease with jointly-controlled company		5.211	26.345	2.605	13.028
PARTICIPAÇÃO DOS ACIONISTAS NÃO-CONTROLADORES / MINORITY INTEREST				61.733	57.878
PATRIMÔNIO LÍQUIDO / STOCKHOLDERS' EQUITY	16				
Capital social / Capital		800.000	800.000	800.000	800.000
Reservas de capital / Capital reserves		193.632	205.430	193.632	205.430
Reservas de reavaliação / Revaluation reserves		93.799	96.309	93.799	96.309
Reservas de lucros / Revenue reserves			189.777		189.777
Ações em tesouraria / Treasury stock		(3.865)	(3.543)	(3.865)	(3.543)
		1.083.566	1.287.973	1.083.566	1.287.973
		4.845.667	4.246.660	4.745.927	4.434.912

As notas explicativas da administração são parte integrante das demonstrações financeiras. / The accompanying notes are an integral part of these financial statements.

DEMONSTRAÇÃO DO RESULTADO DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO
STATEMENT OF OPERATIONS YEARS ENDED DECEMBER 31

Em milhares de Reais / In thousands of Reais, except amounts per thousand shares

	NOTA	Controladora		Consolidado	
		Parent company		Consolidated	
	NOTE	2002	2001	2002	2001
RECEITA BRUTA DAS VENDAS / GROSS SALES REVENUES					
Vendas de produtos / Sales of products		2.813.296	414.704	3.162.542	834.022
Impostos e descontos incondicionais / Taxes and unconditional discounts		293.993	17.788	348.498	72.177
RECEITA LÍQUIDA DAS VENDAS / NET SALES		2.519.303	396.916	2.814.044	761.845
Custo dos produtos vendidos / Cost of sales		1.420.727	168.345	1.548.789	414.124
LUCRO BRUTO / GROSS PROFIT		1.098.576	228.571	1.265.255	347.721
DESPESAS (RECEITAS) OPERACIONAIS / OPERATING EXPENSES (INCOME)					
Com vendas / Selling		287.352	43.380	384.624	103.056
Administrativas / Administrative		126.497	8.628	143.045	45.917
Honorários da administração / Directors' fees		9.516	2.097	11.905	5.609
Depreciações e amortizações não-absorvidas na produção / Depreciation and amortization not absorbed in production		11.848	948	12.860	4.000
Outras, líquidas / Other, net		37.076	4.176	61.355	17.723
		472.289	59.229	613.789	176.305
Variações patrimoniais por incorporação de empresas / Changes in net assets through merger of companies			(9.163)		
Resultado de equivalência patrimonial / Equity in the earnings (losses) of subsidiaries		54.819	5.445	(439)	(1.639)
LUCRO OPERACIONAL ANTES DO RESULTADO FINANCEIRO / OPERATING PROFIT BEFORE FINANCIAL RESULTS		681.106	165.624	651.027	169.777
RESULTADO FINANCEIRO / FINANCIAL RESULTS					
Receitas / Income		465	6.680	21.665	17.966
Despesas / Expenses		(441.529)	(28.661)	(408.309)	(157.711)
Variações cambiais, líquidas / Exchange variations, net		(565.797)	(28.487)	(580.521)	104.997
		(1.006.861)	(50.468)	(967.165)	(34.748)
RESULTADO OPERACIONAL / OPERATING PROFIT (LOSS)		(325.755)	115.156	(316.138)	135.029
RECEITAS (DESPESAS) NÃO-OPERACIONAIS / NON-OPERATING INCOME (EXPENSES)					
Resultado na venda de ativo imobilizado e outros / Gain (loss) on sale of fixed assets and other		(10.511)	465	(12.016)	3.607
LUCRO (PREJUÍZO) ANTES DO IMPOSTO DE RENDA E DA CONTRIBUIÇÃO SOCIAL / INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		(336.266)	115.621	(328.154)	138.636
Imposto de renda / Income tax	9	(93.067)	24.197	(88.512)	42.335
Contribuição social / Social contribution	9	(34.903)	12.814	(34.100)	17.437
		(127.970)	37.011	(122.612)	59.772
LUCRO (PREJUÍZO) ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO-CONTROLADORES / INCOME (LOSS) BEFORE MINORITY INTEREST		(208.296)	78.610	(205.542)	78.864
PARTICIPAÇÃO DOS ACIONISTAS NÃO-CONTROLADORES / MINORITY INTEREST				2.754	254
LUCRO (PREJUÍZO) LÍQUIDO DO EXERCÍCIO / NET INCOME (LOSS) FOR THE YEAR		(208.296)	78.610	(208.296)	78.610
Lucro (prejuízo) líquido por lote de mil ações do capital social ao final do exercício - R$ / Net income (loss) per thousand shares at the end of the year - R$		(226,98)	85,64		

As notas explicativas da administração são parte integrante das demonstrações financeiras. / The accompanying notes are an integral part of these financial statements.

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO
STATEMENT OF CHANGES IN FINANCIAL POSITION YEARS ENDED DECEMBER 31

Em milhares de Reais / In thousands of Reais

	NOTA NOTE	Controladora Parent company 2002	Controladora Parent company 2001	Consolidado Consolidated 2002	Consolidado Consolidated 2001
ORIGENS DE RECURSOS / FINANCIAL RESOURCES WERE PROVIDED BY					
Das operações sociais / Operations					
Lucro (prejuízo) líquido do exercício / Net income (loss) for the year		(208.296)	78.610	(208.296)	78.610
Despesas (receitas) que não afetam o capital circulante: / Expenses (income) not affecting working capital:					
• Juros e variações monetárias do longo prazo / Long-term interest and monetary variations		198.171	43.327	139.577	(1.799)
• Resultado de equivalência patrimonial / Equity in the earnings (losses) of subsidiaries		(54.819)	(5.445)	439	1.639
• Variações patrimoniais por incorporação de empresas / Changes in net assets through merger of companies			9.163		
• Depreciação, amortização e exaustão / Provisions, depreciation, amortization and depletion		271.456	24.163	318.003	59.333
• Amortização de ágio (deságio) / Amortization of goodwill (negative goodwill)		9.328	(421)	9.469	4.491
• Valor residual de ativo permanente baixado / Residual value of permanent asset disposals		8.036	36.616	10.382	41.541
• Imposto de renda do longo prazo / Long-term income tax		(127.045)	(5.614)	(121.133)	(11.451)
Perda resultante de incorporação de empresas / Loss on merger of companies			2.206		2.206
Redução ao valor recuperável de ativo permanente / Decrease in the amount recoverable from permanent assets		13.375		14.445	
Outras provisões / Other provisions		1.033		6.218	
Provisão para contingências / Provision for contingencies		(12.697)	(274)	(11.700)	5.230
Total dos recursos próprios / Total from own resources		98.542	182.331	157.404	179.800
Dos minoritários / Minority interest					
Participação no resultado, líquido de dividendos / Equity in income, net of dividends				2.754	254
De terceiros / From third parties					
Redução do realizável a longo prazo / Decrease in long-term receivables		58.660	2.242	32.236	50.548
Ingressos de recursos no exigível a longo prazo: / Increase in long-term liabilities:					
• Financiamentos / Loans		180.888	101.879	183.044	159.010
• Debêntures / Debentures		564.000		564.000	
• Empresas controladas / Subsidiaries			3.542		
• Outros exigíveis / Other liabilities		48.256	17.386	53.758	31.254
Conferência de bens e direitos em empresa controlada / Assignment of assets in subsidiary		689.152			
Baixa por deconsolidação de investimento / Reduction due to exclusion of investment from consolidation					(2.019)
Capital circulante líquido de empresas incorporadas / Increase (decrease) in working capital through merger of companies			103.672		(465.234)
TOTAL DAS ORIGENS / TOTAL FUNDS PROVIDED		1.639.498	411.052	993.196	(46.387)
APLICAÇÕES DE RECURSOS / FINANCIAL RESOURCES WERE USED FOR					
No realizável a longo prazo / Long-term receivables					
• Empréstimos, depósitos compulsórios e outros / Loans, compulsory deposits and other		55.620	679	134.529	6.946
• Empresas controladas e coligadas / Subsidiary and associated companies		662.733		8.624	
No ativo permanente / Permanent assets					
• Investimentos / Investments		251.833	709.180	177	5.774
• Imobilizado / Property, plant and equipment		148.429	242.182	181.731	265.798
• Diferido / Deferred charges		5.940	19.924	6.908	21.680
Por transferência para o passivo circulante / Transfer to current liabilities					
• Financiamentos / Loans		705.133	136.221	801.778	373.602
• Debêntures / Debentures		115.300		115.300	
• Outros exigíveis / Other liabilities		32.449	11.463	21.973	14.864
Dividendos / Dividends			30.000		30.000
Em ações em tesouraria / Treasury stock		322	3.543	322	3.543
TOTAL DAS APLICAÇÕES / TOTAL FUNDS USED		1.977.759	1.153.192	1.271.342	722.207
REDUÇÃO NO CAPITAL CIRCULANTE / DECREASE IN WORKING CAPITAL		(338.261)	(742.140)	(278.146)	(768.594)
VARIAÇÕES NO CAPITAL CIRCULANTE / CHANGES IN WORKING CAPITAL					
Ativo circulante / Current assets					
• No fim do exercício / At the end of the year		894.540	562.480	1.021.844	738.574
• No início do exercício / At the beginning of the year		562.480	152.702	738.574	197.162
		332.060	409.778	283.270	541.412
Passivo circulante / Current liabilities					
• No fim do exercício / At the end of the year		1.977.578	1.307.257	2.031.405	1.469.989
• No início do exercício / At the beginning of the year		1.307.257	155.339	1.469.989	159.983
		670.321	1.151.918	561.416	1.310.006
REDUÇÃO NO CAPITAL CIRCULANTE / DECREASE IN WORKING CAPITAL		(338.261)	(742.140)	(278.146)	(768.594)

... das demonstrações financeiras. / The accompanying notes are an integral part of these financial statements.

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Em milhares de Reais / In thousands of Reais, except amounts per thousand shares

	Capital social Capital	Correção monetária do capital Restatement of capital	Correção complementar de florestas em formação Additional restatement of forests in formation	Conversão de partes beneficiárias Conversion of founders' shares	Incentivos fiscais Tax incentives
Em 31 de dezembro de 2000 / At December 31, 2000	226.597	4.431	3.594	1.554	913
Incentivos fiscais do imposto de renda / Income tax incentives					2.404
Aumento de capital: / Capital increase:					
• com reservas / With reserves	35.632	(4.431)	(3.594)	(1.554)	(912)
• por incorporação / Through merger	537.771				
Constituição de reservas por incorporação / Recording of reserves through merger					
Aquisição de ações de emissão própria / Purchase of treasury stock					
Lucro líquido do exercício / Net income for the year					
Destinação do lucro líquido: / Appropriation of net income:					
• Reserva legal / Legal reserve					
• Dividendos / Proposed dividends					
• Ações ordinárias (R$ 30,64 lote de mil ações) / Common shares (R$ 30.64 per thousand shares)					
• Ações preferenciais (R$ 33,71 lote de mil ações) / Preferred shares (R$ 33.71 per thousand shares)					
Retenção de lucros / Retention of profits					
Em 31 de dezembro de 2001 / At December 31, 2001	800.000				2.405
Incentivos fiscais do imposto de renda / Income tax incentives					4.910
Ajuste dividendos de ações em tesouraria / Adjustment of treasury stock dividends					
Reserva de reavaliação realizada / Realization of revaluation reserve					
• De ativos próprios / Own assets					
Imposto de renda sobre a realização da reserva de reavaliação / Income tax on the realization of revaluation reserve					
Aquisição de ações de emissão própria / Purchase of treasury stock					
Prejuízo do exercício / Loss for the year					
Absorção de prejuízos acumulados / Absorption of accumulated losses					(7.315)
Em 31 de dezembro de 2002 / At December 31, 2002	800.000				

As notas explicativas da administração são parte integrante das demonstrações financeiras. / The accompanying notes are an integral part of these financial statements.

Reservas de capital Capital reserves		Reserva de reavaliação Revaluation reserve	Reservas de lucros Revenue reserves					
Ágio na emissão de ações Share premium	Especial Lei nº 8200/91 Special restatement Law 8200/91	De ativos próprios Own assets	Legal Legal	Investimentos e capital de giro Investments and working capital	Outras Other	Ações em tesouraria Treasury stock	Lucros (prejuízos) acumulados Retained (losses) earnings	Total Total
	25.141		21.636	119.170	361			403.397
								2.404
	(25.141)							
								537.771
119.039	83.986	96.309						299.334
						(3.543)		(3.543)
							78.610	78.610
			3.930				(3.930)	
							(9.714)	(9.714)
							(20.286)	(20.286)
				44.680			(44.680)	
119.039	83.986	96.309	25.566	163.850	361	(3.543)		1.287.973
								4.910
				32				32
		(2.510)					2.510	
							(731)	(731)
						(322)		(322)
							(208.296)	(208.296)
(9.393)			(25.566)	(163.882)	(361)		206.517	
109.646	83.986	93.799				(3.865)		1.083.566

DEMONSTRAÇÃO CONSOLIDADA DO FLUXO DE CAIXA DO EXERCÍCIO FINDO EM 31 DE DEZEMBRO DE 2002
CONSOLIDATED STATEMENT OF CASH FLOW YEAR ENDED DECEMBER 31, 2002

Em milhares de Reais / In thousands of Reais

Atividades Operacionais / Operating activities	
Prejuízo do exercício / Loss for the year	(208.296)
Despesas (receitas) que não afetam o caixa e equivalentes: / Income (loss) not affecting cash and cash equivalents:	
• Depreciação, amortização e exaustão / Provisions, depreciation, amortization and depletion	318.003
• Amortização de ágio / Amortization of goodwill	9.469
• Resultado na venda de imobilizado / Income from sale of property, plant and equipment	(3.957)
• Provisão para perda ativo permanente / Provision for permanent asset disposals	14.445
• Outras provisões / Other provisions	6.218
• Imposto de renda e contribuição social diferidos / Deferred income tax and social contribution	(130.310)
• Despesa de imposto de renda e contribuição social / Income tax and social contribution expenses	7.174
• Juros e variação cambial sobre empréstimos e financiamentos / Interest and exchange variations on loans and financings	853.485
• Resultado de equivalência patrimonial / Equity in the earnings of subsidiaries	439
• Efeitos inflacionários sobre investimentos no exterior / Inflation effects on foreign investments	(37.784)
• Variação cambial sobre investimentos no exterior / Exchange variations on foreign investments	4.876
• Participação de minoritários / Minority interest	2.754
Redução (aumento) nas contas do ativo / Decrease (increase) in assets	
• Aplicações no mercado financeiro / Financial investments	(22.205)
• Contas a receber / Accounts receivable	(186.431)
• Estoques / Inventories	(50.710)
• Impostos a recuperar / Recoverable taxes	18.893
• Despesas antecipadas / Prepaid expenses	(23.900)
• Depósitos judiciais / Judicial deposits	(32.437)
• Demais contas a receber / Other accounts receivable	9.516
Aumento (redução) nas contas do passivo / Increase (decrease) in liabilities	
• Fornecedores / Suppliers	74.122
• Impostos a recolher / Taxes payable	(5.554)
• Provisão para IR e CS a pagar / Provision for income tax and social contribution payable	(13.138)
• Salários, férias e encargos a pagar / Salaries, vacation pay and payroll charges payable	10.312
• Provisão para contingências / Provision for contingencies	25.685
• Resultados de exercícios futuros / Deferred income	(10.423)
• Demais contas a pagar / Other receivables	41.989
Geração de caixa em atividades operacionais / Cash flow generated by operating activities	672.235
Atividades de Investimento: / Investing activities:	
• Aquisição de bens do ativo imobilizado / Purchase of property, plant and equipment	(181.731)
• Aumento do ativo diferido / Increase in deferred assets	(6.908)
• Venda de ativo imobilizado / Sale of property, plant and equipment	11.888
• Empréstimo a empresas ligadas / Loans to associated companies	(6.054)
• Outros investimentos, líquido / Other investments, net	(466)
Utilização de caixa em atividades de investimento / Net cash flow used in investing activities	(183.271)
Atividades de Financiamento: / Financing activities:	
• Captação de financiamentos / Increase in financings	1.492.137
• Emissão de debêntures / Debenture issue	1.044.495
• Amortização de financiamentos / Amortization of financings	(2.567.204)
• Amortização de debêntures / Amortization of debentures	(112.400)
• Pagamento de juros / Payment of interest	(286.413)
• Dividendos pagos / Dividends paid	(30.000)
Utilização de caixa em atividades de financiamento / Net cash flow used in financing activities	(459.385)
Aumento no caixa e equivalentes / Increase in cash and cash equivalents	29.579
Saldo inicial de caixa e equivalentes / Cash and cash equivalents at the beginning of the year	45.849
Saldo final de caixa e equivalentes / Cash and cash equivalents at the end of the year	75.428
	29.579

As notas explicativas da administração são parte integrante das demonstrações financeiras. / The accompanying notes are an integral part of these financial statements.

NOTAS EXPLICATIVAS DA ADMINISTRAÇÃO ÀS DEMONSTRAÇÕES FINANCEIRAS EM 31 DE DEZEMBRO DE 2002 E DE 2001
NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2002 AND 2001

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

1 CONTEXTO OPERACIONAL

A Klabin S.A. e controladas atuam nos seguintes segmentos da indústria de celulose e papel para atendimento aos mercados interno (64% da receita líquida) e externo (36%): reflorestamento e madeira, celulose branqueada de eucalipto, celulose solúvel e especiais, papel imprensa, papel de impressão, papéis sanitários, papéis de embalagem, sacos de papel, envelopes e caixas de papelão ondulado. Suas atividades são plenamente integradas desde o florestamento até a fabricação dos produtos finais.

A atuação da Klabin no segmento de papel imprensa se dá por intermédio da Norske Skog Klabin Comércio e Indústria Ltda., *joint-venture* estabelecida com a Norske Skog do Brasil Ltda., empresa controlada da norueguesa Norske Skoindustrier ASA, na qual a Klabin detém uma participação de 50%.

Conforme previsto no "Acordo de Quotistas" datado de 25 de fevereiro de 2000, ao final do período de validade do referido acordo, março de 2003, a Klabin terá o direito de vender à Norske Skog do Brasil Ltda., e esta o direito de comprar à Klabin, as quotas representativas da participação da Klabin no capital da *joint-venture* pelo valor equivalente em Dólares norte-americanos a R$ 100.240 mil (US$ 28.370 mil), sujeito a determinados ajustes conforme definido no referido acordo. Após a venda da referida participação, a máquina que atualmente produz papel imprensa para a Norske Skog Klabin. será devolvida à Klabin, que a utilizará na produção de papéis para embalagens.

A atuação da Klabin no negócio de papéis descartáveis é conduzida principalmente por meio da Klabin Kimberly S.A., *joint-venture* formada com a Kimberly-Clark em maio de 1998, que dispõe de quatro fábricas de produtos descartáveis localizadas nos Estados de Santa Catarina, São Paulo e Bahia.

Nos termos do "Acordo de Acionistas" que regulamenta as atividades da Klabin Kimberly, durante os meses de abril, maio e junho de 2003, 2004, 2005 ou 2006 ("período de opção") a Klabin terá o direito de vender à Kimberly Clark a totalidade das ações de sua titularidade na Klabin Kimberly.

Conforme descrito da Nota 15(c), de acordo com a Escritura de Emissão de Debêntures, a Klabin está obrigada a exercer sua opção de venda das ações da Klabin Kimberly à Kimberly Clark até 30 de junho de 2003.

2 REESTRUTURAÇÃO SOCIETÁRIA

Durante o exercício de 2001, a administração das empresas Klabin promoveu uma reestruturação societária com os objetivos de: (i) simplificar a organização operacional e societária do grupo, concentrando as operações em uma única companhia aberta (Klabin S.A. - anteriormente denominada Klabin Riocell S.A.), essencialmente com a mesma situação patrimonial e societária; (ii) reduzir custos administrativos, operacionais, financeiros e fiscais; (iii) aumentar a sinergia operacional; (iv) ampliar a integração das empresas Klabin, mediante a padronização de políticas e procedimentos; (v) racionalizar o uso dos recursos financeiros e (vi) alinhar as demonstrações financeiras aos negócios, ampliando a transparência para o mercado de capitais.

A reestruturação envolveu a incorporação de onze empresas e extinção de outras duas e foi concluída com a incorporação, em 28 de dezembro de 2001, pela Klabin S.A. do patrimônio líquido contábil da IKPC - Indústrias Klabin de Papel e Celulose S.A., até então controladora indireta dessa companhia e "holding" das empresas Klabin. Os principais eventos ocorridos no contexto da reestruturação societária são discutidos no relatório sobre as demonstrações financeiras em 31 de dezembro de 2001.

3 REESTRUTURAÇÃO FINANCEIRA

Em razão da deterioração dos cenários econômicos brasileiro e internacional, motivada principalmente pelos atentados de 11 de setembro ao World Trade Center, em Nova Iorque, pela guerra no Afeganistão e crise no Golfo Pérsico, e pelo aumento das tensões provocadas pela crise econômica Argentina, e o processo eleitoral no Brasil, a Klabin encontrou dificuldades para refinanciar

1 OPERATIONS

Klabin S.A. and its subsidiaries operate in the following segments of the pulp and paper industry to meet the needs of the domestic (64% of net revenue) and foreign (36%) markets: reforestation and wood, bleached cellulose from eucalyptus, soluble and special cellulose, newsprint, printing paper, toilet paper, packaging paper, sacks, envelopes and corrugated cardboard boxes. Their operations are fully integrated from forestation to production of the end products.

The activities of Klabin in the newsprint segment are carried out through Norske Skog Klabin Comércio e Indústria Ltda., a joint venture in which Klabin holds a 50% investment together with Norske Skog do Brasil Ltda., a subsidiary of Norske Skoindustrier ASA of Norway.

As provided in the Quotaholders Agreement dated February 25, 2000, on the expiry of this agreement in February 2003, Klabin will be entitled to sell to Norske Skog do Brasil Ltda., and the latter to purchase from Klabin, the quotas comprising the investment of Klabin in the joint venture at an amount equivalent in U.S. dollars to R$ 100,240 (US$ 28,370 thousand), subject to certain adjustments, as defined in the above-mentioned agreement. After the sale of these quotas, the equipment that currently manufactures newsprint for Norske Skog Klabin will be returned to Klabin and will be used to manufacture packaging paper.

Klabin's activities in the toilet paper segment are mainly carried out through Klabin Kimberly S.A., a joint venture with Kimberly-Clark since May 1998. These disposable products are manufactured in four plants located in the following states: Santa Catarina, São Paulo and Bahia.

According to the "Stockholder's Agreement" related to the governance of Klabin Kimberly's activities, during the months of April, May and June of 2003, 2004, 2005 or 2006 (option period), Klabin will be entitled to sell to Kimberly Clark the total amount of its shares of Klabin Kimberly.

As described in Note 15(c), the debenture issue document requires that Klabin exercise its sale option of Klabin Kimberly to Kimberly Clark up to June 30, 2003.

2 CORPORATE RESTRUCTURING

During 2001, management of the Klabin group of companies carried out a corporate restructuring with the main objective of: (i) simplifying the operating and corporate organization of the group, concentrating the operations in only one listed company (Klabin S.A. – formerly Klabin Riocell S.A.), basically with the same overall financial and corporate structure; (ii) reducing the administrative, operating, financial and tax expenses; (iii) increasing the operating synergy; (iv) improving the integration of the Klabin group of companies through the standardization of policies and procedures; (v) rationalizing the use of financial resources; and (vi) aligning the financial statements with the business, enhancing transparency to the capital market.

The procedures required included the merger of eleven companies and the liquidation of two others and were completed on December 28, 2001, through the merger into Klabin S.A. of the net assets of IKPC - Indústrias Klabin de Papel e Celulose S.A., the indirect parent company of Klabin S.A. and the holding company of the Klabin group of companies at that time. The main events during the corporate restructuring period are described in the report on the financial statements of December 31, 2001.

3 FINANCIAL RESTRUCTURING

As the Brazilian and foreign economic perspectives became worse, mainly because of the September 11 attack on the World Trade Center in New York, the Afghanistan war and the Persian Gulf crisis, in addition to the increase in uncertainty caused by the Argentine economic crisis and the Brazilian presidential elections, Klabin faced difficulties in attempting to refinance its

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

suas dívidas junto aos seus credores, particularmente os internacionais. Adicionalmente, a situação financeira da Klabin foi prejudicada pela valorização do Dólar norte-americano frente à moeda nacional (52% no ano), ocorrida sobretudo no segundo semestre de 2002, o que provocou um substancial aumento do seu endividamento expresso em Reais.

Nesse cenário, em novembro de 2002, a Klabin solicitou aos detentores de seus Eurobônus, emitidos em 1994, com vencimentos em 4 de novembro e 28 de dezembro de 2002 , no valor total de US$ 109.000 mil, a prorrogação dos prazos finais de vencimentos em até 2 anos. A prorrogação não foi aceita pelos credores. Adicionalmente, ainda em novembro de 2002, a Klabin possuía Debêntures de sua 3ª emissão, no montante de R$126.550 a serem resgatadas.

Em conseqüência dessas dificuldades e em face das suas obrigações financeiras, a Klabin implementou uma reestruturação de seu passivo local e internacional. Essa reestruturação foi iniciada em 8 de novembro de 2002, com a emissão junto ao BNDES e outras instituições financeiras de Cédula de Crédito Industrial no valor de R$575.000. Tais recursos foram utilizados na aquisição integral das debêntures remanescentes da 3ª emissão da Klabin, no resgate integral de Eurobônus com vencimento em novembro de 2002 (ambos referidos acima) e no pagamento de outras dívidas da Klabin.

Esse empréstimo, por sua vez, foi integralmente liquidado com os recursos provenientes da 4ª emissão de 10.360 debêntures de 1ª e 2ª séries no valor total de R$ 1.036.000, realizado em 15 de dezembro de 2002 pela Klabin. Desse montante, o valor R$ 472.000 referente à 1ª série é vencível em 15 de outubro de 2004, vencendo o valor remanescente, R$ 564.000, correspondente às debêntures de 2ª série, em 15 de dezembro de 2005 (vide Nota 15 para maiores detalhes sobre as debêntures, inclusive quanto à garantias e obrigações acessórias da Klabin).

Essa reestruturação resultará numa redução substancial do passivo da Klabin indexado ao Dólar norte-americano, permitindo um melhor gerenciamento dos vencimentos futuros, que não estarão sujeitos às bruscas variações de taxa de câmbio verificadas nos últimos 12 meses.

Adicionalmente, as seguintes iniciativas têm sido viabilizadas no sentido de reforçar o capital de giro da companhia:

i) incremento da geração de caixa operacional como resultado de (a) contínuo estímulo às operações de exportação de celulose de mercado, kraftliner e outros produtos; (b) melhoria dos preços praticados no mercado interno;

ii) alienação de ativos em montante considerado suficiente à complementação das necessidades do capital de giro da Klabin e à satisfação das obrigações relacionadas à emissão das debêntures (conforme detalhado na Nota 15).

A administração da Klabin acredita que a reestruturação do passivo financeiro da companhia e a implementação das iniciativas de reforço de capital de giro, conforme discutido acima, trarão uma solução de longo prazo no sentido do equacionamento da situação financeira da companhia. Em 31 de dezembro de 2002, os passivos circulantes consolidados da Klabin superam os ativos circulantes em R$ 1.009.561.

4 BASE DE ELABORAÇÃO E COMPARABILIDADE DAS DEMONSTRAÇÕES FINANCEIRAS

Conforme mencionado na Nota 2, acima, durante o exercício de 2001 foi realizada uma série de incorporações de empresas que alteraram significativamente a situação patrimonial e financeira da Klabin S.A., empresa atualmente controladora das empresas Klabin. Em conseqüencia dessas incorporações, a comparabilidade entre as demonstrações do resultado dos exercícios findos em 31 de dezembro de 2002 e de 2001, apresentadas nesse documento, está prejudicada.

Por outro lado, tendo em vista que a reestruturação societária não resultou em alteração significativa na situação patrimonial e financeira ou no desempenho

debts with creditors, especially the foreign ones. Moreover, the financial condition of Klabin was impaired by the valuation of the U.S. dollar against the Brazilian real (52% during the year), mainly in the second half of 2002, causing a significant increase of its indebtedness in terms of Brazilian currency.

In 1994, Klabin issued Eurobonds due on November 4 and December 28, 2002, in the total amount of US$ 109,000 thousand. Because of the economic scenario, in November 2002 Klabin requested the holders of these Eurobonds to extend the final repayment term by up to two years. This request was not granted by the creditors. In addition, in November 2002 Klabin's third debenture issue in the amount of R$ 126,550 was due to be redeemed.

As a result of these difficulties and its financial obligations, Klabin restructured its domestic and foreign liabilities. This process started on November 8, 2002, through joint issuance with the National Bank for Economic and Social Development (BNDES) and other financial institutions of a corporate note (Cédula de Crédito Industrial) in the amount of R$ 575,000. These funds were used to purchase the remaining third debenture issue of Klabin, redeem all Eurobonds falling due in November 2002 (both mentioned above) and repay other Klabin debts.

This note was fully settled with funds from the fourth issue of 10,360 first and second series debentures in the total amount of R$ 1,036,000, which occurred on December 15, 2002. Of this amount, R$ 472,000 refers to the first series due on October 15, 2004, and the remaining amount of R$ 564,000 refers to the second series debenture due on December 15, 2005 (see Note 15 for details on debentures, including information on guarantees and additional obligations of Klabin).

This restructuring will substantially reduce the liabilities of Klabin that are adjusted based on the US dollar, and will facilitate the management of liabilities with future maturities that will not be affected by the sudden changes in the exchange rate, such as those which occurred during the last 12 months.

In addition, the following actions are being pursued by the Company to strengthen its working capital:

i) increase the generation of operating cash flow by (a) the continuous efforts to export pulp, kraftliner and other products; and (b) the improvement of prices practiced in the local market;

ii) disposal of assets in an amount considered sufficient to supplement the working capital needs of Klabin, as well as to comply with the obligations related to the issuance of debentures (see details in Note 15).

Klabin's management believes that the restructuring of its financial liabilities and the implementation of the above-mentioned actions to strengthen its working capital will create a long-term solution for the financial situation of the Company. At December 31, 2002, the consolidated current liabilities of Klabin exceeded the current assets by R$ 1,009,561.

4 BASIS FOR PREPARATION AND COMPARABILITY OF THE FINANCIAL STATEMENTS

As mentioned in Note 2 above, during 2001 various mergers of companies were carried out which significantly altered the financial position of Klabin S.A., the current parent company of the Klabin group of companies. As a result of these mergers, the statements of operations for the years ended December 31, 2002 and 2001, presented herein, are not comparable.

However, since the corporate restructuring did not result in any significant change in the financial position or in the performance of the Klabin group of companies, taken as a whole, in order to provide a comparison of the financial information and information on the operating and financial performance of the Klabin group of companies, regardless of the accounting impacts resulting from these mergers, the consolidated statements of

das empresas Klabin tomadas em seu conjunto, em benefício da comparabilidade das informações financeiras e para que se tenha informação sobre o desempenho operacional e financeiro das empresas Klabin, independentemente dos reflexos produzidos pelas incorporações retromencionadas, está sendo apresentada abaixo a demonstração do resultado consolidado do exercício findo em 31 de dezembro de 2002 e a demonstração do resultado consolidado "proforma" do exercício findo em 31 de dezembro de 2001.

Essa demonstração reflete como estaria demonstrado o resultado consolidado das empresas Klabin na hipótese de a reestruturação societária referida na Nota 2 não ter ocorrido. Nesse sentido, a demonstração do resultado consolidado "proforma" inclui a demonstração do resultado "proforma" da IKPC - Indústrias Klabin de Papel e Celulose S.A., antiga controladora das empresas Klabin, incorporada pela Klabin S.A. e extinta em 28 de dezembro de 2001. Na preparação dessas informações "proforma", foram utilizados os critérios para elaboração de demonstrações financeiras consolidadas de acordo com a legislação societária e correspondentes disposições da Comissão de Valores Mobiliários - CVM, descritas na Nota 6(a).

operations for the year ended December 31, 2002 are summarized below in comparison with the pro forma consolidated statements of operations for the year ended December 31, 2001.

These pro forma financial statements summarize the consolidated balance sheet and statement of operations of the Klabin group of companies as if the corporate restructuring referred to in Note 2 had not occurred. In this respect, the pro forma consolidated statement of operations includes the pro forma statement of operations of IKPC - Indústrias Klabin de Papel e Celulose S.A., the former parent company of the Klabin group of companies, which was merged into Klabin S.A. and closed on December 28, 2001, and its subsidiaries. These pro forma financial statements were prepared in conformity with accounting principles determined by Brazilian corporate legislation and the consolidation principles determined by the Brazilian Securities Commission (CVM), described in Note 6(a).

		PROFORMA
	2002	2001
RECEITA BRUTA DAS VENDAS / GROSS SALES REVENUES		
Vendas de produtos / Sales of products	3.162.542	2.761.309
Impostos e descontos incondicionais / Taxes and unconditional discounts	348.498	327.762
RECEITA LÍQUIDA DAS VENDAS / NET SALES AND/OR SERVICES REVENUES	2.814.044	2.433.547
Custo dos produtos vendidos / Cost of sales	1.548.789	1.451.057
LUCRO BRUTO / GROSS PROFIT	1.265.255	982.490
DESPESAS (RECEITAS) OPERACIONAIS / OPERATING EXPENSES (INCOME)		
Com vendas / Selling	384.624	285.849
Administrativas / Administrative	143.045	145.515
Honorários da administração / Directors' fees	11.905	15.936
Depreciações e amortizações não-absorvidas na produção / Depreciation and amortization not absorbed in production	12.860	13.242
Outras, líquidas / Other, net	61.355	44.819
	613.789	505.361
Resultado de equivalência patrimonial / Equity in the earnings (losses) of subsidiaries	(439)	(1.639)
LUCRO OPERACIONAL ANTES DO RESULTADO FINANCEIRO / OPERATING PROFIT BEFORE FINANCIAL RESULTS	651.027	475.490
RESULTADO FINANCEIRO / FINANCIAL RESULTS		
Receitas financeiras / Financial income	21.665	32.788
Despesas financeiras / Financial expenses	(408.309)	(387.304)
Variações cambiais, líquidas / Exchange variations, net	(580.521)	(323.462)
	(967.165)	(677.978)
RESULTADO OPERACIONAL / OPERATING LOSS	(316.138)	(202.488)
RECEITAS (DESPESAS) NÃO-OPERACIONAIS / NON-OPERATING INCOME (EXPENSES)		
Resultado na venda de imobilizado e outros / Gain (loss) on sale of fixed assets and other	(12.016)	3.867
PREJUÍZO ANTES DO IMPOSTO DE RENDA E DA CONTRIBUIÇÃO SOCIAL / LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(328.154)	(198.621)
Imposto de renda / Income tax	(88.512)	(24.996)
Contribuição social / Social contribution	(34.100)	(6.217)
	(122.612)	(31.213)
PREJUÍZO ANTES DA PARTICIPAÇÃO DOS ACIONISTAS NÃO-CONTROLADORES / LOSS BEFORE MINORITY	(205.542)	(167.408)
PARTICIPAÇÃO DOS ACIONISTAS NÃO-CONTROLADORES / MINORITY INTEREST	2.754	2.732
PREJUÍZO DO EXERCÍCIO / LOSS FOR THE YEAR	(208.296)	(170.140)

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

5 PRINCIPAIS PRÁTICAS CONTÁBEIS

As demonstrações financeiras foram elaboradas de acordo com os princípios contábeis previstos na legislação societária brasileira, detalhadas abaixo.

(a) Apuração do resultado

O resultado é apurado pelo regime de competência dos exercícios.

(b) Ativos circulante e realizável a longo prazo

As aplicações financeiras estão demonstradas ao custo, acrescido dos rendimentos auferidos (em base "pro rata temporis").

A provisão para contas de liquidação duvidosa é constituída em montante considerado necessário e suficiente para cobrir possíveis perdas na realização dos créditos.

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou valores de realização.

Os demais ativos são apresentados ao valor de custo ou de realização, incluindo, quando aplicável, os rendimentos auferidos e provisões para perdas.

(c) Permanente

Demonstrado ao custo, corrigido monetariamente até 1995, combinado com os seguintes aspectos:

- Participações em controladas e coligadas avaliadas pelo método da equivalência patrimonial. O ágio apurado na aquisição dos investimentos é amortizado entre cinco e dez anos;
- Reavaliação do imobilizado de empresas incorporadas, procedida com base em avaliação efetuada por empresas especializadas. Com base nas disposições da Deliberação CVM nº 183/95, não foram registrados no passivo exigível a longo prazo, o imposto de renda e a contribuição social diferidos sobre a reavaliação de ativo imobilizado realizada em períodos anteriores a 1995 por empresas incorporadas pela Klabin S.A. Portanto, a reserva de reavaliação constituída pela Klabin S.A. em decorrência da referida incorporação não contempla tais impostos.
- Depreciação do imobilizado pelo método linear, às taxas anuais mencionadas na Nota 12, que levam em consideração a vida útil-econômica dos bens;
- Exaustão de florestas com base na quantidade de madeira extraída e recursos florestais a exaurir; e
- Amortização do diferido pelo prazo de cinco a dez anos, a partir da data em que os benefícios começam a ser gerados (Nota 13).

(d) Passivos circulante e exigível a longo prazo

São demonstrados por valores conhecidos ou calculáveis, acrescidos, quando aplicáveis, dos correspondentes encargos incorridos.

A provisão para parada programada é constituída mensalmente, à base de 1/12 (um doze avos) sobre a estimativa total de gastos a serem incorridos durante a manutenção das fábricas. Eventuais excessos/insuficiências em relação à estimativa são reconhecidos imediatamente no resultado do exercício no mês da parada.

(e) Imposto de renda e contribuição social

A provisão para imposto de renda é constituída incluindo a parcela de incentivos fiscais, cuja opção é formalizada na declaração anual de rendimentos.

É constituída provisão para imposto de renda e contribuição social diferidos referente à utilização do benefício de depreciação acelerada incentivada.

A contribuição social e imposto de renda diferidos são constituídos sobre as adições temporárias computadas no cálculo do lucro tributável, prejuízos fiscais e bases negativas da contribuição social, sem prazo de prescrição.

5 SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared and presented in conformity with accounting principles determined by Brazilian corporate legislation, as described below.

(a) Determination of net income (loss)

Net income (loss) is determined on the accrual basis of accounting.

(b) Current assets and long-term receivables

The financial investments are stated at cost plus accrued earnings (on a pro rata temporis basis).

The allowance for doubtful accounts is recorded at amounts considered sufficient to cover losses on the collection of the accounts receivable.

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or net realizable values.

Other assets are stated at cost or realizable values, including accrued earnings and provisions for losses, when applicable.

(c) Permanent assets

These assets are shown at cost plus restatements up to 1995, and consider the following:

- Investments in subsidiary and associated companies are accounted for on the equity method of accounting. Goodwill on the acquisition of investments is amortized over five to ten years.
- Revaluation of property, plant and equipment of the merged companies was based on appraisals made by independent valuers. In accordance with the terms of CVM Deliberation 183/95, deferred income tax and social contribution on the revaluation of property, plant and equipment carried out prior to 1995 by companies merged into Klabin S.A. have not been recorded in long-term liabilities. Accordingly, the revaluation reserve recorded by Klabin S.A. as a result of the merger does not include these taxes.
- Depreciation of property, plant and equipment is calculated on the straight-line basis, at the annual rates listed in Note 12, which take into consideration the economic useful lives of the assets.
- Depletion of forests is based on the volume of timber felled and undepleted forest resources.
- Deferred charges are amortized over five to ten years, as from the date benefits start to arise (Note 13).

(d) Current and long-term liabilities

These liabilities are shown at known or estimated amounts, including accrued charges, when applicable.

The provision for scheduled shutdown is set up monthly at 1/12 (one twelfth) of the estimated overall expenditure to be incurred with the maintenance of plants. Possible excesses/insufficiencies in relation to the estimate are recognized immediately in the results of the month of the shutdown.

(e) Income tax and social contribution

The provision for income tax includes the amount to be applied as a tax incentive, the option for which will be formalized in the annual corporate income tax return.

A deferred income tax and social contribution liability is recorded relating to the use of the tax incentive benefit of accelerated depreciation.

Deferred income tax and social contribution are recorded on temporary additions in the calculation of taxable income and on tax and social contribution losses, all of which have no expiration period.

6 CONSOLIDAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS

(a) Critérios de consolidação

Nas demonstrações financeiras consolidadas são eliminados os investimentos em empresas controladas, bem como os resultados das equivalências patrimoniais. Os lucros ou prejuízos provenientes de operações realizadas entre as empresas consolidadas, assim como os correspondentes saldos de ativos e passivos são igualmente eliminados. O valor da participação dos acionistas não-controladores no resultado e no patrimônio líquido é calculado e demonstrado separadamente.

As demonstrações financeiras consolidadas abrangem as da Klabin S.A. e as de suas controladas, direta ou indiretamente, como seguem:

6 CONSOLIDATED FINANCIAL STATEMENTS

(a) Basis of consolidation

Investments in subsidiaries and equity in the earnings (losses) of subsidiaries are eliminated on consolidation, as are profits or losses on intercompany transactions and intercompany asset and liability accounts. Minority interest in net income (loss) for the year and the stockholders' equity are shown separately. The consolidated financial statements include the financial statements of Klabin S.A. and of its direct or indirect subsidiaries, as follows:

	Participação no capital social - (%) / Ownership - (%)			
	2002		2001	
	Direta / Direct	Indireta / Indirect	Direta / Direct	Indireta / Indirect
Riocell S.A.	100,00			
Klabin Argentina S.A.	100,00		100,00	
Mirca Limited	100,00		100,00	
Klabin Forest Products Antwerp N.V. (em liquidação) / (in liquidation)	100,00		100,00	
Klabin Riocell Limited	99,90		99,90	
• Riocell Trade - Partnership		99,50		99,50
IKAPÊ Empreendimentos Ltda.	100,00		100,00	
Klabin do Paraná Produtos Florestais	100,00		100,00	
Antas Serviços Florestais S/C Ltda.	100,00		100,00	
Klabin Bacell S.A.	81,71		81,67	
Klabin Kimberly S.A.	50,00		50,00	
• Bacraft S.A. Indústria de Papel		48,45		48,45
KCK Tissue S.A.	50,00		50,00	
Norske Skog Klabin Com. e Ind. Ltda.	50,00		50,00	

(b) Consolidação das demonstrações financeiras de sociedades controladas em conjunto

De acordo com o disposto na Instrução CVM nº 247/96, estão sendo consolidadas proporcionalmente as demonstrações financeiras das sociedades controladas em conjunto – Klabin Kimberly S.A., KCK Tissue S.A. e Norske Skog Klabin Comércio e Indústria Ltda. A participação da companhia nessas controladas é de 50%.

O balanço patrimonial e a demonstração de resultado sumários das referidas controladas em conjunto encontram-se demonstrados a seguir:

(b) Consolidation of the financial statements of jointly-controlled companies

In accordance with CVM Instruction 247/96, the financial statements of the jointly-controlled companies Klabin Kimberly S.A., KCK Tissue S.A. and Norske Skog Klabin Comércio e Indústria Ltda. are consolidated on a proportional basis (the ownership in these companies is 50%).

The summarized balance sheets and statements of income of these jointly-controlled companies are shown below:

BALANÇO PATRIMONIAL / BALANCE SHEET:

	Consolidado / Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
Ativo / Assets	31/12/2002	31/12/2001	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Circulante / Current assets	159.161	135.720	27.719	33.852	91.845	79.445
Realizável a longo prazo / Long-term receivables	19.325	17.582			14.943	23.629
Permanente / Permanent assets	252.085	239.922	69.456	45.814	213	89
	430.571	393.224	97.175	79.666	107.001	103.163
Passivo e Patrimônio Líquido / Liabilities and stockholders' equity						
Circulante / Current liabilities	157.603	102.882	51.359	43.914	87.342	56.423
Exigível a longo prazo / Long-term liabilities	23.684	19.510	10.666	21.410		7.405
Participação minoritária / Minority interest	263	258				
Patrimônio líquido / Stockholders' equity	249.021	270.574	35.150	14.342	19.659	39.335
	430.571	393.224	97.175	79.666	107.001	103.163

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

DEMONSTRAÇÃO DOS RESULTADOS DOS EXERCÍCIOS FINDOS EM / STATEMENT OF OPERATIONS FOR THE YEARS ENDED:

	Consolidado / Consolidated Klabin Kimberly S.A.		KCK Tissue S.A.		Norske Skog Klabin Com. Ind. Ltda.	
	31/12/2002	31/12/2001	31/12/2002	31/12/2001	31/12/2002	31/12/2001
Receita líquida das vendas / Net sales revenues	454.830	342.863	39.602	72.261	130.384	136.924
Custo dos produtos vendidos / Cost of sales	(297.345)	(240.753)	(32.129)	(61.945)	(121.865)	(106.440)
Lucro bruto / Gross profit	157.485	102.110	7.473	10.316	8.519	30.484
Despesas operacionais / Operating expenses	(167.976)	(134.137)	(3.610)	(5.720)	(8.994)	(8.118)
Resultado financeiro / Financial results	(13.549)	(14.308)	2.786	(28.447)	(19.570)	(18.120)
Resultado operacional / Operating profit (loss)	(24.040)	(46.335)	6.649	(23.851)	(20.045)	4.246
Receitas (despesas) não-operacionais / Non-operating income (expenses)	(2.365)	(2.844)				
Contribuição social e imposto de renda / Social contribution/ income tax	4.858	14.365			245	(1.520)
Participações minoritárias / Minority interest	(6)	51				
Lucro (prejuízo) líquido / Net income (loss)	(21.553)	(34.763)	6.649	(23.851)	(19.800)	2.726

7 CAIXA RESTRITO

Encontra-se classificado em aplicações financeiras o montante de R$ 44.395, vinculado em garantia de empréstimos contraídos junto ao Banco BBA. Desse montante, R$ 36.421 foram resgatados em janeiro de 2003 em função de liquidação parcial dos referidos empréstimos.

7 FINANCIAL INVESTMENTS

These investments include R$ 44,395 pledged as collateral for loans from Banco BBA. Of this amount R$ 36,421 were redeemed in January 2003 as a result of the partial settlement of these loans.

8 ESTOQUES / INVENTORIES

	Controladora Parent company		Consolidado Consolidated	
	2002	2001	2002	2001
Produtos acabados / Finished products	60.032	55.400	81.577	71.668
Produtos em processo / Work in process	120	587	3.917	3.678
Matérias-primas / Raw materials	51.857	56.875	63.292	73.532
Madeiras, toras e floresta para corte / Wood, logs and timber forests	24.362	7.594	32.913	11.903
Combustíveis e lubrificantes / Fuel and lubricants	3.947	1.849	4.351	2.113
Material de manutenção / Maintenance materials	68.918	62.643	79.642	63.979
Outros / Other	20.497	11.885	26.113	14.222
	229.733	196.833	291.805	241.095

9 IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL / INCOME TAX AND SOCIAL CONTRIBUTION

(a) Natureza e expectativa de realização ou liquidação dos tributos diferidos / Nature and expected realization or payment of the deferred taxes

	Controladora / Parent company			
	2002		2001	
	Imposto de renda Income tax	Contribuição social Social contribution	Imposto de renda Income tax	Contribuição social Social contribution
Provisões não-dedutíveis / Non-deductible provisions	73.390	26.420	69.782	25.122
Tributos em discussão judicial / Taxes being challenged in court	32.241		20.415	
Prejuízos fiscais e bases negativas / Tax losses	97.029	38.468	22.274	5.524
Ativo realizável a longo prazo / Long-term receivables	**202.660**	**64.888**	**112.471**	**30.646**
Depreciação acelerada incentivada / Incentive benefit of accelerated depreciation	7.264	967	8.883	1.026
Passivo exigível a longo prazo / Long-term liabilities	**7.264**	**967**	**8.883**	**1.026**
			Consolidado / Consolidate	
Provisões não-dedutíveis / Non-deductible provisions	73.486	27.080	69.788	25.433
Tributos em discussão judicial / Taxes being challenged in court	32.241		20.415	
Prejuízos fiscais e bases negativas / Tax losses	101.841	46.809	23.677	12.411
Ativo realizável a longo prazo / Long-term receivables	**207.568**	**73.889**	**113.880**	**37.844**
Depreciação acelerada incentivada / Incentive benefit of accelerated depreciation	7.264	967	8.883	1.026
Passivo exigível a longo prazo / Long-term liabilities	**7.264**	**967**	**8.883**	**1.026**

Os créditos relativos às provisões não-dedutíveis, referentes principalmente a créditos de difícil liquidação, contingências trabalhistas e tributárias, e tributos em discussão judicial serão realizados à medida que os processos correspondentes sejam concluídos

A administração, com base em orçamento e plano de negócios aprovados pelo conselho fiscal e pelo conselho de administração, que projeta os resultados tributáveis futuros descontados a valor presente, espera que os créditos relativos a prejuízos fiscais e bases negativas de contribuição social sejam realizados durante os exercícios de 2003 a 2007, conforme demonstrados a seguir:

The credits relating to non-deductible provisions, mainly the allowance for doubtful accounts, labor and tax contingencies, and taxes awaiting judicial decision, will be realized as the final outcomes are known.

Management, based on its budget and business plan approved by the Audit Committee and the Board of Directors, which estimate the future taxable income adjusted at present value, expects that the deferred tax assets relating to tax losses will be realized during the period 2003 to 2007, as shown below:

				2002
	Controladora / Parent company		Consolidado / Consolidated	
	Imposto de renda / Income tax	Contribuição social / Social contribution	Imposto de renda / Income tax	Contribuição social / Social contribution
2003	39.169	14.101	39.265	15.291
2004	51.328	18.478	51.641	20.059
2005	59.167	21.300	59.514	22.875
2006	49.306	11.009	49.595	12.322
2007	3.690		7.553	3.342
	202.660	64.888	207.568	73.889

(b) Conciliação do imposto de renda e da contribuição social com o resultado da aplicação direta da alíquota dos respectivos tributos sobre o resultado *societário / Reconciliation of income tax and social contribution with pre-tax income (loss) multiplied by the tax rates*

				Controladora Parent company
		2002		2001
	Imposto de renda Income tax	Contrib. social Social contribution	Imposto de renda Income tax	Contrib. social Social contribution
Lucro (prejuízo) antes do imposto de renda e da contribuição social				
Losses (income) before income tax and social contribution	(336.266)	(336.266)	115.621	115.621
Alíquota /Tax rate	25%	9%	25%	9%
	(84.067)	(30.264)	28.905	10.406
Imposto de renda e contribuição social no resultado:				
Income tax and social contribution in the statement of operations:				
• Corrente / Current	(541)	(395)	24.197	12.814
• Diferido / Deferred	(92.526)	(34.508)		
	(93.067)	(34.903)	24.197	12.814
Diferença / Difference	(9.000)	(4.639)	(4.708)	2.408
Conciliação / Reconciliation:				
Adições (exclusões) permanentes / Permanent additions (deductions):				
• Variações patrimoniais por incorporação de empresas / Changes in net assets through merger			9.163	9.163
• Resultado de equivalência patrimonial / Equity in losses of subsidiaries	(54.819)	(54.819)	(5.445)	(5.445)
• Perdas na incorporação / Losses on merger			2.206	2.206
• Ágio amortizado / Amortized goodwill	9.329			
• *Royalties* indedutíveis / Non-deductible royalties	5.096			
• *Realização correção monetária especial / Realization of special monetary restatement*	2.928	2.928	1.244	1.244
• Doações e brindes / Donations and free gifts	10.176	10.176		
• Lucros de controladas no exterior / Profits of foreign subsidiaries	175	175	5.460	5.460
• Outros / Other	1.292	739	(192)	(1.762)
	(25.823)	(40.801)	12.436	10.866
Alíquota / Tax rate	25%	9%	25%	9%
Total adições (exclusões) permanentes / Total of permanent additions (deductions)	(6.456)	(3.672)	3.109	978
Diferença entre lucro real e presumido / Difference between taxable and presumed profit			(7.792)	(1.314)
Imposto de renda e contribuição social anos anteriores /				
Prior years income tax and social contribution	(719)	(411)		
Constituição empresas incorporadas / Provisions recorded for merged companies	(1.905)	(711)		
Crédito diferido baixado de anos anteriores / Deferred tax asset written-off in prior years				2.743
Outros / Other	80	155	(25)	1
	(9.000)	(4.639)	(4.708)	2.408

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

		Consolidado Consolidated			
		2002		2001	
		Imposto de renda Income tax	Contrib. social Social contribution	Imposto de renda Income tax	Contrib. social Social contribution
Lucro (prejuízo) antes do imposto de renda e da contribuição social / Loss (income) before income tax and social contribution		(328.154)	(328.154)	138.636	138.636
Alíquota / Tax rate		25%	9%	25%	9%
		(82.039)	(29.534)	34.659	12.477
Imposto de renda e contribuição social no resultado: / Income tax and social contribution in the statement of operations:					
▪ Corrente / Current		5.639	1.535	30.469	14.257
▪ Diferido / Deferred		(94.151)	(35.635)	11.866	3.180
		(88.512)	(34.100)	42.335	17.437
Diferença / Difference		(6.473)	(4.566)	7.676	4.960
Conciliação: / Reconciliation:					
Adições (exclusões) permanentes: / Permanent additions (deductions):					
▪ Resultado de equivalência patrimonial / Equity in earnings of subsidiaries		439	439	1.639	1.639
▪ Perdas na incorporação / Losses on merger				2.206	2.206
▪ Realização correção monetária especial / Realization of special monetary restatement		2.939	2.939	1.741	1.741
▪ Doações e brindes / Donations and free gifts		10.336	10.336	740	740
▪ Ágio amortizado / Amortized goodwill		9.329		966	
▪ *Royalties* indedutíveis / Non-deductible royalties		13.555			
▪ Lucros de controladas no exterior / Profits of foreign subsidiaries		175	175	5.460	5.460
▪ Outros / Other		1.843	954	781	(624)
		38.616	14.843	13.533	11.162
Alíquota / Tax rate		25%	9%	25%	9%
Total adições (exclusões) permanentes / Total of permanent additions (deductions)		9.654	1.336	3.383	1.005
Crédito fiscal diferido não-constituído / Deferred tax asset not recorded	(i)	4.666	1.379	9.139	3.291
Lucros no exterior / Foreign profit		(4.718)	(1.698)		
Constituição empresas incorporadas / Provisions recorded for merged companies	(ii)	(1.905)	(711)	(722)	(1.317)
Diferença entre lucro real e presumido / Difference between taxable and presumed profit	(iii)			(7.792)	(1.314)
Crédito diferido baixado de anos anteriores / Deferred tax asset written-off in prior years	(iv)				2.743
Compensação de prejuízos fiscais e bases negativas não-constituídos / Offset of unrecognized tax losses	(v)	(1.540)	(335)	(4.470)	(2.020)
Efeitos tributários sobre variação cambial de investimentos no exterior / Tax effects on exchange variations of investments abroad	(vi)	(11.963)	(4.306)	7.766	2.795
Outros / Other		(667)	(231)	372	(223)
		(6.473)	(4.566)	7.676	4.960

(i) Refere-se a créditos não-constituídos, principalmente, das empresas controladas: Klabin Bacell S.A. e Norske Skog Klabin Ltda., em função das incertezas quanto a sua realização;

(ii) Com as incorporações ocorridas no final de 2001, a empresa passou a constituir os créditos sobre adições temporárias das empresas incorporadas, antes não-constituídos face às incertezas de realização;

(iii) Em razão do ingresso da controladora Klabin S.A. no REFIS (Programa de Recuperação Fiscal), a administração optou pelo regime de tributação baseado no lucro presumido;

(iv) Refere-se a basicamente à empresa incorporada Igaras Papéis e Embalagens S.A.;

(v) Trata-se de compensação na Klabin Bacell S.A. de prejuízos fiscais não-constituídos por estar gozando do incentivo fiscal do lucro da exploração e de bases negativas não-constituídas pela falta de perspectiva de sua realização.

(vi) Refere-se, substancialmente, a variação cambial apurada na equivalência patrimonial sobre investimentos mantidos em empresas no exterior, classificada como despesa financeira na consolidação.

(i) Refers to unrecorded credits, mainly related to the subsidiaries Klabin Bacell S.A. and Norske Skog Klabin Com. e Ind. Ltda., because of uncertainties regarding their realization.

(ii) After the mergers at the end of 2001, the Company started to set up credits on temporary additions related to the merged companies, which had not been recorded before because of uncertainties regarding their realization.

(iii) When Klabin S.A. applied to join the Tax Recovery Program (REFIS), management opted for the taxation method based on presumed profit.

(iv) Basically refers to the merged company Igaras Papéis e Embalagens S.A.

(v) Refers to the offset of income tax losses of Klabin Bacell S.A. that were not recorded because this company is entitled to tax incentives related to its activities, and of social contribution losses that were not recorded because they might not be realized.

(vi) Mainly refers to the exchange variations determined in the calculation of the equity in earnings of foreign companies, which were classified as financial expenses in the consolidated statement of operations.

10 PARTES RELACIONADAS / RELATED PARTIES (PARENT, SUBSIDIARY AND ASSOCIATED COMPANIES)

	2002			2001		
(a) CONTROLADORA / PARENT COMPANY	Ativo Passivo Assets/ liabilities	(Despesas) (Expenses)	Vendas (Compras) Sales (purchases)	Ativo Passivo Assets/ liabilities	(Despesas) (Expenses)	Vendas Sales
Ativo circulante - clientes / Current assets - trade accounts receivable						
Klabin Argentina S.A. / Klabin Argentina S.A.	22.702		19.318	12.947		5.240
Igaras Papéis e Embalagens S.A. / Igaras Papéis e Embalagens S.A.						1.433
Indústrias Klabin S.A. / Indústrias Klabin S.A.						15.785
Klabin Kimberly S.A. / Klabin Kimberly S.A.	23.036		92.160	6.754		22.659
Klabin Riocell Trade Limited Partnership / Klabin Riocell Trade Limited Partnership	172.862		303.748	36.250		209.003
Norske Skog Klabin Com. e Ind. Ltda. / Norske Skog Klabin Com. e Ind. Ltda.	53.662		64.070	19.383		
Outras / Other	53		1.315	264		122
	272.315			75.598		
Realizável a longo prazo / Long-term receivables						
Debêntures / Debentures						
Riocell S.A. / Riocell S.A.	620.082					
Adiantamento para compra futura / Advance for future purchases						
Klabin Bacell S.A. / Klabin Bacell S.A.				17.176		
Mútuo / Loans						
Klabin Paraná Produtos Florestais Ltda. / Klabin Paraná Produtos Florestais Ltda.	1.976			1.915		
Mirca Limited / Mirca Limited	44.146			11.675		
Outras / Other	1.998			858		
	48.120			14.448		
Adiantamento para futuro aumento de capital / Advances for future capital increase						
Norcell S.A. / Norcell S.A.				7.369		
Outras / Other				2.226		
				9.595		
	668.202			41.219		
Passivo circulante / Current liabilities						
Fornecedores / Suppliers						
Klabin Bacell S.A. / Klabin Bacell S.A.	38.648		(140.957)	11.317		
Outras / Other	5.410		(11.302)	279		
	44.058			11.596		
Comissão de aval / Commission for guarantee						
Klabin Irmãos & Cia. / Klabin Irmãos & Cia.	2.243	(11.170)				
Outras / Other						
Klabin Riocell Trade Limited Partnership / Klabin Riocell Trade Limited Partnership	9.264	(2.112)		2.630		
Klabin Argentina S.A. / Klabin Argentina S.A.	110			97		
	9.374			2.727		
Recebimento antecipado de clientes / Advances from customers						
Klabin Riocell Trade Limited / Klabin Riocell Trade Limited	86.578	(19.533)		20.788	(3.386)	
	142.253			35.111		
Exigível a longo prazo / Long-term liabilities						
Mútuos / Loans						
Mirca Limited / Mirca Limited	5.393			3.542		
Outras / Other						
Antas Serv.Florestais Ltda. / Antas Serv. Florestais Ltda.	870			919		
	6.263			4.461		
(b) CONSOLIDADO / CONSOLIDATED						
Ativo circulante / Current assets						
Clientes / Trade accounts receivable						
Klabin Kimberly S.A. / Klabin Kimberly S.A.	11.518		46.080	3.126		24.581
Indústrias Klabin S.A. / Indústrias Klabin S.A.						14.999
Klabin Argentina S.A. / Klabin Argentina S.A.						5.197
KCK Tissue S.A. / KCK Tissue S.A.				530		122
Norske Skog Klabin Com. e Ind. Ltda. / Norske Skog Klabin Com. e Ind. Ltda.	26.831		32.035	9.857		4.076
	38.349			13.513		
Adiantamento para compra futura / Advance for future purchases						
Klabin Bacell S.A. / Klabin Bacell S.A.				252		
	38.349			13.765		
Realizável a longo prazo / Long-term receivables						
Mútuos / Loans						
KCK Tissue S.A. / KCK Tissue S.A.	8.156					
Outras / Other						
Outras / Other	157					
	8.313					
Passivo circulante / Current liabilities						
Fornecedores / Suppliers						
Sogemar Sociedade Geral de Marcas Ltda. / Sogemar Sociedade Geral de Marcas Ltda.	597	(1.988)		1.123	(1.956)	
Comissão de aval / Commission for guarantee						
Klabin Irmãos & Cia. / Klabin Irmãos & Cia.	2.978	(12.590)		408	(1.522)	

As transações são realizadas em bases usuais de mercado. / Transactions are carried out under normal market conditions.

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

11 INVESTIMENTOS EM EMPRESAS CONTROLADAS E COLIGADAS / INVESTMENT IN SUBSIDIARY AND ASSOCIATED COMPANIES

	Riocell S.A.	Klabin Riocell Limited	Klabin Bacell S.A.	Klabin Kimberly S.A.
(a) Movimentação / Activity in investment account				
Em 31 de dezembro de 2000 / At December 31, 2000		37.569		
Alienação / Disposal				
Incentivo fiscal do imposto de renda / Income tax incentives			154	
Aquisição / Acquisition				
Incorporação IKPC - Inds. Klabin de Papel e Celulose S.A. em 28 de dezembro de 2001 / Merger of IKPC - Inds. Klabin de Pape e Celulose S.A. on December 28, 2001			287.499	146.776
Incorporação de empresas controladas / Merger of subsidiaries				
Variações patrimoniais na incorporação de empresas / Changes in net assets through merger			1.147	(11.489)
Equivalência patrimonial / Equity in earnings (losses)		6.891		
Em 31 de dezembro de 2001 / At December 31, 2001		44.460	288.800	135.287
Incentivo fiscal do imposto de renda / Income tax incentives			4.810	
Integralização de capital / Payment of capital	70.106		776	
Ágio amortizado / Amortized goodwill			(5.814)	
Equivalência patrimonial / Equity in earnings	(162)	21.623	12.319	(10.776)
Redução de capital / Capital decrease				
Reversão de passivo a descoberto / Reversal of net capital deficiency				
Em 31 de dezembro de 2002 / At December 31, 2002	69.944	66.083	300.891	124.511
(b) Participações 2002 / Ownership 2002				
Participação no capital (quantidade) / Number of shares				
• Ações ordinárias (mil) / Common shares (thousand)	70.106		2.943.209	4.850
• Ações preferenciais (mil) / Preferred shares (thousand)			22.153	2.879
• Quotas / Quotas		99		
Valor nominal da ação - R$ / Nominal value per share/quota – whole R$		232.04		
Participação no capital - (%) / Ownership %	100,00	99,90	81,71	50,00
(c) Posição do patrimônio líquido em 31 de dezembro de 2002 / Stockholders' equity at December 31, 2002				
Capital social / Capital	70.106	57.914	516.933	155.000
Reservas de capital / Capital reserves				87.046
Reservas de lucros / Revenue reserves				6.975
Lucros (prejuízos) acumulados / Retained earnings (accumulated deficit)	(162)	8.169	(180.136)	
	69.944	66.083	336.797	249.021

O investimento na Klabin Bacell S.A. inclui ágio no montante de R$ 25.694 (2001 - R$ 31.492), fundamentado em rentabilidade futura, que está sendo amortizado em dez anos. /
The investment in Klabin Bacell S.A. includes goodwill of R$ 25,694 (2001 - R$ 31,492), based on future profitability, which will be amortized over ten years.

(d) Investimento na Riocell S.A.

Como parte da estruturação das garantias constituídas em favor dos debenturistas da 4ª emissão - 2ª série (vide Nota 15), em 1º de dezembro de 2002, foi conferida à Riocell S.A. (sociedade estabelecida pela Klabin S.A. para essa finalidade específica) na forma de aumento de capital e integralização das "Debêntures Conversíveis em Ações da Riocell", nos montantes de R$ 70.106 e R$ 619.050, respectivamente, a universalidade dos bens móveis e imóveis que compõem o estabelecimento fabril da unidade de Guaíba-RS. As 61.905 Debêntures têm vencimento em 31 de janeiro de 2005 e são remuneradas à taxa de juros fixos de 1 % ao semestre, acrescidos de juros variáveis representados por participação nos lucros da emissora, calculados à taxa de 90% do lucro líquido antes das provisões para imposto de renda e contribuição social.

(d) Investment in Riocell S.A.

On December 1, 2002, as part of the structure of the guarantees pledged in favor of the fourth issue, second series debentures holders (see Note 15), Riocell S.A. (a company set up by Klabin S.A. for this special purpose) received, as a capital increase and as payment of debentures convertible into Riocell shares in the amounts of R$ 70,106 and R$ 619,050, respectively, the transfer of all property, plant and equipment of the Guaiba plant (RS). The 61,905 debentures due on January 31, 2005 are remunerated at a fixed interest rate of 1% per six-month period, plus variable interest equivalent to 90% of the pre-tax income of Riocell.

Klabin holds 100% of the capital of Riocell S.A., whose main activity is the manufacture and sale of pulp, paper and related products, including imports and exports of pulp, agriculture, forestation and also reforestation.

Norske Skog Klabin Com. Ind. Ltda.	KCK Tissue S.A.	Klabin Argentina S.A.	Indústrias Klabin S.A.	Igaras Papéis e Embal. S.A	Klabin Export S.A.	Mirca Limited	Outras Others	Total Total
							19,834	57,403
							(384)	(384)
								154
				133,385				133,385
17,184	34,001	40,613	1,290,773		11,168			1,828,014
			(1,330,489)	(154,235)	(13,278)		19,573	(1,478,429)
2,484	(26,829)	(37,260)	39,716	20,850	2,110		108	(9,163)
							(1,446)	5,445
19,668	7,172	3,353					37,685	536,425
62								4,872
	1,713	16,084				162,608	11,834	263,121
							(3,514)	(9,328)
(9,900)	8,690	15,940				18,374	(1,289)	54,819
							(7,039)	(7,039)
						(4,738)	(721)	(5,459)
9,830	17,575	35,377				176,244	36,956	837,411
	17.894	12.850				3		
173.710								
100.00	1.10	1.10				3.53		
50,00	50,00	100,00				100,00		
34.742	94.114	122.857				171.304		
(15.083)	(58.964)	(87.480)				4.940		
19.659	35.150	35.377				176.244		

A Klabin detém 100% do capital total da Riocell S.A., que tem por objeto social a industrialização e comércio de celulose, papel e seus artefatos, inclusive importação e exportação, madeira, agricultura, silvicultura, inclusive florestamento e reflorestamento.

Em razão da transferência da unidade fabril, acima mencionada, a Klabin S.A. e a Riocell S.A. celebraram um contrato de arrendamento e exploração pelo qual a Klabin S.A. arrendou o estabelecimento industrial (em plena operação, incluindo as atividades de fabricação de celulose e papel) transferido para a Riocell S.A., pelo prazo improrrogável de 6 meses, mediante o pagamento mensal de R$ 5.000.

Até que a Riocell S.A. passe a operar de forma independente, sua principal fonte de receitas será o recebimento dos valores pagos pela Klabin, de acordo com o Contrato de Arrendamento descrito e mencionado acima. A partir de então, a Riocell deverá ter como principais fontes de receitas a operação e exploração das atividades descritas, acima, em seu objeto social.

Because of the above-mentioned plant transfer, Klabin S.A. and Riocell S.A. entered into a leasing and exploitation agreement in which Klabin S.A. leased its plant (in full operation, including the manufacturing of pulp and paper) to Riocell S.A. for a non-renewable term of six months, with a monthly payment of R$ 5,000.

Until Riocell S.A. is able to operate independently, its main revenue will be provided by the amounts paid by Klabin, in accordance with the leasing agreement mentioned above. As soon as Riocell becomes independent, its main revenue will be provided by its main activities described above.

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

(e) Investimentos na Argentina

Desde 1991, a Argentina vinha operando com um sistema de câmbio fixo entre a moeda local (Peso) e o Dólar norte-americano à taxa de US$ 1= $ 1. Em 21 de dezembro de 2001, o governo, frente à situação de crise existente no ambiente político, econômico e financeiro desse país, declarou feriado bancário, incluindo o mercado de câmbio, que somente retornou a operar em 11 de janeiro de 2002. No início de janeiro de 2002, várias medidas foram determinadas pelo governo argentino com o objetivo de reestabelecer a estabilidade econômico-financeira do país, incluindo: desvalorização da moeda local; criação dos mercados de câmbio fixo e livre; transformação em Pesos ("pesificação") de saldos e transações relativas a operações internas transacionadas anteriormente em Dólares norte-americanos; introdução de exigência de autorização, por parte do Banco Central Argentino, para operações de remissão de dividendos, pagamento de *royalties*, serviços de dívidas em moeda estrangeira; limitação de operações de saque de saldos depositados em bancos; reescalonamento de prazos de aplicações financeiras, etc.
A preparação e conversão das demonstrações financeiras das controladas KCK Tissue S.A. e Klabin Argentina S.A. em 31 de dezembro de 2001, incluídas nas demonstrações financeiras consolidadas conforme descrito na Nota 6, foram realizadas com base na cotação do Dólar livre do dia 11 de janeiro de 2002 (de $ 1,60 por Dólar). Perdas decorrentes da utilização desta cotação, no montante total de R$ 61.099, foram integralmente refletidas do resultado da Klabin S.A. em 31 de dezembro de 2001.

As demonstrações financeiras dessas controladas em 31 de dezembro de 2002, igualmente incluídas nas demonstrações financeiras consolidadas, incorporam ajuste inflacionário calculado com base na variação do IPM - Índice de Preços no Atacado (118%), tal como requerido pela Federação Argentina dos Conselhos Profissionais de Ciências Econômicas. A conversão para Reais foi realizada com base na taxa do Dólar livre do dia 31 de Dezembro de 2002 (de $3,36 por Dólar).

Apesar da relativa melhora observada em alguns importantes indicadores da atividade econômica do país ao final de 2002, notadamente estabilização da taxa de câmbio e reversão da tendência de queda da atividade industrial e comercial, nas atuais circunstâncias, é ainda impraticável determinar com segurança e precisão os efeitos sobre os negócios das investidas argentinas resultantes da crise econômica que atravessa aquele país, bem como das medidas econômicas adotadas pelo governo para solucioná-la e seus potenciais efeitos sobre os investimentos e/ou sobre as contas a receber mantidas pelas empresas Klabin, na Argentina, em 31 de dezembro de 2002, que totalizam R$ 52.952 e R$ 61.696 (líquidos de provisão para contas de liquidação duvidosa de R$ 4.534), respectivamente, bem como sobre os financiamentos denominados em moeda estrangeira contratados naquele país, totalizando R$ 17.067 naquela data.

Entretanto, à luz das informações disponíveis no momento da elaboração dessas demonstrações financeiras, a administração entende não haver expectativa de perdas não-refletidas.

(e) Investments in Argentina

Since 1991, Argentina had a fixed foreign exchange parity between the local currency (peso) and the U.S. dollar at the rate of US$ 1= $ 1. On December 21, 2001, the Argentine Government, faced with a crisis situation in the political, economic and financial environment, decreed a bank holiday, which included the foreign exchange market, which recommenced activities on January 11, 2002. At the beginning of January 2002, the Argentine Government introduced various measures to restore economic and financial stability to the country, including: devaluation of the local currency; establishment of fixed and free foreign exchange markets; conversion into pesos of balances and transactions in domestic transactions previously negotiated in U.S. dollars; introduction of a requirement for an authorization by the Central Bank of Argentina for remittance of dividends, payment of royalties and of interest on foreign currency loans; limitation of withdrawals of balances deposited in banks; rescheduling of financial investment terms, etc.
The preparation and translation of the financial statements of the subsidiaries KCK Tissue S.A. and Klabin Argentina S.A. as of December 31, 2001, included in the consolidated financial statements as described in Note 6, were carried out based on the free market quotation of the U.S. dollar on January 11, 2002 ($ 1.60 per U.S. dollar). The R$ 61,099 of losses arising from the use of this quotation was fully included in the results of operations of Klabin S.A. for the year ended December 31, 2001.

At December 31, 2002, the financial statements of these subsidiaries, which were used to prepare the consolidated financial statements, include the inflation effects based on the wholesale price index (IPM) variation (118%), as required by the Argentine Federation of Professional Economic Science Council. The conversion into reais was carried out based on the free U.S. dollar exchange rate as of December 31, 2002 ($3.36 per U.S. dollar).

There were some improvements in certain important economic indexes of the country at the end of 2002, mainly related to the stabilization of the foreign exchange rate and the reversal of the declining trend in industrial and commercial activities. However, in the current scenario, it is still impossible to determine with confidence and accuracy the effects on the Argentine subsidiaries' business as a result of the economic crisis of that country, as well as the related economic measures adopted by the Government, and the potential effects on investments and/or receivables for Klabin subsidiaries in Argentina at December 31, 2002, totaling R$ 52,952 and R$ 61,696 (net of allowance for doubtful accounts of R$ 4,534), respectively, as well as financings in foreign currency obtained in that country in the amount of R$ 17,067 at that date.

However, based on the information available at the time of preparation of these financial statements, management believes that no additional losses are expected to occur which have not been reflected.

12 IMOBILIZADO / PROPERTY, PLANT AND EQUIPMENT

(a) Controladora / Parent company

	Terrenos Land	Edifícios e construções Buildings and improvements	Máquinas, equipamentos e Instalações Machinery, equipment and installations	Obras e instalações em andamento Construction in progress	Florestamento e reflorestamento Forestation and reforestation	Outros Other	Total Total
Taxas de depreciação /		2 a 4	5 a 20			4 a 25	
Depreciation rate - %		2 to 4	5 to 20			4 to 25	
(i) Movimentação / Activity							
Saldo em 31 de dezembro de 2001 /							
At December 31, 2001	217.471	225.100	1.208.061	402.588	370.788	94.060	2.518.068
Adições / Additions		19	2.963	121.425	20.095	3.927	148.429
Baixas / Disposals	(1.428)	(3.004)	(2.571)	(581)		(452)	(8.036)
Transferências entre contas /							
Transfer between accounts	(42)	(4.397)	411.881	(405.081)		(2.361)	
Integralização de capital com bens /							
Payment of capital with assets	(44.279)	(25.829)	(511.555)	(26.750)	(78.842)	(1.897)	(689.152)
Transferências para/do diferido /							
Transfer to/from deferred charges			45.347	(30)		938	46.255
Depreciação / Depreciation		(13.900)	(161.198)			(16.330)	(191.428)
Exaustão / Depletion					(20.318)		(20.318)
Provisão para perdas / Provision for losses						(1.998)	(1.998)
Saldo em 31 de dezembro de 2002 /							
At December 31, 2002	171.722	177.989	992.928	91.571	291.723	75.887	1.801.820
(ii) Composição de saldos / Composition of balances							
Custo / Cost	171.722	309.465	2.116.390	91.571	448.786	191.512	3.329.446
Depreciação acumulada / Accumulated depreciation		(131.476)	(1.123.462)			(115.625)	(1.370.563)
Exaustão acumulada / Accumulated depletion					(157.063)		(157.063)
Saldo em 31 de dezembro de 2002 /							
At December 31, 2002	171.722	177.989	992.928	91.571	291.723	75.887	1.801.820
Custo / Cost	217.471	389.633	2.569.572	402.588	553.524	209.999	4.342.787
Depreciação acumulada / Accumulated depreciation		(164.533)	(1.361.511)			(115.939)	(1.641.983)
Exaustão acumulada / Accumulated depletion					(182.736)		(182.736)
Saldo em 31 de dezembro de 2001 /							
At December 31, 2001	217.471	225.100	1.208.061	402.588	370.788	94.060	2.518.068

(b) Consolidado / Consolidated

	Terrenos Land	Edifícios e construções Buildings and improvements	Máquinas, equipamentos e Instalações Machinery, equipment and installations	Obras e instalações em andamento Construction in progress	Florestamento e reflorestamento Forestation and reforestation	Outros Other	Total Total
(i) Movimentação / Activity							
Saldo em 31 de dezembro de 2001 /							
At December 31, 2001	228.432	293.734	1.500.349	422.063	372.368	110.139	2.927.085
Adições / Additions		145	4.420	148.671	20.132	8.363	181.731
Baixas / Disposals	(2.113)	(3.004)	(3.286)	(581)	(654)	(744)	(10.382)
Transferências entre contas /							
Transfer between accounts	10	(4.810)	418.515	(411.261)		(2.454)	
Transferências para/do diferido /							
Transfer to/from deferred charges			45.347	(129)		938	46.156
Depreciação / Depreciation		(16.862)	(189.090)			(18.703)	(224.655)
Exaustão / Depletion					(20.812)		(20.812)
Provisão para perdas / Provision for losses						(1.998)	(1.998)
Efeitos inflacionários do exterior /							
Foreign inflation effects	822	7.688	21.373	(3.129)		(2.778)	23.976
Saldo em 31 de dezembro de 2002 /							
At December 31, 2002	227.151	276.891	1.797.628	155.634	371.034	92.763	2.921.101
(ii) Composição de saldos / Composition of balances							
Custo / Cost	227.151	472.467	3.441.981	155.634	574.567	241.187	5.112.987
Depreciação acumulada / Accumulated depreciation		(195.576)	(1.644.353)			(148.424)	(1.988.353)
Exaustão acumulada / Accumulated depletion					(203.533)		(203.533)
Saldo em 31 de dezembro de 2002 /							
At December 31, 2002	227.151	276.891	1.797.628	155.634	371.034	92.763	2.921.101
Custo / Cost	228.432	471.336	2.973.096	422.063	555.105	241.516	4.891.548
Depreciação acumulada / Accumulated depreciation		(177.602)	(1.472.747)			(131.377)	(1.781.726)
Exaustão acumulada / Accumulated depletion					(182.737)		(182.737)
Saldo em 31 de dezembro de 2001 /							
At December 31, 2001	228.432	293.734	1.500.349	422.063	372.368	110.139	2.927.085

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

- A depreciação dos exercícios findos em 31 de dezembro de 2002 e 2001 foi substancialmente apropriada ao custo de produção.
- Os investimentos em curso referem-se substancialmente ao término do projeto Riocell 2000 da Klabin S.A. (R$ 46.802), implantação do terceiro Coater na máquina 7 (R$ 23.009) e da planta de reciclados (R$ 26.126).
- Foi alocado ao custo dos investimentos em curso, financiados por terceiros, o valor de R$ 11.438 (2001 - R$ 33.354), referente a encargos financeiros, de acordo com o disposto na Deliberação CVM nº 193/96.

- The depreciation for the years ended December 31, 2002 and 2001 was substantially absorbed in the cost of production.
- The construction in progress refers mainly to the completion of the Riocell 2000 project of Klabin S.A. (R$ 46,802), implementation of the third coater in machine no. 7 (R$ 23,009) and the recycling plant (R$ 26,126).
- In accordance with CVM Instruction 193/96, R$ 11,438 (2001 - R$ 33,354) of financial charges were allocated to the cost of construction in progress being financed by third parties.

13 DIFERIDO / DEFERRED CHARGES

				2002	2001
		Custo Cost	Amortização acumulada Accumulated amortization	Líquido Net	Líquido Net
Controladora / Parent company					
Ágio na aquisição de empresas incorporadas / Goodwill arising on the merger of :					
• Klamasa Participações S.A. / Klamasa Participações S.A.	(i),(ii)	83.836	19.562	64.274	81.042
• Igaras Papéis e Embalagens S.A. / Igaras Papéis e Embalagens S.A.	(ii)	186.363	61.273	125.090	162.363
Gastos implant. e pré-operacionais / Pre-operating and implementation expenses	(iii)	88.656	76.440	12.216	30.668
Gastos de reorganização e instalação / Reorganization costs	(iii)	2.956	2.145	811	25.829
Outros / Other		7.265	5.351	1.914	4.428
		369.076	164.771	204.305	304.330
Consolidado / Consolidated					
Klabin Kimberly S.A. / Klabin Kimberly S.A.	(iv)	34.720	17.756	16.964	23.607
Klabin Bacell S.A. / Klabin Bacell S.A.	(v)	54.625	28.359	26.266	31.455
Klabin Argentina S.A. / Klabin Argentina S.A.		11.490	8.689	2.801	4.230
Outras / Other		2.613	534	2.079	1.067
		472.524	220.109	252.415	364.689

(i) Corresponde ao valor líquido resultante do ágio e deságio de R$ 255.332 e R$ 171.496, respectivamente, que foi incorporado pela Klabin S.A. em conexão com a incorporação da Indústrias Klabin S.A. em 2001.

(ii) Os valores de ágio estão fundamentados por expectativa de rentabilidade futura e estão sendo amortizados com base nas respectivas projeções de resultados (em até cinco anos).

(iii) Compreende as despesas pré-operacionais das unidades de branqueamento e de cloro-soda da Klabin S.A. que estão sendo amortizadas em dez anos, e despesas de implantação e pré-operacionais de diversos projetos das divisões industriais, que estão sendo amortizadas entre cinco e dez anos.

(iv) Corresponde, substancialmente, ao ágio por rentabilidade futura pago na aquisição da Lalekla S.A., que está sendo amortizado em cinco anos.

(v) Refere-se às despesas da fase inicial de operacionalização da Klabin Bacell S.A., quando o nível de produção com a qualidade desejada obedeceu a uma curva de aprendizagem, que encerrou-se em dezembro de 1997. Está sendo amortizado à taxa de 10% ao ano.

(i) This corresponds to the net amount of the goodwill and negative goodwill of R$ 255,332 and R$ 171,496, respectively, which was recorded by Klabin S.A. in connection with the merger of Indústrias Klabin S.A. in 2001.

(ii) The goodwill amounts are based on the expectation of future profitability and are being amortized based on the related projections of profits (in up to five years).

(iii) These are pre-operating expenses of the bleaching and soda-chlorine units of Klabin S.A., which are being amortized over ten years, as well as the implementation and pre-operating expenses of several projects of the industrial divisions, which are being amortized over five to ten years.

(iv) This goodwill amount is mainly based on future profitability paid on the purchase of Lalekla S.A., which is being amortized over five years.

(v) This refers to expenses related to the start-up of Klabin Bacell S.A., when the production level with the desired quality followed a learning curve ending in December 1997. It is being amortized at the rate of 10% per year.

14 FINANCIAMENTOS / LOANS

(a) Posição / Position

	Juros anuais % / Annual interest %	Controladora / Parent company			
				2002	2001
		Curto prazo / Short-term	Longo prazo / Long-term	Total / Total	Total / Total
Em moeda nacional / Local currency					
• BNDES / National Bank for Economic and Social Development (BNDES)	7,0 a 13,2	136.459	424.329	560.788	566.344
• FINAME / Government Agency for Machinery and Equipment Financing (FINAME)	7,5 a 13,2	19.496	20.232	39.728	58.859
• Outros / Other	1,0 a 36,8	240.930	13.554	254.484	6.510
		396.885	458.115	855.000	631.713
Em moeda estrangeira / Foreign currency					
• Ativo imobilizado / Loan to finance property, plant and equipment	2,0 a 12,0	27.784	53.530	81.314	84.269
• Exportação / Export financing	2,6 a 15,2	444.122	352.655	796.777	1.063.814
• Eurobônus / Eurobonds	11,0	10.429	247.331	257.760	424.634
• Outros / Other	6,6 a 34,7	183.859		183.859	81.452
		666.194	653.516	1.319.710	1.654.169
		1.063.079	1.111.631	2.174.710	2.285.882
Contrato de troca de Índices hedge / Interest rate swap contract – hedge	CDI a CDI + 7,6	(29.282)	(130.948)	(160.230)	23.758
		1.033.797	980.683	2.014.480	2.309.640

	Juros anuais % / Annual interest %	Taxa média ponderada Weighted average rate	Consolidado / Consolidated			
					2002	2001
			Curto prazo / Short-term	Longo prazo / Long-term	Total / Total	Total / Total
Em moeda nacional / Local currency						
• BNDES / BNDES	7,0 a 13,2	10,7	137.508	424.590	562.098	568.619
• FINAME / FINAME	7,5 a 13,2	10,6	22.028	23.990	46.018	65.190
• Outros / Other	1,0 a 36,8	11,4	256.923	14.999	271.922	15.730
			416.459	463.579	880.038	649.539
Em moeda estrangeira (i) / Foreign currency (i)						
• Ativo imobilizado / Loan to finance property, plant and equipment	2,0 a 12,0	6,6	39.518	58.863	98.381	142.800
• Exportação / Export financing	2,6 a 15,2	5,2	402.118	286.869	688.987	1.063.819
• Eurobônus / Eurobonds	11,0	11,0	3.440	80.203	83.643	310.703
• Outros / Other	4,1 a 34,7	9,5	303.178		303.178	218.108
			748.254	425.935	1.174.189	1.735.430
			1.164.713	889.514	2.054.227	2.384.969
Contrato de troca de Índices hedge (ii) Interest rate swap contract – hedge (ii)	CDI a CDI + 7,6		(29.282)	(130.948)	(160.230)	23.758
			1.135.431	758.566	1.893.997	2.408.727

(b) Vencimentos no longo prazo: / Maturity of long-term loans:	2002	2001
2003		535.895
2004	491.310	409.211
2005	51.184	167.956
2006	101.278	80.045
2007	81.906	63.549
2008	22.711	17.753
2009 em diante / onwards	10.177	7.633
	758.566	1.282.042

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

(i) 97% em US$ e 3% em EURO.

(ii) A Klabin S.A. possui contratos de troca de índices financeiros "swap" com ativos vinculados ao US$, visando reduzir os riscos de exposição ao câmbio. O resultado dessas operações está integralmente apropriado ao resultado do período e corresponde a um ganho de R$ 232.942, em 31 de dezembro de 2002.

Em 25 de setembro de 2002, foi antecipado o resgate dos contratos de "swap" com o Banco Votorantin S.A. no valor de US$ 200 milhões, com vencimento original para julho de 2004. Essa operação gerou um ganho financeiro de R$ 25.425 mil, líquido de imposto de renda.

Nessa mesma data foi efetuado contrato de "swap" de US$ 150 milhões, com a mesma instituição financeira, e vencimento para dezembro de 2005.

(c) Garantias

Os encargos financeiros provisionados estão incluídos nas próprias contas de financiamentos, que estão garantidos por estoques, terrenos, edifícios, benfeitorias, máquinas, equipamentos e instalações, bem como por avais e fianças de terceiros.

(d) Restrições relativas a índices financeiros

Conforme estabelecem determinados contratos de obrigações financeiras, a Klabin está obrigada à manutenção de determinados índices financeiros cujo descumprimento, e não-regularização em prazo hábil, poderá resultar, a critério dos respectivos credores, no vencimento antecipado e conseqüente reclassificação para o curto prazo, das parcelas de longo prazo das respectivas obrigações, no montante de R$ 274.739.

Em face da situação adversa no mercado financeiro e como resultado da forte desvalorização cambial ocorrida no exercício, comentada na Nota 3, os saldos dos financiamentos em moeda estrangeira e a correspondente despesa financeira elevaram-se de maneira tal a provocar o descumprimento de determinados índices estabelecidos nos referidos contratos, não obstante o fato de todas as demais obrigações contratuais, inclusive quanto a pagamentos de juros e parcelas de principal, estarem sendo pontualmente cumpridas pela companhia. Conforme previsto nos correspondentes contratos, a Klabin iniciou o processo de negociação (não-concluído) junto aos respectivos credores no sentido da regularização das cláusulas dos respectivos índices financeiros. Não obstante, até a data dessas demonstrações financeiras, nenhuma das referidas instituições financeiras havia exigido o pagamento antecipado das obrigações da Klabin.

(e) Eurobônus

Em 1996, foram emitidos US$ 70 milhões em Eurobônus com vencimento final em agosto de 2004. Desse montante, US$ 47,6 milhões foram adquiridos e estão em poder de empresa do grupo.

15 DEBÊNTURES

Conforme mencionado na Nota 3 – Reestruturação Financeira, em 15 de dezembro de 2002 a Klabin emitiu 10.360 Debêntures de sua 4ª emissão. As Debêntures são escriturais e nominativas, não-conversíveis em ações, de valor unitário de R$ 100 e valor total de R$ 1.036.000, e possuem as seguintes principais características:

(a) Séries e vencimentos

Foram emitidas Debêntures de 1ª Série, no valor de R$ 472.000, vencíveis em 15 de outubro de 2004 e de 2ª Série, no valor de R$564.000, vencíveis em 15 de dezembro de 2005.

As Debêntures de 1ª série encontram-se classificadas no passivo circulante dada a obrigação descrita no Item (c.1(ii)) abaixo.

(i) 97% in U.S. dollars and 3% in EURO.

(ii) Klabin S.A. has entered into swap contracts with receivable positions indexed to the U.S. dollar, basically to reduce foreign exchange risks. The results of these transactions are fully recorded in income for the year and amount to a gain of R$ 232,942 at December 31, 2002.

On September 25, 2002, swap contracts with a nominal amount of US$ 200 million with Banco Votorantim S.A. were redeemed before their maturity in July 2004. The gain on this transaction amounted to R$ 25,425 thousand, net of income tax. A US$ 150 million swap contract, which matures in December 2005, was entered into with the same financial institution on the same date.

(c) Guarantees

The accrued financial charges are included in the loan accounts, which are backed by inventories, land, buildings, improvements, machinery, equipment and installations, as well as guarantees and sureties from third parties.

(d) Restrictions related to financial indexes

Certain loan contracts require Klabin to maintain some financial indexes which, if not achieved and not corrected on a timely basis, may result, at the related creditors' discretion, in acceleration of their repayment and consequent reclassification from long-term maturities to current, in a total amount of R$ 274,739.

In view of the adverse situation of the financial market and as a result of the high currency devaluation in the year, mentioned in Note 3 above, the balances of foreign currency loans and related financial expenses increased to such an extent that the Company failed to comply with certain financial covenant indexes required in the contracts, notwithstanding the fact that all other contractual requirements, including payment of interest and principal, were being duly met. In conformity with the provisions of the contracts, Klabin has started negotiations (not finalized) with the creditors to adjust the contracted clauses establishing these financial indexes. Notwithstanding, up to the date these financial statements were prepared, no financial institution had demanded the accelerated payment of Klabin's liabilities.

(e) Eurobonds

In 1996, the Company issued US$ 70 million in Eurobonds due in August 2004. US$ 47.6 million of this amount were purchased and are held by a group company.

15 DEBENTURES

As mentioned in Note 3 – Financial Restructuring, Klabin issued 10,360 of its fourth debenture issue on December 15, 2002. These debentures are registered and nominative, non-convertible into shares, with a unit value of R$ 100 and total amount of R$ 1,036,000. They have the following characteristics:

(a) Series and maturities

The Company issued first series debentures in the amount of R$ 472,000 due on October 15, 2004, and second series debentures in the amount of R$ 564,000 due on December 15, 2005.

The first series debentures were classified in current liabilities because of the term described in item (c.2) below.

(b) Remuneração e pagamentos

As Debêntures serão remuneradas à base de 100% da SELIC, acrescida de uma taxa de 4,5% ao ano, que poderá acrescer a 7,5% ao ano, caso a Klabin não cumpra determinadas obrigações constantes da escritura de emissão das Debêntures. As Debêntures da 2ª Série estarão sujeitas a duas repactuações programadas, a primeira prevista para 15 de dezembro de 2003 e a segunda para 15 de dezembro de 2004. Os valores relativos aos Juros Remuneratórios deverão ser pagos trimestralmente, sempre no dia 15 dos meses de março, junho, setembro e dezembro de cada ano.

(c) Obrigações especiais de fazer e restrições relativas a índices financeiros

(c.1) Obrigações especiais de fazer

Nos termos da Escritura de Emissão das Debêntures, a Klabin obriga-se a:

(i) exercer, até 30 de junho de 2003, a opção de venda de ações conforme estabelecido no "Acordo de Acionistas" firmado com a Kimberly Clark, no tocante à sua participação no capital social da Klabin Kimberly S.A.;

(ii) alienar e realizar a conseqüente liquidação financeira integral, até 15 de outubro de 2003, de quaisquer ativos (inclusive as ações representativas do capital social da Klabin Kimberly S.A) em valor suficiente para realizar o resgate obrigatório das Debêntures de 1ª Série, independentemente do exercício do direito de opção de venda das ações mencionadas acima.

Adicionalmente, a Klabin obriga-se a resgatar antecipadamente todas as Debêntures da 2ª Série, até 15 de dezembro de 2003 na hipótese de não-aceitação, pela Kimberly Clark Tissue do Brasil Ltda. e/ou sua controladora Kimberly Clark Worldwide, Inc. até 30 de junho de 2003, do exercício da opção de venda de ações de sua titularidade, representativas do capital social da Klabin Kimberly S.A. nos termos constantes do Acordo de Acionistas firmado entre a Emissora e a Kimberly Clark.

O descumprimento conjunto das obrigações referidas acima acarretará o vencimento antecipado da totalidade das debêntures emitidas.

(c.2) Restrições relativas a índices financeiros

A Klabin está obrigada a manter a relação dívida/EBITDA (lucro antes das despesas financeiras, impostos, depreciação e amortização), calculada em 30 de setembro de 2003 com base nos 12 meses precedentes - nos termos definidos na correspondente escritura de emissão - em até 2,0 ou 2,3 (caso a dívida de curto prazo consolidada corresponda a, no máximo, 40% de sua dívida total). A não-observância dessa obrigação, além de ocasionar a automática elevação da taxa de juros remuneratórios em 3% ao ano, poderá determinar o vencimento antecipado de todas as Debêntures da 2ª Série em 15 de dezembro de 2003.

(d) Garantias

Em garantia das Debêntures de 1ª Série, além de fiança prestada por acionistas da Klabin S.A., foram dadas em caução ações de emissão da Klabin S.A. representativas, de 59,45% e 20,52% do seu capital votante e do seu capital total, respectivamente.

Para garantia das Debêntures de 2ª Série, além de fiança prestada por acionistas da Klabin S.A., foram dadas em caução ações de emissão da Riocell S.A., de propriedade da Klabin S.A. e da controlada Klabin do Paraná Produtos Florestais Ltda., representativas de 100% do seu capital total. Adicionalmente, as referidas debêntures estão garantidas por hipotecas sobre unidades industriais de propriedade da Klabin e da Riocell S.A., bem como sobre imóveis rurais (florestas) e respectivas acessões.

(b) Remuneration and payment

The debentures are remunerated at 100% of the SELIC rate, plus 4.5% per year, which can reach up to 7.5% per year, if Klabin does not comply with certain conditions included in the debenture issue indenture. The second series debentures will be subject to two scheduled renegotiations, the first on December 15, 2003 and the second on December 15, 2004. The interest is to be paid quarterly, on the 15th of March, June, September and December of each year.

(c) Special conditions and restrictions related to financial indexes

(c.1) Special conditions

According to the terms of the debenture issue indenture, Klabin shall:

(i) exercise, up to June 30, 2003, a put option, in accordance with the Stockholders' Agreement signed with Kimberly Clark, in relation to its shares in the capital of Klabin Kimberly S.A.;

(ii) dispose and realize the resulting financial settlement up to October 15, 2003 of any assets (including shares of Klabin Kimberly S.A. capital) in an amount sufficient to realize the mandatory redemption of first series debentures, regardless of the put option mentioned above.

In addition, Klabin is required to redeem in advance all second series debentures up to December 15, 2003, if Kimberly Clark Tissue do Brasil Ltda. and/or its parent company Kimberly Clark Worldwide, Inc. does not accept the exercise of the put option of Klabin's shares in Klabin Kimberly S.A. up to June 30, 2003.

The non-compliance with all the above-mentioned conditions will result in the immediate maturity of all issued debentures.

(c.2) Restrictions related to financial indexes

Klabin has to maintain a debt/EBITDA (earnings before interest, taxes, depreciation and amortization) ratio calculated on September 30, 2003 based on the prior 12 months – according to the terms defined in the issue indenture – of no more than 2.0 or 2.3 (in case the consolidated short-term debt is no more than 40% of its total debt). The non-compliance with this condition will automatically increase the interest rate by 3% per year and accelerate the maturity date of all second series debentures to December 15, 2003.

(d) Guarantees

As a guarantee for the first series debentures, the stockholders of Klabin S.A. pledged sureties and 59.45% and 20.52% of the voting capital and the total capital, respectively, of Klabin S.A.

In order to guarantee the second series debentures, the stockholders of Klabin S.A. pledged sureties, in addition to Riocell S.A. shares held by Klabin S.A. and its subsidiary Klabin do Paraná Produtos Florestais Ltda., corresponding to 100% of the total capital. In addition, these debentures are guaranteed by mortgages of plants owned by Klabin and Riocell S.A., as well as rural properties (forests), including their respective improvements.

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

16 PATRIMÔNIO LÍQUIDO

(a) Capital

O capital social da Klabin S.A., subscrito e integralizado, dividido em ações, sem valor nominal, é assim distribuído:

16 STOCKHOLDERS' EQUITY

(a) Capital

The subscribed and paid-up capital of Klabin S.A. comprises the following shares, with no nominal value:

	Quantidade de ações / Number of shares	
	2002	2001
Ações ordinárias / Common shares	317.049.392	317.049.392
Ações preferenciais / Preferred shares	601.750.949	601.750.949
	918.800.341	918.800.341

(b) Ações em tesouraria

Durante o exercício, a companhia adquiriu 199.501 ações ordinárias de acionistas dissidentes da operação de reestruturação societária mencionada na Nota 2.

Esses acionistas tiveram reembolso do capital investido com base nos termos da Oferta Pública de Permuta de Ações Preferenciais da IKPC – Indústrias Klabin de Papel e Celulose S.A. por ações ordinárias e preferenciais da Klabin S.A. (anteriormente denominada Klabin Riocell S.A. – sendo 3,5 ações da Klabin Riocell S.A. para cada ação da IKPC). A referida oferta pública foi devidamente aprovada pela Comissão de Valores Mobiliários – CVM e realizada com base no valor econômico das respectivas empresas , conforme relatório de Avaliação Econômico-Financeira emitido por avaliadores independentes em 23 de setembro de 2000.

Em 31 de dezembro de 2002, a companhia mantinha em tesouraria 1.117.045 ações, ao preço médio de R$ 3,46 conforme demonstrado abaixo:

(b) Treasury stock

During the year, the company purchased 199,501 common shares from stockholders that decided not to participate in the corporate restructuring mentioned in Note 2.

These stockholders received reimbursement of their investment based on the conditions of the Public Swap Offer of Preferred Shares of IKPC – Indústrias Klabin de Papel e Celulose S.A. for common and preferred shares of Klabin S.A. (formerly Klabin Riocell S.A. – at the rate of 3.5 shares of Klabin Riocell S.A. for each IKPC share). This public offer was duly approved by the CVM and carried out based on the economic value of these companies, according to the economic and financial appraisals of independent appraisers as of September 23, 2000.

At December 31, 2002, the Company held 1,117,045 shares, at the average price of R$ 3.46 (in whole reais), as shown below:

	Quantidade de ações / Number of shares		
	ON / Common shares	PN / Preferred shares	Total / Total
Saldo em 31 de dezembro de 2001 / Balance at December 31, 2001	22.328	895.216	917.544
Aquisições de acionistas dissidentes / Purchased from stockholders during the corporate restructuring	199.501		199.501
	221.829	895.216	1.117.045

(c) Direito das ações

As ações preferenciais, sem direto a voto, têm prioridade no reembolso, em caso de liquidação da companhia, e recebem dividendos 10% superiores àqueles atribuídos às ações ordinárias.

(c) Share rights

The preferred shares have no voting rights, have priority to the return of capital if the Company were to be liquidated, and receive dividends which are 10% higher than those attributed to the common shares.

(d) Reservas

(i) Reserva estatutária

Constituída por parcela variável do lucro líquido ajustado na forma da lei com a finalidade de assegurar recursos para investimentos em bens de ativo permanente e reforço de capital de giro.

(ii) Reserva de reavaliação

Consoante Instrução CVM nº 197/93, a companhia decidiu não aplicar os dispositivos previstos nos artigos 1º e 2º da Instrução CVM nº 189/92 (imposto de renda e contribuição social sobre a reserva de reavaliação). A aplicação desses dispositivos ajustaria a reserva de reavaliação nos seguintes valores:

(d) Reserves

(i) Statutory reserve (Investments and working capital)

This reserve is recorded through transfers of a variable portion of net income, adjusted in accordance with corporate legislation, for funding investments in permanent assets and increases in working capital.

(ii) Revaluation reserve

In accordance with the provisions of CVM Instruction 197/93, the company decided not to apply the requirement of articles one and two of CVM Instruction 189/92 (income tax and social contribution on the revaluation reserve). The application of these requirements would adjust the revaluation reserve by the following amounts:

Reserva de reavaliação em 31 de dezembro 2002 / Revaluation reserve at December 31, 2002	93.799
Parcela relativa à correção monetária prevista na Lei 8200/91, incluída na reserva de reavaliação / Price-level restatement determined by Law 8200/91, included in revaluation reserve	(45.155)
Encargos tributários / Tax effects	(16.539)
	32.105

(e) Dividendos

Em cada exercício são assegurados aos acionistas dividendos não-inferiores a 25% do lucro líquido ajustado nos termos da legislação societária.

(e) Dividends

Stockholders are entitled to a minimum compulsory dividend of 25% of net income of each year, adjusted in accordance with corporate legislation.

17 INSTRUMENTOS FINANCEIROS

(a) Gerenciamento de risco

A Klabin S.A. e controladas participam de operações envolvendo instrumentos financeiros, todos registrados em contas patrimoniais, que se destinam a atender suas necessidades operacionais, bem como a reduzir a exposição a riscos financeiros, principalmente de crédito, de moeda e de taxa de juros. A administração desses riscos é efetuada por meio da definição de estratégias, estabelecimento de sistemas de controle e determinação de limites de posições. Não são realizadas operações envolvendo instrumentos financeiros com finalidade especulativa.

(b) Risco de crédito

Esses riscos são administrados por normas específicas de aceitação de clientes, análise de crédito e estabelecimento de limites de exposição por cliente (nenhum cliente representa, individualmente, mais que 11% das vendas consolidadas totais).

(c) Risco de moeda e operações com derivativos

A Klabin S.A. e controladas realizam operações envolvendo instrumentos financeiros derivativos para proteger o seu passivo ou exposição líquida em Dólares norte-americanos dos efeitos de variações cambiais. As operações de "hedge" sem caixa "swap" substituem a variação cambial passiva pela variação do CDI (Certificado de Depósito Interbancário). Os ganhos ou perdas apurados nestas operações, no montante de R$ 232.942 em 2002, são integralmente reconhecidos no resultado do exercício e registrados como acréscimos ou reduções dos correspondentes financiamentos ou passivos por debêntures, tal como mencionado na Nota 14 (ii).

Adicionalmente, como cerca de 36 % das vendas é realizada em Dólares norte-americanos, a administração acredita haver um "hedge" natural de parte do seu passivo em moeda estrangeira a partir de suas operações tradicionais de venda.

Tendo em vista que os contratos de "swap" acima referidos estão vinculados à variação do CDI, que reflete as variações diárias nas taxas de juros praticadas nas operações envolvendo instituições financeiras, a administração acredita não haver divergências significativas entre os valores de mercado destes contratos e os saldos reconhecidos nas demonstrações financeiras.

(d) Risco de taxa de juros

A Klabin S.A. e controladas adotam políticas conservadoras de captação e aplicação de recursos financeiros. As aplicações financeiras, no montante consolidado de R$ 58.871 (2001 R$ 59.161) em 31 de dezembro, refletem, substancialmente as condições de mercado no final do exercício.

17 FINANCIAL INSTRUMENTS

(a) Risk management

Klabin S.A. and subsidiaries carry out transactions involving financial instruments, all recorded in asset and liability accounts, to meet their own needs as well as to reduce their exposure to market, currency and interest rate risks. They manage these risks by means of operating strategies, control policies and the determination of position limits. No transactions involving financial instruments of a speculative nature are carried out.

(b) Credit risk

These risks are managed by specific rules for acceptance of customers, credit analysis and determination of exposure limits by customer (no individual customer represents more than 11% of the total consolidated sales).

(c) Currency risk and transactions involving derivatives

Klabin S.A. and its subsidiaries carry out transactions involving derivative financial instruments to hedge their liabilities or net exposure in U.S. dollars against the effects of foreign exchange variations. Swap agreements replace the foreign exchange variations on liabilities with that of the Interbank Deposit Certificate (CDI) interest rate. Gains or losses on these operations, which amounted to a gain of R$ 232,942 in 2002, are recorded in results for the year and as additions or reductions of the loans or debentures, as mentioned in Note 14 (ii).

As approximately 36 % of the sales are in U.S. dollars, management believes that these sales represent a "natural hedge" of part of the liabilities in foreign currency.

Since the swap contracts referred to above are linked to the CDI variation, which reflects the daily changes in interest rates of transactions between financial institutions, management believes that there are no significant differences between the market values of these contracts and the balances in the financial statements.

(d) Interest rate risk

Klabin S.A. and its subsidiaries adopt conservative policies for funding and investing financial resources. As of December 31, investments in the consolidated amount of R$ 58,871 (2001 - R$ 59,161) substantially reflect market values at the end of the year.

Em milhares de Reais / All amounts in thousands of Reais unless otherwise indicated

18 PROVISÃO PARA CONTINGÊNCIAS

Com base na análise individual dos processos judiciais e suportadas por opinião de seus consultores jurídicos, a Klabin S.A. e suas controladas constituíram provisões, para eventuais perdas consideradas prováveis, conforme abaixo demonstradas:

18 PROVISION FOR CONTINGENCIES

Based on an individual analysis of the legal proceedings and supported by the opinion of their legal advisors, Klabin S.A. and its subsidiaries recorded provisions for possible losses as follows:

	Controladora /Parent company		Consolidado / Consolidated	
Natureza da contingência / Nature of the contingency	2002	2001	2002	2001
Tributária / Tax	177.762	142.266	184.064	148.064
Trabalhista / Labor	13.116	13.928	14.867	16.431
Cíveis / Civil	62	2.636	62	2.636
Outras / Other	478	306	478	306
	191.418	159.136	199.471	167.437

Desses montantes, os seguintes valores encontram-se suportados por depósitos judiciais registrados no ativo realizável a longo prazo:

Judicial deposits, recorded in long-term receivables, have been made to cover certain amounts of the above contingencies, as follows:

	Controladora /Parent company		Consolidado / Consolidated	
	2002	2001	2002	2001
Depósitos judiciais / Judicial deposits	117.078	75.602	120.254	78.365

Adicionalmente a tais processos, a Klabin S.A. e suas controladas estão envolvidas em contingências passivas de natureza tributária, fiscal, cível e trabalhista que envolvem possíveis riscos contingentes, não-provisionados, num montante aproximado de R$ 108.572 (2001 - R$ 55.625). O acréscimo verificado no ano de 2002 decorre, principalmente, de um processo administrativo onde se discute suposta falta de recolhimento de ISS no município do Rio de Janeiro. Com base na análise individual dos correspondentes processos judiciais e suportada por opinião de seus consultores jurídicos, a administração entende que eventuais perdas decorrentes de desfecho desfavorável desses processos, julgadas possíveis, não teriam efeitos relevantes sobre as demonstrações financeiras.

19 COBERTURA DE SEGUROS

Face à natureza de suas atividades, à distribuição das florestas em diversas áreas distintas e às medidas preventivas adotadas contra incêndio e outros riscos, as empresas adotam a política de não contratar cobertura de seguros para florestas, contratando, entretanto, para estoques e bens do ativo imobilizado sujeitos a riscos, por montantes considerados suficientes para fazer face a eventuais perdas considerando o conceito de perda máxima possível, que corresponde ao valor máximo possível de destruição em um mesmo evento.

Em 31 de dezembro de 2002, a Klabin S.A. e controladas possuem seguros contra incêndio de seus estoques, bens do imobilizado e riscos operacionais no valor corrigido de R$ 1.774.614.

In addition to these legal proceedings, Klabin S.A. and its subsidiaries are involved in tax, civil and labor contingent liabilities amounting to approximately R$ 108,572 (2001 - R$ 55,625), for which no provision has been recorded. The increase in 2002 is mainly related to an administrative process regarding the supposed lack of Service Tax (ISS) payment in the city of Rio de Janeiro. Based on an individual analysis of these cases and supported by the opinion of legal advisors, management believes that possible losses arising from unfavorable decisions would not have a material effect on the financial statements.

19 INSURANCE COVERAGE

In view of the nature of the activities, the fact that the forests are situated in various different locations, and considering the preventive measures taken against fire and other risks, the group companies do not maintain coverage for forests. They do, however, maintain coverage for inventories and property, plant and equipment subject to risk and in amounts considered sufficient to cover the maximum possible loss which could arise from destruction from a single event.

At December 31, 2002, Klabin S.A. and its subsidiaries had fire insurance coverage for inventories and property, plant and equipment and for operating risks in the restated amount of R$ 1,774,614.

20 BENEFÍCIOS A EMPREGADOS E PLANO DE PREVIDÊNCIA PRIVADA (CONSOLIDADO)

A Klabin S.A. e suas controladas concedem a seus empregados benefícios de seguro de vida, assistência médica e plano de aposentadoria. A contabilização desses benefícios obedece o regime de competência e a concessão desses cessa ao término do vínculo empregatício.

O plano de previdência privada da Klabin - Plano Prever, administrado pelo Unibanco AIG Seguros & Previdência, foi instituído em 1986 sob a modalidade de benefício definido. A partir de 1998 houve uma reestruturação que resultou na conversão do plano para a modalidade de contribuição definida.

Em novembro de 2001, foi instituído um novo plano de previdência privada - Plano de Aposentadoria Complementar Klabin - PACK, também administrado pelo Unibanco AIG Seguros & Previdência e estruturado no conceito de PGBL - Plano Gerador de Benefícios Livres.

Aos participantes do Plano Prever foi dada a opção de migração para o novo plano.

As contribuições aos planos são as seguintes:

20 EMPLOYEE BENEFITS AND PRIVATE PENSION PLAN (CONSOLIDATED)

Klabin S.A. and its subsidiaries grant to their employees life insurance, medical assistance and pension plan benefits. These benefits are recorded on the accrual basis of accounting, and the benefits expire upon termination of the employment relationship.

The Klabin – Plano Prever, a private pension plan administered by Unibanco AIG Seguros & Previdência, was established in 1986 as a defined benefit plan. In 1998, the plan was converted into a defined contribution plan.

In November 2001, a new private pension plan was established, the Klabin Supplementary Retirement Plan (PACK), which is also managed by Unibanco AIG Seguros & Previdência and is structured as a Free Benefit Generating Plan (PGBL).

The participants of the Prever Plan were given the option to migrate to the new plan.

Contributions to the plans are as follows:

Plano Prever / "Plano Prever"	Funcionário / Employee	Empresa / Company
Contribuição básica / Basic contribution	3% do salário limitado a R$ 12.000,00 / 3% of salary, limited to R$ 12	7% do salário limitado a R$ 12.000,00 / 7% of salary, limited to R$ 12
Contribuição pelo serviço passado / Past service contribution	Calculada individualmente, tomando como base a reserva necessária para atingir uma expectativa de aposentadoria de 50% do salário, limitado a R$ 6.000,00 / Calculated individually, taking as a basis the reserve necessary to pay a pension of 50% of salary, limited to R$ 6	Equivalente a 70% da contribuição do serviço passado do participante. / 70% of the past service contribution of the participant.

O valor total das contribuições básicas e do serviço passado realizadas pelo funcionário não poderá ultrapassar o equivalente a 10% do salário.

The total of the basic past service contributions paid by the employee cannot exceed 10% of salary.

Plano Pack / Pack	Funcionário / Employee	Empresa / Company
Contribuição básica / Basic contribution	Conforme a idade, variando de 1 a 9% do salário de contribuição / According to age, varying from 1% to 9% of the contribution salary	Conforme tempo de serviço, percentual sobre a contribuição do participante variando de 100% a 200% / According to the length of service, from 100% to 200% of the participant's contribution

Em ambos os planos não é assumida pela Klabin S.A. ou por suas controladas, qualquer responsabilidade por garantir níveis mínimos de benefícios aos participantes que venham a se aposentar.

Durante o exercício de 2002 a Klabin S.A. e empresas controladas contribuíram com R$ 3.402 aos planos (2001 R$ 2.051), valor contabilizado como despesa no resultado do exercício.

O total de participantes do plano em 31 de dezembro de 2002 é de 3.348, sendo que destes, 3.311 são empregados na ativa e 37 são aposentados.

Klabin S.A. and its subsidiaries do not guarantee minimum benefit levels to the participants that will retire under either plan.

During 2002, Klabin S.A. and its subsidiaries contributed R$ 3,402 to the plans (2001 - R$ 2,051), recorded as an expense for the year.

At December 31, 2002, the total number of participants in the plans is 3,348, of which 3,311 are active and 37 are retired employees.

PARECER DOS AUDITORES INDEPENDENTES
REPORT OF INDEPENDENT ACCOUNTANTS

14 de fevereiro de 2003
Aos Administradores e Acionistas
Klabin S.A.

1 Examinamos as demonstrações financeiras da Klabin S.A. e as demonstrações financeiras consolidadas da Klabin S.A. e controladas em 31 de dezembro de 2002 e de 2001, elaboradas sob a responsabilidade da administração da companhia. Nossa responsabilidade é a de emitir parecer sobre essas demonstrações financeiras. O exame das demonstrações financeiras das investidas Klabin Kimberly S.A. e KCK Tissue S.A. referentes ao exercício findo em 31 de dezembro de 2002, incluídas nas demonstrações financeiras consolidadas mencionadas, acima, foi conduzido sob a responsabilidade de outros auditores independentes. Nosso parecer, no que se refere ao valor dos referidos investimentos, no montante de R$ 142.086 mil em 31 de dezembro de 2002, e ao resultado de equivalência patrimonial por eles produzidos no exercício findo nessa data, no valor líquido de R$ 2.086 mil (despesa), está baseado exclusivamente no relatório desses outros auditores.

2 Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil que requerem que os exames sejam realizados com o objetivo de comprovar a adequada apresentação das demonstrações financeiras em todos os seus aspectos relevantes. Portanto, nossos exames compreenderam, entre outros procedimentos: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da companhia, (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados e (c) a avaliação das práticas e estimativas contábeis mais representativas adotadas pela administração da companhia, bem como da apresentação das demonstrações financeiras tomadas em conjunto.

3 Conforme descrito na Nota 14 (d) às demonstrações financeiras, não foram cumpridas pela Klabin S.A. determinadas restrições relativas a índices financeiros com os quais a companhia está comprometida por força dos respectivos contratos.

4 Com base em nossos exames e nos relatórios de outros auditores independentes, conforme mencionado no primeiro parágrafo, exceto quanto aos eventuais efeitos decorrentes do assunto mencionado no terceiro parágrafo, somos de parecer que as referidas demonstrações financeiras apresentam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da Klabin S.A. e da Klabin S.A. e controladas em 31 de dezembro de 2002 e de 2001 e o resultado das operações, as mutações do patrimônio líquido e as origens e aplicações de recursos da Klabin S.A., bem como o resultado consolidado das operações e as origens e aplicações consolidadas de recursos da Klabin S.A. e controladas dos exercícios findos nessas datas, de acordo com as práticas contábeis adotadas no Brasil.

5 Somos de parecer também que a demonstração consolidada do fluxo de caixa da Klabin S.A. e controladas, incluída, pela primeira vez, como informação suplementar com o objetivo de propiciar análises adicionais e apresentada exclusivamente para o exercício findo em 31 de dezembro de 2002, apresenta adequadamente, em todos os aspectos relevantes, o fluxo de caixa da Klabin S.A. e controladas para o exercício findo nessa data, de acordo com as práticas contábeis adotadas no Brasil. Essa informação suplementar foi submetida aos mesmos procedimentos de auditoria aplicados às demonstrações financeiras obrigatórias referidas no primeiro parágrafo.

February 14, 2003
To the Board of Directors and Stockholders
Klabin S.A.

1 We have audited the accompanying financial statements of Klabin S.A. and the consolidated financial statements of Klabin S.A. and its subsidiaries as of December 31, 2002 and 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiaries Klabin Kimberly S.A. and KCK Tissue S.A. for the year ended December 31, 2002, which are included in the above-mentioned financial statements, were conducted by other independent accountants. Our opinion, insofar as it relates to the amounts of these investments at December 31, 2002, of R$ 142,086 thousand, and the equity in the results of subsidiaries arising therefrom for the year then ended, of R$ 2,086 thousand (loss, net), is based solely on the reports of the other independent accountants.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 As mentioned in Note 14 (d), Klabin S.A. has not complied with certain financial covenants included in its loan contracts.

4 In our opinion, based on our audits and on the reports of other independent accountants mentioned in paragraph 1, and except for any effects resulting from the matter mentioned in paragraph 3, the above-mentioned financial statements audited by us present fairly, *in all material respects, the financial position of Klabin S.A. and of Klabin S.A. and its subsidiaries at December 31, 2002 and 2001, and the results of operations, the changes in stockholders' equity and the changes in the financial position of Klabin S.A., as well as the consolidated results of operations and changes in financial position of Klabin S.A. and its subsidiaries for the years then ended, in accordance with accounting practices adopted in Brazil.*

5 In our opinion, the consolidated statement of cash flow of Klabin S.A. and subsidiaries, which is included for the first time as supplementary information to facilitate additional analyses and is presented only for the year ended December 31, 2002, presents fairly, in all material respects, the cash flow of Klabin S.A. and subsidiaries for the year ended December 31, 2002, in accordance with accounting practices adopted in Brazil. This statement was subjected to the same audit procedures described in paragraph 2.

6 Durante o exercício de 2001, como parte do processo de reestruturação societária das empresas Klabin, foi realizada uma série de incorporações de empresas que alteraram significativamente a situação patrimonial e financeira da Klabin S.A., prejudicando a comparabilidade entre as demonstrações do resultado dos exercícios findos em 31 de dezembro de 2002 e de 2001. Os esclarecimentos e informações para melhor entendimento desse processo, e suas implicações sobre as demonstrações financeiras consolidadas das empresas Klabin, estão descritos nas Notas 2 e 4 às demonstrações financeiras.

7 A Klabin S.A. e controladas possuem investimentos em empresas localizadas na Argentina e contas a receber naquele país, cujos saldos consolidados em 31 de dezembro de 2002 totalizam R$ 52.952 mil e R$ 61.696 mil, respectivamente, bem como financiamentos denominados em moeda estrangeira naquele país, totalizando R$ 17.067 mil. Conforme mencionado na Nota 11 (e) às demonstrações financeiras, é ainda impraticável determinar com segurança e precisão os efeitos sobre os negócios da companhia, ou sobre a realização dos correspondentes ativos e liquidação dos respectivos financiamentos, resultantes da crise econômica que atravessa aquele país, bem como das medidas econômicas adotadas pelo governo Argentino para solucioná-la.

8 Os planos da administração da Klabin relacionados ao cumprimento das suas obrigações financeiras e reforço do capital de giro encontram-se descritos na Nota 3 às demonstrações financeiras. Diante da necessidade de equacionamento definitivo da sua posição financeira, a continuidade operacional da companhia depende do sucesso na implementação dos referidos planos. As demonstrações financeiras referidas no primeiro parágrafo foram elaboradas de acordo com princípios contábeis aplicáveis a empresas em regime normal de operações e não incluem quaisquer ajustes eventualmente necessários em virtude de incertezas quanto ao desfecho dos planos da administração.

PRICEWATERHOUSECOOPERS

Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Sócio
Contador CRC 1RJ026365/T-6 "T" SP 002331

6 During 2001, as part of the corporate restructuring of the Klabin group companies, various mergers were carried out which significantly altered the financial position of Klabin S.A. and affected the comparability of the financial statements for the years ended December 31, 2002 and 2001. The explanations and information for an understanding of this process and their implications on the consolidated financial statements of the Klabin group companies are described in Notes 2 and 4.

7 Klabin S.A. and subsidiaries have investments in companies located in Argentina and accounts receivable from customers in that country, whose consolidated balances at December 31, 2002 totaled R$ 52,952 thousand and R$ 61,696 thousand, respectively, as well as loans denominated in foreign currency in that country, totaling R$ 17,067 thousand. As mentioned in Note 11 (e), it is still impracticable in the current circumstances to determine the possible effects on the Company's businesses, or on the realization of its assets or on the payment of its loans, resulting from Argentina's economic crisis, as well as the recent economic measures adopted by the Government of Argentina.

8 Management's plans to comply with its financial obligations and to strengthen its working capital are described in Note 3. Considering the need for stabilizing its financial position, the Company's ability to continue as a going concern depends on a successful implementation of these plans. The financial statements referred to in paragraph 1 were prepared in accordance with accounting principles applicable to companies operating as going concern and do not include any adjustments that might be necessary as a result of the uncertainties regarding the outcome of management's plans.

PRICEWATERHOUSECOOPERS

Independent Auditors
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

PARECER DO CONSELHO FISCAL
OPINION OF THE FISCAL COUNCIL

Os membros do Conselho Fiscal de Klabin S.A., cumprindo atribuições legais e estatutárias, examinaram as Demonstrações Financeiras da Companhia, elaboradas de acordo com a legislação vigente, relativas ao exercício social findo em 31 de Dezembro de 2002, composta de Balanço Patrimonial, Demonstração do Resultado do Exercício, Demonstração das Mutações do Patrimônio Líquido e Demonstrações das Origens e Aplicações de Recursos, acompanhadas das respectivas Notas Explicativas , devidamente auditadas pela PricewaterhouseCoopers Auditores Independentes, e o pertinente Relatório da Administração; examinaram, também, as respectivas Demonstrações Financeiras Consolidadas, compreendendo a companhia e as empresas controladas. Opinam no sentido de que referidos documentos traduzem com propriedade a posição patrimonial e financeira da empresa e de que os mesmos estão em condições de merecer aprovação dos acionistas da sociedade, em Assembléia Geral Ordinária.

São Paulo, 18 de fevereiro de 2003.

The members of the fiscal Council of Klabin S.A., carrying out their duties as laid down by the law and the Company's Articles of Association, have examined the Financial Statements of the Company prepared in accordance with the current legislation, relative to the financial year ending December 31 2002, comprising the Balance Sheet, Income Statement for the financial year, Statement of Changes in Shareholders' Equity and Statement of Origins and Uses of Funds accompanied by the respective Explanatory Notes duly audited by PricewaterhouseCoopers Auditors Independents and the appropriate Management Report. Also examined were the respective Consolidated Financial Statements of the Company and the subsidiaries under its control. The council is of the opinion that the documents examined give a true and fair view of the affairs and financial position of the Company and merit the approval of the shareholders at their Annual General Meeting.

São Paulo, February 18, 2003.

Antonio Marcos Vieira Santos
Cármine Grande
João Alfredo Dias Lins
Marco Antonio Horta Pereira
Wolfgang Eberhard Rohrbach

CONSELHO DE ADMINISTRAÇÃO / BOARD OF DIRECTORS

Presidente / Chairman
Pedro Franco Piva

Conselheiros / Members

Alfredo Lobl
Armando Klabin
Daniel Miguel Klabin
Eduardo Bunker Gentil
Graziela Lafer Galvão
Israel Klabin
Lilian Klabin Levine
Miguel Lafer
Olavo Egydio Monteiro de Carvalho
Pedro Franco Piva
Roberto Luiz Leme Klabin
Sérgio Alberto Monteiro de Carvalho
Vera Lafer

DIRETORIA / EXECUTIVE OFFICERS

Miguel Sampol Pou	Diretor Geral e Diretor de Operações / Chief Executive and Operations Officer
Ronald Seckelmann	Diretor Financeiro e de Relações com Investidores / Financial and Investor Relations Officer
Reinoldo Poernbacher	Diretor de Recursos Estratégicos / Strategic Resources Officer
Antonio Sergio Alfano	Diretor de Controle e Desenvolvimento / Control and Development Officer
Carlos Alberto Ennes Cariello	Diretor de Recursos Humanos / Human Resources Officer
Roberto Gimenes Sanches	Diretor-Gerente de Participações / Investment Officer
Wilberto Luiz Lima Junior	Diretor de Assuntos Corporativos / Corporate Affairs Officer

Angel Alvarez Núñez
Contabilidade / Accounting
TC - CRC-1SP 157.878/O-3

Endereços / Addresses

Klabin S.A.

Corporativa / Corporate

Rua Formosa 367, 12º andar

01049-000 São Paulo SP Brasil

Tel.: (55 11) 3225-4000

Comercial / Commercial

Rua do Rócio, 109

04552-000 São Paulo SP Brasil

Tel.: (55 11) 3046-5800

Klabin Bacell S.A.

Rua Alfa, 1.033 – Área Ind. Norte Copec

42810-000 Camaçari BA Brasil

Tel.: (55 71) 634-0400

Riocell S.A.

Rua São Geraldo, 1.800

92500-000 Guaíba RS Brasil

Tel.: (55 51) 480-2233

Klabin Kimberly S.A.

Av. Brigadeiro Faria Lima, 1.461, 16º andar – Torre Sul

01452-002 São Paulo SP Brasil

Tel.: (55 11) 3038-4500

Klabin Argentina S.A.

Calle del Canal Fracción, 3

Parque Industrial de Pilar

1629 Buenos Aires Argentina

Tel.: (54 232) 249-6244

KCK Tissue S.A.

Avenida Del Libertador 498 piso 24

1001 Buenos Aires Argentina

Tel.: (54 114) 321-5700

Klabin Europe

Kortrijksesteenweg 1190

B9051 Sint-Denijs-Westrem Belgium

Tel.: (32) 9 220-2655

Klabin